Confidentially submitted to the Securities and Exchange Commission on October 4, 2021. This draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains strictly confidential.
Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
AMENDMENT NO. 1
TO
FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933
PHOENIX MOTOR INC.
(Exact name of registrant as specified in its charter)
Delaware	3713	85-4319789
(State or other jurisdiction of incorporation or organization)	(Primary standard industrial classification code number)	(I.R.S. employer identification number)
1500 Lakeview Loop
Anaheim, CA 92807
(909) 987-0815
(Address, including zip code, and telephone number,
including area code, of registrant’s principal executive offices)
Joseph R. Mitchell
joem@phoenixmotorcars.com
Chief Executive Officer
Phoenix Motor Inc.
1500 Lakeview Loop,
Anaheim, CA, 92807
(909) 987-0815
(Name, address, including zip code, and telephone number,
including area code, of agent for service)
Copies to:
Mitchell S. Nussbaum, Esq. David C. Fischer, Esq. dfischer@loeb.com 212-407-4827 Loeb & Loeb LLP 345 Park Avenue New York, NY 10154 Tel: (212) 407-4000 Fax: (212) 407-4990	M. Ali Panjwani, Esq. Pryor Cashman LLP 7 Times Square New York, New York 10036 Tel: (212) 421-4100 Fax: (212) 326-0806
Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.
If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box. ☐
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company,” in Rule 12b-2 of the Exchange Act.
Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☐ (Do not check if smaller reporting company)	Smaller reporting company ☒ Emerging growth company ☒
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act ☐
CALCULATION OF REGISTRATION FEE

Title of Each Class of Security Being Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee(3)
Common Stock, $0.0001 par value
Underwriter Warrants(4)
Common Stock underlying the Underwriter Warrants(5)
Total

(1)
Includes common stock that may be issued upon exercise of a 45-day option granted to the underwriters to cover over-allotments, if any.

(2)
Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.

(3)
To be paid at time of initial filing. Calculated pursuant to Rule 457(o) based on an estimate of the proposed maximum aggregate offering price.

(4)
The Registrant has agreed to issue to the underwriter warrants to purchase up to [    ]% in the aggregate of the shares of our common stock (the “Underwriter Warrants”) to be issued and sold in this offering (excluding shares issuable upon exercise of the over-allotment option described herein). The Underwriter Warrants are exercisable for a price per share equal to [   ]% of the public offering price.

(5)
Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(g) under the Securities Act. The warrants are exercisable at a per share exercise price equal to [   ]% of the public offering price. As estimated solely for the purpose of recalculating the registration fee pursuant to Rule 457(g) under the Securities Act, the proposed maximum aggregate offering price of the Underwriter Warrants is $[   ], which is equal to [   ]% of $[   ] ([    ]% of $[    ]).

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.
PRELIMINARY PROSPECTUS SUBJECT TO COMPLETION, DATED [      ], 2021

      Shares
Common Stock
[Phoenix logo]

This is our initial public offering of common stock. We are selling shares of common stock. We anticipate the initial public offering price will be between $      and $      per share.
No public market currently exists for our common stock. We intend to listthe common stock on the NASDAQ Capital Market, or NASDAQ, under the symbol “PEV.” Accordingly, while the estimates set forth above represent our bona fide estimate of the range of public offering price per share and number of shares to be issued, consistent with the requirements of the Securities and Exchange Commission and Nasdaq, we may ultimately issue more shares at a lower price or fewer shares at a greater price to achieve such minimum value of unrestricted publicly held shares. We will not consummate the offering unless such minimum value will be achieved and until we receive approval from Nasdaq to list our common stock.
We are an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012 and, as such, may elect to comply with certain reduced reporting requirements after this offering. See “Prospectus Summary — Emerging Growth Company Status.”
Investing in our securities involves a high degree of risk. You should carefully consider the risk factors beginning on page 10 of this prospectus before purchasing shares of our common stock.
	Price to Public	Underwriting Discounts and Commissions(1)	Proceeds to Us
Per Share	$	$	$
Total	$	$	$

(1)
Does not include additional compensation payable to the underwriter. We have agreed to reimburse the underwriter for certain expenses incurred relating to this offering. In addition, we will issue to the underwriter a warrant to purchase the number of shares of our common stock equal to up to [ ] percent ([ ]%) of the number of shares issued at the initial closing of this offering. See “Underwriting” for additional information regarding underwriting compensation.

This offering is being underwritten on a firm commitment basis. We have granted the underwriters an option for a period of 45 days from the date of this prospectus to purchase up to an additional [ ] shares from us at the public offering price less the underwriting discount and commissions.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares of common stock to purchasers on       , 2021.
Maxim Group LLC
The date of this prospectus is       , 2021

You should rely only on the information contained in this prospectus and in any free writing prospectus. We and the underwriters have not authorized anyone to provide you with information different from that contained in this prospectus. We and the underwriters are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted. The information in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of shares of our common stock.
Neither we nor any of the underwriters has done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the shares of common stock and the distribution of this prospectus outside of the United States.
Our logo and some of our trademarks and tradenames are used or incorporated by reference in this prospectus. This prospectus also includes trademarks, tradenames and service marks that are the property of other organizations. Solely for convenience, trademarks, tradenames and service marks referred to in this prospectus may appear without the ®, TM and SM symbols, but those references are not intended to indicate in any way that we will not assert to the fullest extent under applicable law our rights or the rights of the applicable licensor to these trademarks, tradenames and service marks.

i

We obtained the statistical data, market data and other industry data and forecasts described or incorporated by reference in this prospectus from market research, publicly available information and industry publications. Industry publications generally state that they obtain their information from sources that they believe to be reliable, but they do not guarantee the accuracy and completeness of the information. Similarly, while we believe that the statistical data, industry data and forecasts and market research are reliable, we have not independently verified the data, and we do not make any representation as to the accuracy of the information. We have not sought the consent of the sources to refer to their reports appearing or incorporated by reference in this prospectus.

ii

PROSPECTUS SUMMARY
This summary highlights certain information appearing elsewhere in this prospectus. For a more complete understanding of this offering, you should read the entire prospectus carefully, including the information under “Risk Factors,” “Business” and our financial statements and the related notes included elsewhere in this prospectus before investing in our common stock.
In this prospectus, unless otherwise stated or the context otherwise requires, references to “Phoenix, “Company,” “we,” “us,” “our,” or similar references mean Phoenix Motor Inc. and its subsidiaries on a consolidated basis.
Company Overview
Phoenix Motor Inc., doing business as “Phoenix Motorcars” through its wholly owned subsidiaries, Phoenix Cars LLC, Phoenix Motorcars Leasing LLC, and EdisonFuture Motor, Inc., currently designs, assembles, and integrates electric drive systems and light and medium duty electric vehicles (“EVs”) and markets and sells electric vehicle chargers for the commercial and residential markets.
EdisonFuture EF-1 Pickup Truck Prototype
As an EV pioneer, we delivered our first commercial EV in 2014. We develop and integrate our proprietary electric drivetrain into the Ford Econoline Chassis (E-Series), specifically on the Ford E-450. The Ford E-Series is the dominant chassis in the medium duty Class 4 market in the U.S. in terms of market share and the range of configurations varying from shuttle buses, Type A school buses, utility trucks, service trucks, to flatbed trucks, walk-in vans, and cargo trucks. Since our inception, we have been developing light and medium duty commercial electric vehicles for various service and government fleet markets, including city fleets, campuses, municipalities and transit agencies and serve a broad spectrum of commercial fleet customers, such as airport shuttle operators, hotel chains, transit fleet operators, seaports, last-mile delivery fleets, and large corporations.

Legacy EV Business Line: Fully Built Medium-Duty EVs
We sell our products both fully integrated into complete vehicles and in kit form to other partners for integration in the same vehicle platforms. For example, we sell to our shuttle partner/dealer electric drive system kits that are integrated into the E-450 based shuttle buses sold by them. The integration can be completed either at Phoenix manufacturing facilities or as part of the customer’s manufacturing process. We are currently in production of our recently developed third-generation drivetrain, which includes the largest battery pack and longest electric range for any Class 4 product on the market, offering up to 160 miles in range. Our current generation drivetrain allows for a variety of battery pack options which offer customers flexibility on pricing and configuration. Our latest technology also offers the largest variety of cutaway bodies including service trucks, utility trucks, flatbed trucks, cargo trucks, walk-in vans, shuttle buses, and school buses. In addition to engineering and final stage assembly of our electric drivetrain, Phoenix serves as a one-stop shop for companies or agencies looking to electrify their fleets. In advance of sales, we assist customers in analyzing their fleets’ routes for suitability for EV adoption, vehicle type, and battery pack size (range vs. payload and costs). Route analysis also encompasses charger requirements, including location, and we provide site reviews and infrastructure installation support to customers. In addition, we offer leasing services to our customers, as well as assistance in identifying federal and state incentives for fleet electrification. While providing limited warranties for the parts and components of the vehicles we sell, we offer a full range of after-sale customer support over the vehicles’ lifespans, with our all-inclusive monthly service packages covering substantially all the maintenance needs.
We deployed the very first zero emission airport shuttle bus at the Los Angeles International Airport (“LAX”), and the LAX fleet has grown to 39 electric shuttle buses, one of the largest of its kind. Over the years, we have served over 45 fleet customers with a variety of needs, providing customized products to complete essential business functions. As of July 31, 2021, We have delivered a total of 97 EVs, consisting of 83 shuttle buses and 14 work and delivery trucks, representing what we believe is the largest number of Class 4 cutaway medium duty shuttle bus deployments in the U.S. and also the most electric vehicle deployed on the Ford E-Series chassis. To date, we estimate that our products have accumulated more than three million driven electric miles, reducing CO2 emission by over 9.7 million pounds, the equivalent of carbon sequestered by over 5,444 acres of forests. Phoenix has partnered to support sustainability and clean transportation objectives, meeting the needs of medium-duty fleet customers of all sizes, including utilities, cities, municipalities, transit agencies, airports, seaports, school districts, parking companies, universities, and corporate campuses. We are diligently executing on our expansion plan to further boost our production capabilities for year 2021, while addressing the supply chain related challenges posed by the ongoing COVID-19 Pandemic
We also sell a variety of L2 and DC fast-charging (“DCFC”) solutions to our fleet customers at the point of sale for any of our fleet vehicles. We have expanded our product offerings into the residential and multi-family markets, as well as the commercial markets, offering both L2 and DCFC charging stations.
Financial Performance Summary
•
Our revenues were $0.4 million, $4.1 million, and $4.0 million, respectively, for the period from November 13, 2020 through December 31, 2020 (Successor), the period from January 1, 2020 through November 12, 2020 (Predecessor), and the year ended December 31, 2019 (Predecessor).

•
Our net loss was $1.2 million, $3.4 million and $6 million, respectively, for the period from November 13, 2020 through December 31, 2020 (Successor), the period from January 1, 2020 through November 12, 2020 (Predecessor) and the year ended December 31, 2019 (Predecessor).

Market Opportunities
According to Electric Vehicle Outlook 2021 by Bloomberg New Energy Finance (“BloombergNEF”), the adoption of EVs in the commercial market is still low with over one million commercial EVs on the road, including buses, delivery vans and trucks compared to 12 million passenger EVs in use. The commercial EV market, which we believe is currently underserved, is projected to grow from a low base today to global sales of three million units by 2025 and nine million by 2030, led by buses and light trucks, representing significant growth opportunities. Major factors driving the growth of the commercial EV market size are rising policy support, increasing electrification of public transport fleets, stringent government regulations, advancements in battery pack technologies and electric powertrains and accelerated investment in charging infrastructure. By taking advantage of increasing EV demand boosted by government incentives, grants and regulations, as well as our leading technology, experience and expertise, and our strong relationships with dealers such as Creative Bus Sales and Forest River, we believe we are well positioned to capitalize on the commercial market opportunities. With the launch of our third-generation e-drive system in the second quarter of, 2021 and a backlog of 71 units, representing revenues of approximately $12 million, we believe our business is on a path of robust growth in the next few years.
Competitive Strength
In response to the market opportunities, we offer the following competitive strengths:
•
Demonstrated Capability to Develop and Deploy Commercial EVs and Generate Revenue While Developing Next Generation Vehicles to Fuel Future Growth

•
Strong EV Development Experience and a One-Stop Shop Solution for Customers

•
Experienced and Proven Management Team

•
Key Relationships with OEMs, Customers and Dealerships

•
Optimized Production Supply Chain Catered to Class 4 Market

•
Modular Software and Hardware Design

Growth Strategy
In addition to our existing product lineup, we continue to evaluate the commercial vehicle markets, including projected trends and developments, to identify new areas of demand and product opportunities. Specifically,
•
We are collaborating with EasyMile, an industry leader in autonomous vehicle technology, to jointly design develop and deploy autonomous shuttle buses and delivery vans. In September 2020, EasyMile and Phoenix, in cooperation with the Metropolitan Transit Authority of Harris County (Houston Metro), secured the Federal Transit Administration (FTA) Accelerating Innovative Mobility (AIM) grant (Federal Award Identification No. TX-2021-028-00 representing the Cooperative Agreement between FTA and Houston METRO) to design and deploy the first-of-its-kind, all-electric Level 4 autonomous cutaway shuttle bus. Phoenix Motorcars is a named subcontractor to the contract between Houston Metro and EasyMile. The jointly developed autonomous electric shuttle bus will deployed in downtown Houston in 2022. The project revenue to Phoenix is expected to be $500,000, over the duration of the project. Future commercialization of the product will be a subject of negotiation upon successful completion of the development program and commercial viability of further required technology advances.

•
In the third quarter of 2021, we have started planning for the development of our fourth-generation electric drivetrain (“Gen 4”). In Gen 4, we plan to incorporate the latest technology developments in electric drive systems and engineering repackaging intended to enable Phoenix to diversify sourcing, particularly for key components such as high voltage batteries, as well as significantly reduce our BOM costs. We anticipate launching the Gen 4 drivetrain in 2022.

•
We began designing and developing our purpose-built New Commercial Vehicle Platform (“Ground-up Platform”) in the second half of 2021. We work closely with our sales and supply chain partners such as Forest River, Creative Bus Sales, and EasyMile, to determine key features, customer requirements and emerging technologies. We are targeting our electric chassis for the Class 3 through 6 commercial vehicle markets by using light- weight materials and innovative electric drivetrain components that offer improved battery density, efficiency and space-claim. If developed successfully our Ground-up Platform will allow us to be independent of other chassis makers, such as Ford, on whose E-450 chassis we build our current products, and to customize our product offerings (chassis and drive system) to meet customer and fleet requirements.
•
We are developing our EF1-T e-pickup truck, our first in a line of all-electric pickup trucks and last-mile delivery vans incorporating our vision for sustainable transportation, with focus on energy efficiency and innovative designs. Icona Design, a world-leading automotive design company, has delivered concept/auto-show versions of the pick-up truck and a van; and we have begun marketing the vehicles, developing sales and service and manufacturing and assembly strategies, and sourcing partners or suppliers to complete product development and provide major components.

•
We currently sell both L2 and DC Fast Charging solutions to our existing fleet customers, at the point of sale. As we expand our product offerings, we plan to offer charging products for the residential and multi-family EV markets, in both networked and non-networked configurations. In most cases, Level 2 charging will be the focal point for the residential and multi-family markets, but we are able to offer DC fast charging, as well. The other market we will focus on is the commercial/public market, where we will offer both Level 2 and DC fast charging solutions, with both networked and non- networked offerings. We have entered into agreements with suppliers and launched the products in the third quarter of 2021.

Our Corporate Structure
Upon the closing of this offering, we will be a “controlled company” within the meaning of the        corporate governance standards because more than 50% of the voting power of our outstanding common stock will be beneficially owned by SPI Energy Co., Ltd., through its wholly-owned subsidiaries. For further information on the implications of this distinction, see “Risk Factors — Risks Related to this Offering and Ownership of Our Common Stock” and “Management — Controlled Company.”
Following the closing of this offering, SPI will continue to have the right, at any time until SPI and its affiliates, including Edison Futures, no longer beneficially own at least 5% of the voting power of our outstanding common stock, to nominate a number of directors comprising a percentage of the board in accordance with their beneficial ownership of the voting power of our outstanding common stock (rounded up to the nearest whole number), except that if SPI and its affiliates, including EdisonFuture, beneficially own more than 50% of the voting power of our outstanding common stock, EdisonFuture will have the right to nominate a majority of the directors. See “Management — Board Composition” for more information.
Risks Affecting Us
Our business is subject to a number of risks and uncertainties that you should understand before making an investment decision. These risks are discussed more fully in the section entitled “Risk Factors,” following this prospectus summary. These include:
•
We have a history of losses and expect significant increases in our costs and expenses. As we continue to invest in our technology, research and development efforts, improve our operational, financial and management information systems, hire additional personnel, obtain, maintain, expand our intellectual property portfolio, we expect to incur losses for at least the foreseeable future.

Until our operations become self-sustaining and government-subsidies independent, we will be required to raise additional funds, which may not be available or available on favorable terms, to remain in business.

•
Our history of losses makes evaluating our business and future prospects difficult and may increase the risk of your investment.

•
The COVID-19 pandemic and the efforts to mitigate its impact have had and may continue to have an adverse effect on our business, liquidity, results of operations, financial condition and price of our securities.

•
Our reliance on a limited base of suppliers for certain of our parts and products may result in disruptions to our supply chain and business and adversely affect our financial results.

•
Our reliance on a limited group of distributors of our EV shuttle buses and trucks may result in disruptions to our marketing and sales and adversely affect our financial results.

•
Our future growth is dependent upon commercial fleet customers’ willingness to adopt electric vehicles.

•
To be successful, we must comply with numerous government and industry requirements and standards.

•
You will experience immediate and substantial dilution as a result of this offering and may experience additional dilution in the future.

•
Management will have broad discretion as to the use of the proceeds from this offering, and we may not use the proceeds effectively.

•
We may become subject to product liability or warranty claims, which could harm our financial condition and liquidity if we are not able to successfully defend or insure against such claims.

Implications of Being an Emerging Growth Company and Smaller Reporting Company
We qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, which we refer to as the JOBS Act. As a result, we are permitted to, and intend to, rely on exemptions from certain disclosure requirements that are applicable to other companies that are not emerging growth companies. Accordingly, we have included detailed compensation information for only our three most highly compensated executive officers and have not included a compensation discussion and analysis, or CD&A, of our executive compensation programs in this prospectus. In addition, for so long as we are an “emerging growth company,” we will not be required to:
•
engage an auditor to report on our internal controls over financial reporting pursuant to Section 404(b) of the Sarbanes — Oxley Act of 2002, or the Sarbanes — Oxley Act;

•
comply with any requirement that may be adopted by the Public Company Accounting Oversight Board, or the PCAOB, regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (i.e., an auditor discussion and analysis);

•
submit certain executive compensation matters to shareholder advisory votes, such as “say-on-pay,” “say-on-frequency,” and “say-on-golden parachutes;” or

•
disclose certain executive compensation related items such as the correlation between executive compensation and performance and comparison of the chief executive officer’s compensation to median employee compensation.

In addition, the JOBS Act provides that an “emerging growth company” can use the extended transition period for complying with new or revised accounting standards.
We will remain an “emerging growth company” until the earliest to occur of:
•
our reporting $1.07 billion or more in annual gross revenues;

•
our issuance, in a three year period, of more than $1 billion in non-convertible debt;

•
the end of the fiscal year in which the market value of our common stock held by non-affiliates exceeds $700 million on the last business day of our second fiscal quarter; and

•
[           ], 2026.

We cannot predict if investors will find our securities less attractive because we may rely on these exemptions, which could result in a less active trading market for our securities and increased volatility in the price of our securities.
Finally, we are a “smaller reporting company” (and may continue to qualify as such even after we no longer qualify as an emerging growth company) and accordingly may provide less public disclosure than larger public companies, including the inclusion of only two years of audited financial statements and only two years of management’s discussion and analysis of financial condition and results of operations disclosure. As a result, the information that we provide to our stockholders may be different than you might receive from other public reporting companies in which you hold equity interests.
Our Corporate Information
We were incorporated in Delaware on October 12, 2020. Two of our operating subsidiaries, Phoenix Cars, LLC and Phoenix Motorcars Leasing, LLC were formed in 2003 and our third operating subsidiary EdisonFuture Motor, Inc. was established in July 2021. Our principal executive offices are located at 1500 Lakeview Loop, Anaheim, CA 92807. Our telephone number is (909) 987-0815. We maintain a website at www.Phoenixmotorcars.com. The information contained on our website is not, and should not be interpreted to be, a part of this prospectus.

THE OFFERING
Common stock being offered by us
shares
Common stock to be outstanding immediately after this offering shares
Over-allotment option
We have granted the underwriter a 45-day option to purchase up to an additional       shares from us at the public offering price per share less the underwriting discounts and commissions, to cover over-allotments, if any, on the same terms as set forth in this prospectus.
Use of proceeds
We intend to use the net proceeds from this offering to fund R& D, product development, capacity expansion and for working capital and other general corporate purposes.
Proposed NASDAQ trading symbol
“PEV”
Risk factors
Investing in our common stock involves a high degree of risk because our business is subject to numerous risks and uncertainties, as fully described below. The principal factors and uncertainties that make investing in our common stock risky include:
•
Our history of losses

•
Uncertainty regarding market acceptance of electric vehicles, generally, or our products, in particular

•
Risks relating to our changing to a new vehicle platform

•
Risks relating to our plans to expand our product offerings

•
Competition from manufacturers with greater resources

•
Our ability to maintain the pace of EV industry developments and changes

•
Changes in laws, regulatory requirements, governmental incentives, and fuel and energy prices

See “Risk Factors,” beginning on page [      ].
The number of shares of our common stock to be outstanding immediately after this offering excludes:
•
      shares of common stock issuable upon the exercise of outstanding options and warrants at a weighted average exercise price of $       per share; and

•
      shares reserved for issuance under our equity incentive plan.

Unless otherwise stated, all information in this prospectus assumes no exercise of the underwriter’s over-allotment option to purchase additional shares:

SUMMARY FINANCIAL AND OTHER DATA
The following table presents our summary historical financial data for the periods presented and should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the financial statements and notes thereto included elsewhere in this prospectus. The consolidated statements of operations data for the period from November 13, 2020 to December 31 , 2020 (Successor), the period from January 1, 2020 to November 12, 2020 (Predecessor), and the year ended December 31, 2019 (Predecessor), and the consolidated balance sheets as of December 31, 2020 (Successor) and December 31, 2019 (Predecessor) are derived from our audited financial statements included elsewhere in this prospectus. Our consolidated financial statements are prepared and presented in accordance with the generally accepted accounting principles in the United States of America, or U.S. GAAP. Our historical results are not necessarily indicative of results expected for future periods.
	Successor	Predecessor
	Period from November 13, 2020 to December 31, 2020	Period from January 1, 2020 to November 12, 2020	Year Ended December 31, 2019
In thousands
Consolidated Statements of Operations:
Net sales	$377	$4,132	$3,990
Cost of revenue	479	4,451	4,288
Gross loss	(102)	(319)	(298)
Operating expenses:
Selling, general and administrative	1,147	3,686	5,381
Total operating expenses	1,147	3,686	5,381
Operating loss	(1,249)	(4,005)	(5,679)
Other income (expense):
Interest expense, net	(4)	(4)	(300)
Others	12	587	8
Total other income (expense), net	8	583	(292)
Loss before income taxes	(1,241)	(3,422)	(5,971)
Income tax provision	(2)	—	(2)
Net loss	$(1,243)	$(3,422)	$(5,973)
Net loss per share of common stock:
Basic and Diluted	$(0.02)
Weighted average shares outstanding*	70,000,000

*
The shares are presented on a retrospective basis to reflect the Company’s recapitalization and stock split.

	Successor	Predecessor
In thousands	December 31, 2020	December 31, 2019
Summary Consolidated Balance Sheet Data:
Cash and cash equivalent	$15,699	$29
Current assets	19,249	5,552
Total assets	29,227	8,955
Current liabilities	4,254	4,408
Total liabilities	4,437	20,592
Total stockholders’ equity (deficit)	24,790	(11,637)
Total liabilities and equity	29,227	8,955

RISK FACTORS
You should carefully consider the risks described below and elsewhere in this report, which could materially and adversely affect our business, results of operations or financial condition. Our business faces significant risks and the risks described below may not be the only risks we face. Additional risks not presently known to us or that we currently believe are immaterial may materially affect our business, results of operations, or financial condition. If any of these risks occur, the trading price of our common stock could decline and you may lose all or part of your investment.
Risks Related to Our Business Operations and Industry
Our results of operations have not resulted in profitability, and we may not be able to achieve profitability going forward.
We have an accumulated deficit of $1.2 million as of December 31, 2020. We have had net losses of $1.2 million, $3.4 million and $6.0 million for the period from November 13, 2020 to December 31, 2020 (Successor), and the period from January 1, 2020 to November 12, 2020 (Predecessor) and for the year ended December 31, 2019 (Predecessor), respectively. We may incur significant losses in the future for a number of reasons, including the other risks described in this prospectus, and we may encounter unforeseen expenses, difficulties, complications, delays and other unknown events. Accordingly, we may not be able to achieve or maintain profitability. Our management is developing plans to alleviate the negative trends and conditions described above and there is no guarantee that such plans will be successfully implemented. Our business plan is focused on providing sustainable and cost-effective solutions to the commercial transportation sector but is still unproven. There is no assurance that even if we successfully implement our business plan, that we will be able to curtail our losses or ever achieve profitable operations. If we incur additional significant operating losses, our stock price may significantly decline.
We have yet to achieve positive cash flow and, given our projected funding needs, our ability to generate positive cash flow is uncertain.
We have had negative cash flow from operating activities of $1.4 million and $3.3 million for the period from November 13, 2020 to December 31, 2020 (Successor) and for the year ended December 31, 2019 (Predecessor), respectively. We anticipate that we will continue to have negative cash flow from operating and investing activities through 2021 as we expect to incur research and development, sales and marketing, and general and administrative expenses and make capital expenditures in our efforts to increase sales and ramp up operations at our California facility. Our business also will at times require significant amounts of working capital to support our growth of additional platforms. An inability to generate positive cash flow for the near term may adversely affect our ability to raise needed capital for our business on reasonable terms, diminish supplier or customer willingness to enter into transactions with us, and have other adverse effects that may decrease our long-term viability. There can be no assurance that we will achieve positive cash flow in the near future or at all.
Electric vehicles are a new industry, so Phoenix’s success cannot be assured.
The electric vehicle industry in the United States is small by comparison with the traditional automotive vehicle industry. In particular, the medium-duty electric vehicle business, in which Phoenix engages, is comprised of a relatively small number of companies. Unless the use of battery power for medium-duty vehicles gains wide acceptance, Phoenix’s business will become unsustainable. There are a number of obstacles to wide acceptance of Phoenix’s EVs, as follows:
Costs of electric vehicles are high in comparison with those of traditional vehicles powered by internal combustion engines or hybrids.
Phoenix’s EVs will not gain wide acceptance unless Phoenix can reduce manufacturing and selling costs. Prices of Phoenix EVs range from $165,000 to $220,000, whereas prices of comparable traditional combustion engine vehicles range from approximately $50,000 to $80,000. The cost difference is due to the incremental cost of electric drivetrain, including lithium-ion batteries, motors, inverter and control software, coupled with the relatively low volume of production, leading to higher overheads.

In addition, government subsidies and incentives, including those available in California, are important for the cost-competitiveness of Phoenix’s EVs, and Phoenix’s growth and prospects depend in part on the availability and amounts of these subsidies and incentives. Any reduction, elimination or discriminatory application of government subsidies and incentives because of budgetary challenges, policy changes, the reduced need for such subsidies and incentives due to the perceived success of electric vehicles, or other reasons may impair the cost-competitiveness of Phoenix’s EVs.
The range of Phoenix’s EVs is limited, compared with that of traditional vehicles.
Whereas traditional combustion engine medium-duty vehicles may travel from 240 to 350 miles before refueling, Phoenix’s EVs have a maximum range of 160 miles and minimum recharging time of five to six hours. Currently, Phoenix’s EVs can be charged only at the owner’s location or select public charging locations using compatible charging equipment, further limiting the EVs to local use. Accordingly, potential customers needing vehicles with longer ranges or quicker turnaround of depleted electric energy supply may find Phoenix’s products relatively less attractive.
Phoenix’s current backlog consists entirely of orders for vehicles with a new drive system and a new chassis, entailing risks of fulfillment delays.
Phoenix is the process of releasing its Generation 3 drivetrain system, using a new battery supplier (a U.S. domestic company) and a thermal management cooling system. Also, all of Phoenix’s current products are built on the Ford E450 chassis. The Ford E450 2021 model year chassis has changed significantly from the most recent, 2019 chassis, on which Phoenix built its previous two years’ of vehicles. These changes require Phoenix’s engineering team to update the Generation 3 drive system to be compatible with both the 2019, as well as the 2021 chassis. We expect (but can give no assurance) that required engineering changes will be implemented by the end of the 2022 first quarter.
Some of Phoenix’s fleet customers require its vehicles to pass Federal Transit Administration “Altoona” testing, and the failure of Phoenix’s vehicles to do so would materially adversely affect sales and revenue.
Phoenix plans to begin Altoona testing process at the end of the third quarter or beginning of the fourth quarter of 2021 (pending availability for test slots and progress on the Generation 3 drive system); the tests are expected to last between three and six months. Failure to successfully complete testing in this timeframe would materially adversely affect order fulfillment, as well as future sales, to customers and potential customers that require successful completion of the test program in order to obtain federal financing that has lower interest cost and higher loan-to value allowances.
All of Phoenix’s current range of products are built on Ford’s E-450 chassis. A decision by Ford to offer an electric version of this chassis, directly, would impact the viability of Phoenix’s current products.
Phoenix currently builds all its products on Ford’s E-450 chassis. Ford does not offer an electric version of this chassis, due to the relatively small market size for medium-duty electric vehicles. As volumes increase, there is a potential risk of Ford’s launching an electric version of Ford’s E-450 chassis directly from the factory, negating the need for Phoenix’s current range of products. Additionally, a shortage in the availability of this chassis would impact Phoenix’s capability to produce and fulfill customer’s orders in a timely manner.
The demand for commercial electric vehicles depends, in part, on the continuation of current trends resulting from dependence on fossil fuels. Extended periods of low diesel or other petroleum-based fuel prices could adversely affect demand for Phoenix’s vehicles, which would adversely affect its business, prospects, financial condition and operating results.
We believe that much of the current and projected demand for commercial electric vehicles results from concerns about volatility in the cost of petroleum-based fuel, the dependency of the United States on oil from unstable or hostile countries, government regulations and economic incentives promoting fuel efficiency and alternative forms of energy, as well as the belief that climate change results in part from the burning of fossil fuels. If the cost of petroleum-based fuel decreased significantly, the outlook for the long-term supply of oil to the United States improves, the government eliminates or modifies its regulations or economic incentives related to fuel efficiency and alternative forms of energy, or if there is a change in the perception that the burning of fossil fuels negatively impacts the environment, the demand for commercial electric vehicles could be reduced, and our business and revenue may be harmed.
Diesel and other petroleum-based fuel prices have been extremely volatile, and we believe this continuing volatility will persist. Lower diesel or other petroleum-based fuel prices over extended periods of time may lower the perception in government and the private sector that cheaper, more readily available energy alternatives should be developed and produced. If diesel or other petroleum-based fuel prices remain at deflated levels for extended periods of time, the demand for commercial electric vehicles may decrease, which would have an adverse effect on our business, prospects, financial condition and operating results.
Phoenix’s growth depends upon the willingness of operators of commercial vehicle fleets to adopt electric vehicles and on its ability to produce, sell, and service vehicles that meet their needs. Operators’ willingness to acquire EV fleets often depends upon the cost to an operator in adopting EV technology, as compared to the cost of traditional vehicle technology.
Phoenix’s growth requires adoption of commercial vehicle operators to adopt EVs for their fleets and on Phoenix’s ability to produce, sell and service vehicles that meet their needs. EVs’ use in the medium-duty commercial vehicle market is a relatively new development, particularly in the United States, and is characterized by rapidly changing technologies and evolving government regulation, industry standards, and customer views of the merits of using electric vehicles in their businesses. This process has been slow, as, without including the impact of government or other subsidies and incentives, the purchase prices for Phoenix’s EVs currently is higher than those for diesel-fueled vehicles. The relatively low price of oil has also hurt Phoenix’s over the last few years.
Our future growth is dependent upon the willingness of operators of commercial vehicle fleets to adopt electric vehicles and upon our ability to produce, sell and service vehicles that meet their needs. If the market for commercial electric vehicles does not develop as we expect, or if it develops slower than we expect, our business, prospects, financial condition and operating results will be adversely affected.
Our growth requires adoption of commercial vehicle operators to adopt EVs for their fleets and on our ability to produce, sell and service vehicles that meet their needs. EVs’ use in the medium-duty commercial vehicle market is a relatively new development, particularly in the United States, and is characterized by rapidly changing technologies and evolving government regulation, industry standards, and customer views of the merits of using electric vehicles in their businesses. This process has been slow, as, without including the impact of government or other subsidies and incentives, the purchase prices for Phoenix’s EVs currently is higher than those for diesel-fueled vehicles. The relatively low price of oil has also hurt Phoenix’s over the last few years.
Phoenix must educate fleet managers regarding the economic benefits that Phoenix believes result over the life of its EVs. Phoenix believes that these benefits depend on the following:
•
the difference in the initial purchase prices of commercial electric vehicles and vehicles with comparable gross vehicle weight powered by internal combustion engines or hybrids, both including the effect of government and other subsidies and incentives designed to promote the purchase of electric vehicles;

•
the total cost of ownership of the vehicle over its expected life, which includes the initial purchase price and ongoing operating and maintenance costs;

•
the availability and terms of financing options for purchases of vehicles and, for commercial electric vehicles, financing options for battery systems;

•
the availability of tax and other governmental incentives to purchase and operate electric vehicles and future regulations requiring increased use of nonpolluting vehicles;

•
government regulations and economic incentives promoting fuel efficiency and alternate forms of energy;

•
fuel prices, including volatility in the cost of diesel fuel;

•
cost and availability of other alternatives to diesel fueled vehicles, such as vehicles powered by natural gas or hybrids;

•
corporate sustainability initiatives;

•
commercial electric vehicle quality, performance and safety (particularly with respect to lithium-ion battery packs);

•
the quality and availability of service for the vehicle, including the availability of replacement parts;

•
the range over which commercial electric vehicles may be driven on a single battery charge;

•
access to charging stations and related infrastructure costs, and standardization of electric vehicle charging systems;

•
electric grid capacity and reliability; and

•
macroeconomic factors.

If, in weighing these factors, operators of commercial vehicle fleets determine that there is no compelling business justification for purchasing commercial EVs, the market for commercial EVs may not develop as, or may develop more slowly than, Phoenix expects which would adversely affect Phoenix’s business, prospects, financial condition and operating results.
Phoenix has a limited number of customers, with which Phoenix does not have long-term agreements, and expects that a significant portion of our future sales will be from a limited number of customers. The loss of any of these customers could materially harm Phoenix’s business.
A significant portion of Phoenix’s projected future revenue is expected to be generated from a limited number of customers. Phoenix has no contracts with customers that include long-term commitments that ensure future sales of vehicles. The loss of or a reduction in sales or anticipated sales to Phoenix’s most significant customers would have a material adverse effect on our business, prospects, financial condition and operating results.
Phoenix may face competition from global automotive manufacturers.
We compete with a number of commercial EV manufacturers, including those such as Lightning eMotors, GreenPower Bus, SEA Electric and Arrival. In addition to Tesla & Rivian, a number of traditional global automobile manufacturers, including Ford, General Motors, Mercedes Benz, and Nissan-Renault-Mitsubishi-Toyota, have entered the consumer EV business, and a few, including BYD, Ford, General Motors, Tesla and Daimler have begun entry into the commercial EV market. These companies have far greater resources, brand recognition, and distribution channels than Phoenix or the Company does, which could make it difficult for Phoenix to gain widespread market acceptance. Ford has announced its intention to begin selling, in spring 2022, an all-electric version of its F-150 pickup truck, a market segment in which the Company intends to compete. There can be no assurance that Phoenix will be able to compete successfully with other market participants, and, if Phoenix cannot, then its business could fail.
Phoenix currently has no long-term parts supply contracts that guarantee pricing, which exposes Phoenix to fluctuations in component, materials, and equipment costs. Substantial increases in these prices would increase operating costs, adversely affecting Phoenix’s business, prospects, financial condition and operating results.
Because Phoenix currently has no long-term parts supply contracts that guarantee pricing on key components including base chassis and drivetrain components (excluding batteries), Phoenix is exposed to risks of increases in prices of the raw materials, parts, and components, and equipment used in EV production. Substantial increases in such prices would increase our operating costs and could reduce our margins if we cannot recoup the increased costs through increased vehicle prices. Any attempts to increase the announced or expected prices of our vehicles in response to increased costs could be viewed negatively by our customers and could adversely affect our business, prospects, financial condition and operating results. Phoenix has a long-term contract with its current battery supplier, offering pricing guarantees for a three-year period. The contract also stipulates minimum order quantities for the term of the contract.

Disruption of supply or shortage of raw materials could harm our business.
Historically, we have experienced significant delivery delays and supply shortage with our BOM components, battery packs in particular. When encountered with supply disruption or shortage, our production plans and delivery schedules to our customers are to a large extent dictated by the timing of receiving these BOM components, or when a different supplier is fully qualified and customized into our product design. Although we have worked diligently with our suppliers to mitigate the risks, we expect supply chain delays to continue to have a significant impact on our 2021 production and revenue and possibly thereafter. Any such supply interruption or shortage could materially adversely affect our business and operating results.
Phoenix EVs use lithium-ion batteries, which, if not appropriately managed and controlled, have caught fire or released smoke and flames. Such events could result in liability under Phoenix’s warranties, for damage or injury, adverse publicity and a potential safety recall, any of which would hurt Phoenix’s prospects.
The battery packs in Phoenix’s EVs use lithium-ion cells, which, if not appropriately managed and controlled can rapidly release energy by venting smoke and flames that can ignite nearby materials. Highly publicized incidents of laptop computers and cell phones bursting into flames have focused attention on the safety of these cells. These events also have raised questions about the suitability of lithium-ion cells for automotive applications. There can be no assurance that a field failure of Phoenix’s battery packs will not occur, which would damage the vehicle or lead to personal injury or death that subject Phoenix to lawsuits. Furthermore, there is some risk of electrocution if individuals who attempt to repair battery packs do not follow applicable maintenance and repair protocols. Any such damage or injury would likely lead to adverse publicity and potentially a safety recall. Any such adverse publicity could adversely affect Phoenix’s business, prospects, financial condition and operating results.
If we are unable to design, develop, market and sell new electric vehicles and services that address additional market opportunities, our business, prospects and operating results will suffer.
We may not be able to successfully develop new electric vehicles and services, address new market segments or develop a significantly broader customer base. To date, we have focused our business on the sale of high-performance electric buses and light-duty trucks. We will need to address additional markets and expand our customer demographic in order to further grow our business. In particular, we intend the Class 5 and Class 6 ZEUS vehicles to appeal to the larger day-delivery medium-duty vehicle customers, which is a much larger and different demographic from that our Class 4 vehicle. Successfully offering a vehicle in this vehicle class requires delivering a vehicle with a higher standard of fit and size than currently exists in the Class 4, at a price that is competitive with other larger vehicles. We have not completed the design, component sourcing or manufacturing process for the Class 5 and Class 6 vehicles, so it is difficult to forecast its eventual cost, manufacturability or quality. Therefore, there can be no assurance that we will be able to deliver a vehicle that is ultimately competitive in the premium sedan class. Our failure to address additional market opportunities would harm our business, financial condition, operating results and prospects.
If we are unable to address the service requirements of our current and future customers or if there is inadequate access to charging stations, our business will be materially and adversely affected.
Demand for our EV buses and trucks will depend in part on the availability of service providers and charging infrastructure. Servicing electric vehicles is different than servicing internal combustion engine or hybrid vehicles and requires specialized skills, including high voltage training and servicing techniques. Our vehicles also require the use of charging stations to recharge its batteries. While the prevalence of charging stations has been increasing, charging station locations are significantly less widespread than gas stations. We currently partner with third-party service providers to maintain and repair the Zeus buses and trucks and with third-party electric vehicle charging station providers to offer installation of charging stations to our customers. If we are unable to satisfactorily service our current and future customers or provide seamless access to charging infrastructure, our ability to generate customer loyalty, grow our business and sell Zeus vehicles could be impaired.

Our future growth depends upon our ability to maintain relationships with our existing suppliers and source suppliers for our critical components, and to complete building out our supply chain, while effectively managing the risks due to such relationships.
Our success will be dependent upon our ability to maintain and expand our relationships with suppliers who are critical and necessary to the output and production of our vehicles. We also rely on a small group of suppliers to provide us with the components for our vehicles. The supply agreements we have or may enter into with key suppliers in the future may have provisions where such agreements can be terminated in various circumstances, including potentially without cause. If these suppliers become unable to provide, or experience delays in providing, components, or if the supply agreements we have in place are terminated, it may be difficult to find replacement components. Changes in business conditions, pandemics, governmental changes and other factors beyond our control or that we do not presently anticipate could affect our ability to receive components from our suppliers.
Further, we have not secured supply agreements for all of our components. In addition, there is the possibility that finalizing the supply agreements for the parts and components of our vehicles will cause significant disruption to our operations, or such supply agreements could be at costs that make it difficult for us to operate profitably.
If we do not enter into long-term supply agreements with guaranteed pricing for our parts or components, we may be exposed to fluctuations in prices of components, materials and equipment. Agreements for the purchase of battery cells typically contain pricing provisions that are subject to adjustment based on changes in market prices of key commodities. Substantial increases in the prices for such components, materials and equipment would increase our operating costs and could reduce our margins if we cannot recoup the increased costs. Any attempts to increase the announced or expected prices of our vehicles in response to increased costs could be viewed negatively by our potential customers and could adversely affect our business, prospects, financial condition or operating results.
We expect to require continued capital investment.
The design, manufacture and sale of electric vehicles is a capital-intensive business. Although we anticipate that the funding from this offering will provide sufficient capital, our business plan to design, produce, sell and service commercial electric buses, vans and trucks, including the EZ Zeus autonomous bus, is expected to require continued capital investment to fund operations, to continue research and development and to improve infrastructure. Unlike established EV automotive manufacturers that have greater financial resources than we do, there can be no assurance that we will have access to the capital we need on favorable terms when required or at all. If we cannot raise additional funds when we need them, our financial condition and business could be materially adversely affected.
Phoenix’s business requires highly technically skilled personnel, for whom Phoenix must compete for employment.
Phoenix’s manufacturing and research and development require highly skilled electrical, mechanical, and software engineers. Competition for employment of such individuals is intense, and Phoenix’s ability to attract and retained and retaining them is essential to continuing its business. Growth of Phoenix’s business will depend upon its ability to compete for increasing numbers of such employees, and there can be no assurance that Phoenix will be able to do so. Our inability to attract and retain key personnel may materially and adversely affect our business operations. Any failure by our management to effectively anticipate, implement and manage the changes required to sustain our growth would have a material adverse effect on our business, financial condition and results of operations.
We will also need to hire and train a significant number of hourly employees to expand our commercial manufacturing operations. Furthermore, in the event employees hired by us seek to join or form a labor union, we could be subject to risks as we engage in and attempt to finalize negotiations with any such union, including potential work slowdowns or stoppages, delays and increased costs. If we are unsuccessful in hiring and training an expanded workforce in a timely and cost-effective manner, our business, financial condition and results of operations could be adversely affected.

We face various challenges in scaling manufacturing, assembling, and converting processes effectively and quickly from low volume production to high volume production for our third-generation drivetrain products.
We have no experience to date in high volume manufacturing, assembling, and converting to commercial electric vehicles. Our existing production model utilizing third party vendors for our third-generation products currently offered to customers may not be well suited for high-volume production to scale our business. We do not know whether we will be able to develop efficient, low-cost manufacturing, assembly and converting capability and processes, and reliable sources of component supply that will enable us to meet the quality, price, engineering, design and production standards, as well as the production volumes we target. Any failure to develop such manufacturing, assembly and converting processes and capabilities and reliable sources of component supply within our projected costs and timelines could have a material adverse effect on our business, prospects, operating results and financial condition. Even if we are successful in developing our high-volume manufacturing, assembly and converting capability and processes, and reliable sources of component supply, we do not know whether we will be able to do so in a manner that avoids significant delays and cost overruns, including as a result of factors beyond our control such as problems with suppliers and vendors, or in time to meet our commercialization schedules or to satisfy the requirements of customers. In addition, certain components we integrate may not be available on a consistent basis or in large quantities. Our business, prospects, financial condition and operating results could be adversely affected if we experience disruptions in our supply chain or if we cannot obtain materials of sufficient quality at reasonable prices.
The complexity in our business is expected to grow as we develop new products and services. We have limited experience in simultaneously designing, testing, manufacturing, upgrading, adapting and selling our electric drivetrains as well as limited experience allocating our available resources among the design and production of multiple electric drivetrains. As we add complexity to our product line and introduce new products and services, we may experience unexpected delays.
If we are unable to scale our existing assembly processes and systems quickly while maintaining our current quality level, including as a result of supply chain constraints and inability to manage complexity in our business, we may be unable to meet our customers’ vehicle quality and quantity requirements or our forecasted production schedule or lower our cost of sales. As a result, we may not be able to meet our customers’ delivery schedules and could face the loss of customers, or be exposed to liability to customers to which we promised delivery, which could adversely affect our business, prospects, financial condition and operating results.
If we fail to scale our business operations or otherwise manage future growth effectively as we attempt to rapidly grow our company, we may not be able to produce, market, service and sell our vehicles profitably or successfully.
We are targeting significant future growth in our Zeus product line to include Class 5 and 6 vehicles and the EZ Zeus autonomous driving vehicle. Any failure to plan and manage our growth effectively could materially and adversely affect our business, prospects, operating results or financial condition. Our future operating results depend to a large extent on our ability to plan and realize our expansion and growth successfully. We cannot assure that we will be able to design and develop efficient, automated, low-cost manufacturing capabilities and processes, and reliable sources of component supply, that will enable us to meet our planned quality, price, engineering, design and production goals and standards, as well as the production volumes, required to profitably market our vehicles.
We may not be able to accurately estimate the supply and demand for our vehicles, which could result in a variety of inefficiencies in our business and hinder our ability to generate revenue. If we fail to accurately predict our manufacturing requirements, we could incur additional costs or experience delays.
It is difficult to predict our future revenues and appropriately budget for our expenses, and we may have limited insight into trends that may emerge and affect our business. We will be required to provide forecasts of our demand to our suppliers several months prior to the scheduled delivery of products to our prospective customers. If we overestimate our requirements, our suppliers may have excess inventory, which indirectly would increase our costs. If we underestimate our requirements, our suppliers may have inadequate inventory, which could interrupt manufacturing of our products and result in delays in shipments and revenues. In addition, lead times for materials and components that our suppliers order may vary significantly and depend on factors such as the specific supplier, contract terms and demand for each component at a given time. If we fail to order sufficient quantities of product components in a timely manner, the delivery of vehicles to our customers could be delayed, which would harm our business, financial condition and operating results.
We may be unable to adequately control the costs or maintain adequate supply of components associated with our operations.
We may be unable to adequately control the costs associated with our operations. We expect to incur significant costs related to procuring raw materials required to manufacture and assemble our vehicles. The prices for these raw materials fluctuate depending on factors beyond our control. Our business also depends on the continued supply of battery cells for our vehicles. We are exposed to multiple risks relating to availability and pricing of quality lithium-ion battery cells.
Furthermore, currency fluctuations, tariffs or shortages in petroleum or other raw materials and other economic or political conditions may result in significant increases in freight charges and raw material costs. Substantial increases in the prices for our raw materials or components would increase our operating costs, and could reduce our margins. In addition, a growth in popularity of electric vehicles without a significant expansion in battery cell production capacity could result in shortages, which would result in increased costs in raw materials to us or impact our prospects.
We may not succeed in establishing, maintaining and strengthening our brand, which would materially and adversely affect customer acceptance of our vehicles and components and our business, revenues and prospects.
Our business and prospects heavily depend on our ability to develop, maintain and strengthen our brand. If we are not able to establish, maintain and strengthen our brand, we may lose the opportunity to build a larger base of customers. Our ability to develop, maintain and strengthen our brand will depend heavily on the success of our marketing efforts. The automobile industry is intensely competitive, and we may not be successful in building, maintaining and strengthening our brand. Our current and potential competitors, particularly automobile manufacturers headquartered in the United States, Japan, the European Union and China, have greater name recognition, broader customer relationships and substantially greater marketing resources than we do. If we do not develop and maintain a strong brand, our business, prospects, financial condition and operating results will be materially and adversely impacted.
Our electric vehicles will compete for market share with vehicles powered by other vehicle technologies that may prove to be more attractive than our vehicle technologies.
Our bus and light and medium-duty truck market currently is serviced by many manufacturers with existing customers and suppliers using proven and widely accepted fuel technologies. Additionally, our competitors are working on developing technologies that may be introduced in our target market. If any of these alternative technology vehicles can provide lower fuel costs, greater efficiencies, greater reliability or otherwise benefit from other factors resulting in an overall lower total cost of ownership, this may negatively affect the commercial success of our vehicles or make our vehicles uncompetitive.
We may be unable to keep up with changes in electric vehicle technology as new entrants and existing, larger manufacturers enter the electric vehicle space.
Our Zeus line of buses and trucks are designed for use with, and is dependent upon, existing electric vehicle technology. As new companies and larger, existing vehicle manufacturers enter the electric vehicle space, we may lose any technological advantage we may have had in the marketplace and suffer a decline in our position in the market. As technologies change, we plan to upgrade or adapt our products to continue to provide products with the latest technology. However, our products may become obsolete or our research and development efforts may not be sufficient to adapt to changes in or to create the necessary technology to effectively compete. As a result, our potential inability to adapt to and develop the necessary technology may harm our competitive position.

If our vehicles fail to perform as expected, our ability to develop, market and sell or lease our electric vehicles could be harmed.
If our vehicles were to contain defects in design and/or manufacture that cause them not to perform as expected or that require repair, our ability to develop, market and sell or lease our vehicles could be harmed. For example, the operation of our vehicles is highly dependent on software that will require modification and updates over time. Software products are inherently complex and often contain defects and errors when first introduced. We currently have a limited frame of reference by which to evaluate the long-term quality, reliability and performance characteristics of our buses, trucks, battery packs and other products. There can be no assurance that we will be able to detect and repair any defects in our products before commencing the sale of our vehicles. Any product defects or any other failure of our vehicles to perform as expected could harm our reputation and result in adverse publicity, lost revenue, delivery delays, product recalls, product liability claims or significant warranty and other expenses, and could have a material adverse impact on our business, financial condition, operating results and prospects.
We are relying on third-party suppliers to develop a number of advanced technologies for use in our products, including lithium-ion battery technology.
There can be no assurances that our suppliers, including our lithium-ion battery supplier, will be able to meet the technological requirements, production timing and volume requirements to support our business plan. In addition, the technology may not comply with the cost, performance useful life and warranty characteristics we anticipate in our business plan. As a result, our business plan could be significantly impacted and we may incur significant liabilities under warranty claims which could adversely affect our business, prospects and results of operations.
Our success may be dependent on our development and protection of intellectual property rights.
We rely on confidentiality and trade secret protections to protect our proprietary technology. All new EV drivetrain and technical developments by us will be owned by us. Our success will, in part, depend on our ability to obtain patents and trademarks and protect our trade secrets and proprietary technology. We are currently maintaining our engineering under confidentiality agreements and other agreements to preserve our trade secrets and other proprietary technology. Although we have entered into confidentiality agreements with our employees, consultants and contractors, our agreements may not adequately protect our intellectual property, particularly with respect to conflicts of ownership relating to work product generated by our employees, consultants and contractors, and we cannot be certain that others will not gain access to our trade secrets and other proprietary technology. Others may independently develop substantially equivalent proprietary information and techniques or otherwise gain access to our trade secrets.
Risks Relating to Regulation and Claims
Product liability or other claims could have a material adverse effect on our business.
The risk of product liability claims, product recalls and associated adverse publicity is inherent in the manufacturing, marketing and sale of all vehicles, including electric vehicles. Although we have liability insurance policies in place, that insurance may be inadequate to cover all potential product claims. Any product recall or lawsuit seeking significant monetary damages either in excess of our coverage, or outside of our coverage, may have a material adverse effect on our business and financial condition. We may not be able to secure additional liability insurance coverage on acceptable terms or at reasonable costs when needed or at all. A successful product liability claim against us could require us to pay a substantial monetary award. Moreover, a product recall could generate substantial negative publicity about our products and business and inhibit or prevent commercialization of other future product candidates. We cannot provide assurance that such claims and/or recalls will not be made in the future.
Regulatory requirements may have a negative effect upon our business.
All vehicles sold must comply with international, federal and state motor vehicle safety standards. In the United States, vehicles that meet or exceed all federally mandated safety standards are certified under the federal regulations. Rigorous testing and the use of approved materials and equipment are among the requirements for achieving federal certification. Our Zeus buses and trucks are subject to substantial regulation under federal, state and local laws and standards. These regulations include those promulgated by the U.S. EPA, the National Highway Traffic Safety Administration (“NHTSA”), the Pipeline and Hazardous Materials Safety Administration (“PHMSA”) and various state boards, and compliance certification is required for each new model year. These laws and standards are subject to change from time to time and we could become subject to additional regulations in the future. In addition, federal, state and local laws and industrial standards for electric vehicles are still developing. Compliance with these regulations could be challenging, burdensome, time consuming and expensive. If compliance results in delays or substantial expenses, our business could be adversely affected.
We may be exposed to liability for infringing upon other companies’ intellectual property rights.
Our success, in part, is dependent on our ability to operate without infringing on others’ proprietary rights. While we are not aware of any patents and trademarks which would cause our products or their use to infringe the rights of any third parties, we cannot be certain that infringement has not or will not occur. We could incur substantial costs, in addition to a great amount of time lost, in defending any patent or trademark infringement suits or in asserting any patent or trademark rights in a suit with another party.
Changes in laws or regulations, or a failure to comply with any laws and regulations, or any litigation that we may be subject to or involved in may adversely affect our business, investments and results of operations.
We are subject to laws, regulations and rules enacted by national, regional and local governments and the Nasdaq Stock Market on which we are applying for our securities to be listed. In particular, we will be required to comply with certain SEC, Nasdaq and other legal and regulatory requirements. Compliance with, and monitoring of, applicable laws, regulations and rules may be difficult, time consuming and costly. Those laws, regulations and rules and their interpretation and application may also change from time to time and those changes could have a material adverse effect on our business, investments and results of operations. In addition, a failure to comply with applicable laws, regulations or rules, as interpreted and applied, could have a material adverse effect on our business and results of operations.
We may be compelled to undertake product recalls or take other actions, which could adversely affect our business, prospects, operating results, reputation and financial condition.
Any product recall in the future may result in adverse publicity, damage our reputation and adversely affect our business, prospects, operating results and financial condition. In the future, we may, voluntarily or involuntarily, initiate a recall if any of our electric vehicles or components (including our battery cells) prove to be defective or noncompliant with applicable federal motor vehicle safety standards. Such recalls, whether caused by systems or components engineered or manufactured by us or our suppliers, would involve significant expense and diversion of management’s attention and other resources, which could adversely affect our brand image in our target market and our business, prospects, financial condition and operating results.
Insufficient warranty reserves to cover future warranty claims could adversely affect our business, prospects, financial condition and operating results.
Our ZEUS EVs are sold with warranties, and as a result we need to maintain warranty reserves to cover any warranty-related claims. If our warranty reserves are inadequate to cover such future warranty claims, our business, prospects, financial condition and operating results could be materially and adversely affected. We may become subject to significant and unexpected warranty expenses. There can be no assurances that then-existing warranty reserves will be sufficient to cover all claims.
Risks Related to this Offering and Ownership of our Common Stock
We will incur increased costs and demands upon management as a result of complying with the laws and regulations affecting public companies, which could adversely affect our operating results.
As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company, including costs associated with public company reporting and corporate governance requirements. These requirements include compliance with Section 404 and other provisions of the Sarbanes-Oxley Act, as well as rules implemented by the Securities and Exchange Commission, or SEC, and the NASDAQ Stock Market. In addition, our management team will also have to adapt to the requirements of being a public company. We expect complying with these rules and regulations will substantially increase our legal and financial compliance costs and to make some activities more time-consuming and costly.
The increased costs associated with operating as a public company will decrease our net income or increase our net loss, and may require us to reduce costs in other areas of our business or increase the prices of our products or services. Additionally, if these requirements divert our management’s attention from other business concerns, they could have a material adverse effect on our business, financial condition and operating results.
As a public company, we also expect that it may be more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified individuals to serve on our board of directors or as our executive officers.
Concentration of ownership among our existing principal stockholder, executive officers, directors and their affiliates may prevent new investors from influencing significant corporate decisions.
Upon completion of this offering, our executive officers, directors, principal shareholders and their affiliates will beneficially own, in the aggregate, approximately [      ]% of our outstanding shares of common stock. In particular, EdisonFuture, Inc., a subsidiary of SPI Energy, Ltd, which currently owns 100% our common stock, will beneficially own approximately[      ]% of our outstanding shares of common stock upon completion of this offering. As a result, these stockholders will be able to exercise effective control over all matters requiring stockholder approval, including the election of directors, amendment of our certificate of incorporation and approval of significant corporate transactions. This control could have the effect of delaying or preventing a change of control of our company or changes in management and will make the approval of certain transactions difficult or impossible without the support of these stockholders.
As a result, upon completion of this offering we will be “Controlled Company,” or a company of which more than 50% of the voting power for the election of directors is held by an individual, group or another company, under The Nasdaq Stock Market (“Nasdaq”) rules. “Controlled Companies” may elect not to comply with certain Nasdaq corporate governance requirements, including regarding independence of their directors and board committees. Currently, we have elected to not take advantage of these exemptions and are subject to the same governance standards as companies that are not “controlled companies.”
As a result of becoming a public company, we will be obligated to develop and maintain proper and effective internal control over financial reporting. We may not complete our analysis of our internal control over financial reporting in a timely manner, or these internal controls may not be determined to be effective, which may adversely affect investor confidence in our company and, as a result, the value of our common stock.
We will be required, pursuant to Section 404 of the Sarbanes-Oxley Act, to furnish a report by management on, among other things, the effectiveness of our internal control over financial reporting for the first fiscal year beginning after the effective date of this offering. This assessment will need to include disclosure of any material weaknesses identified by our management in our internal control over financial reporting, as well as a statement that our auditors have issued an attestation report on effectiveness of our internal controls.
We are in the very early stages of the costly and challenging process of compiling the system and processing documentation necessary to perform the evaluation needed to comply with Section 404. We may not be able to complete our evaluation, testing and may not be able to remediate any or all material weaknesses. During the evaluation and testing process, if we identify one or more material weaknesses in our internal control over financial reporting, we will be unable to assert that our internal controls are effective. If we are unable to assert that our internal control over financial reporting is effective, or if our auditors are unable to express an opinion on the effectiveness of our internal controls, we could lose investor confidence in the accuracy and completeness of our financial reports, which would have a material adverse effect on the price of our common stock.
An active, liquid and orderly trading market for our common stock may not develop, the price of our stock may be volatile, and you could lose all or part of your investment.
Prior to this offering, there has been no public market for shares of our common stock. The initial public offering price of our common stock will be determined through negotiation with the underwriters. This price will not necessarily reflect the price at which investors in the market will be willing to buy and sell our shares of common stock following this offering. In addition, the trading price of our common stock following this offering is likely to be highly volatile and could be subject to wide fluctuations in response to various factors, some of which are beyond our control.
In addition, the stock market in general, and the market for technology companies in particular, has experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of those companies. Broad market and industry factors may seriously affect the market price of companies’ stock, including ours, regardless of actual operating performance. These fluctuations may be even more pronounced in the trading market for our stock shortly following this offering. In addition, in the past, following periods of volatility in the overall market and the market price of a particular company’s securities, securities class action litigation has often been instituted against these companies. This litigation, if instituted against us, could result in substantial costs and a diversion of our management’s attention and resources.
A total of                 , or    %, of our total outstanding shares after the offering are restricted from immediate resale, but may be sold on a stock exchange in the near future. The large number of shares eligible for public sale or subject to rights requiring us to register them for public sale could depress the market price of our common stock.
The market price of our common stock could decline as a result of sales of a large number of shares of our common stock in the market after this offering, and the perception that these sales could occur may also depress the market price of our common stock. Based on 70 million shares of common stock outstanding as of June 30, 2021, we will have [           ]shares of common stock outstanding after this offering. Of these shares, the common stock sold in this offering will be freely tradable in the United States, except for any shares purchased by our “affiliates” as defined in Rule 144 under the Securities Act of 1933. The holders of 70 million[           ]shares of outstanding common stock have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any of their common stock during the 180-day period beginning on the date of this prospectus, except with the prior written consent of the underwriters. After the expiration of the 180-day restricted period, these shares may be sold in the public market in the United States, subject to prior registration in the United States, if required, or reliance upon an exemption from U.S. registration, including, in the case of shares held by affiliates or control persons, compliance with the volume restrictions of Rule 144.
Number of Shares and % of Total Outstanding	Date Available for Sale into Public Markets
, or %	Immediately after this offering.
, or %	180 days after the date of this prospectus due to contractual obligations and lock-up agreements between the holders of these shares and the underwriters. However, the underwriters can waive the provisions of these lock-up agreements and allow these stockholders to sell their shares at any time, provided their respective one-year holding periods under Rule 144 have expired.
, or %	From time to time after the date 180 days after the date of this prospectus upon expiration of their respective one-year holding periods in the U.S.
Upon completion of this offering, stockholders owning an aggregate of           shares [(including       stock options)] will be entitled, under contracts providing for registration rights, to require us to register shares of our common stock owned by them for public sale in the United States. In addition,

we intend to file a registration statement to register the approximately           shares reserved for future issuance under our equity compensation plans. Upon effectiveness of that registration statement, subject to the satisfaction of applicable exercise periods and, in certain cases, lock-up agreements with the representatives of the underwriters referred to above, the shares of common stock issued upon exercise of outstanding options will be available for immediate resale in the United States in the open market.
Sales of our common stock as restrictions end or pursuant to registration rights may make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate. These sales also could cause our stock price to fall and make it more difficult for you to sell shares of our common stock.
Provisions in our amended and restated certificate of incorporation, our by-laws and Delaware law might discourage, delay or prevent a change in control of our company or changes in our management and, therefore, depress the trading price of our common stock.
Provisions of our amended and restated certificate of incorporation, our by-laws and Delaware law may have the effect of deterring unsolicited takeovers or delaying or preventing a change in control of our company or changes in our management, including transactions in which our stockholders might otherwise receive a premium for their shares over then current market prices. In addition, these provisions may limit the ability of stockholders to approve transactions that they may deem to be in their best interests. These provisions include:
•
the inability of stockholders to call special meetings; and

•
the ability of our board of directors to designate the terms of and issue new series of preferred stock without stockholder approval, which could include the right to approve an acquisition or other change in our control or could be used to institute a rights plan, also known as a poison pill, that would work to dilute the stock ownership of a potential hostile acquirer, likely preventing acquisitions that have not been approved by our board of directors.

The existence of the forgoing provisions and anti-takeover measures could limit the price that investors might be willing to pay in the future for shares of our common stock. They could also deter potential acquirers of our company, thereby reducing the likelihood that you could receive a premium for your common stock in an acquisition.
Purchasers in this offering will experience immediate and substantial dilution in the book value of their investment.
The anticipated initial public offering price of our common stock is substantially higher than the net tangible book value per share of our outstanding common stock immediately after this offering. Therefore, if you purchase our common stock in this offering, you will incur immediate dilution of $      in the net tangible book value per share from the price you paid. In addition, following this offering, purchasers in the offering will have contributed    % of the total consideration paid by our stockholders to purchase shares of common stock, in exchange for acquiring approximately    % of our total outstanding shares as of [           ], 2021 after giving effect to this offering. The exercise of outstanding stock options will result in further dilution.
If securities or industry analysts do not publish or cease publishing research or reports about us, our business or our market, or if they change their recommendations regarding our stock adversely, our stock price and trading volume could decline.
The trading market for our common stock will be influenced by the research and reports that industry or securities analysts may publish about us, our business, our market or our competitors. If any of the analysts who may cover us change their recommendation regarding our stock adversely, or provide more favorable relative recommendations about our competitors, our stock price would likely decline. If any analyst who may cover us were to cease coverage of our company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause our stock price or trading volume to decline.

Our management will have broad discretion over the use of the proceeds we receive in this offering and might not apply the proceeds in ways that increase the value of your investment.
Our management will have broad discretion over the use of our net proceeds from this offering, and you will be relying on the judgment of our management regarding the application of these proceeds. Our management might not apply our net proceeds in ways that ultimately increase the value of your investment. We expect to use the net proceeds from this offering for general corporate purposes, including working capital and capital expenditures, which may in the future include investments in, or acquisitions of, complementary businesses, services or technologies. Our management might not be able to yield a significant return, if any, on any investment of these net proceeds. You will not have the opportunity to influence our decisions on how to use our net proceeds from this offering.
After the completion of this offering, we do not expect to declare any dividends in the foreseeable future.
After the completion of this offering, we do not anticipate declaring any cash dividends to holders of our common stock in the foreseeable future. Consequently, investors may need to rely on sales of their common stock after price appreciation, which may never occur, as the only way to realize any future gains on their investment. Investors seeking cash dividends should not purchase our common stock.
We may seek to raise additional funds, finance acquisitions or develop strategic relationships by issuing securities that would dilute your ownership. Depending on the terms available to us, if these activities result in significant dilution, it may negatively impact the trading price of our shares of common stock.
Any additional financing that we secure, may require the granting of rights, preferences or privileges senior to, or pari passu with, those of our common stock. Any issuances by us of equity securities may be at or below the prevailing market price of our common stock and in any event may have a dilutive impact on your ownership interest, which could cause the market price of our common stock to decline. We may also raise additional funds through the incurrence of debt or the issuance or sale of other securities or instruments senior to our shares of common stock. We cannot be certain how the repayment of those promissory notes will be funded and we may issue further equity or debt in order to raise funds to repay the promissory notes, including funding that may be highly dilutive. The holders of any securities or instruments we may issue may have rights superior to the rights of our common stockholders. If we experience dilution from the issuance of additional securities and we grant superior rights to new securities over holders of our common stock, it may negatively impact the trading price of our shares of common stock and you may lose all or part of your investment.
A possible “short squeeze” due to a sudden increase in demand of our common stock that largely exceeds supply may lead to further price volatility in our common shares.
Investors may purchase our common stock to hedge existing exposure in our common stock or to speculate on the price of our common stock. Speculation on the price of our common stock may involve long and short exposures. To the extent aggregate short exposure exceeds the number of shares of our common stock available for purchase in the open market, investors with short exposure may have to pay a premium to repurchase our common stock for delivery to lenders of our common stock. Those repurchases may in turn, dramatically increase the price of our common stock until investors with short exposure are able to purchase additional common shares to cover their short position. This is often referred to as a “short squeeze.” A short squeeze could lead to volatile price movements in our common stock that are not directly correlated to the performance or prospects of our company and once investors purchase the shares of common stock necessary to cover their short position the price of our common stock may decline.
As an “emerging growth company” under the JOBS Act, we are allowed to postpone the date by which we must comply with some of the laws and regulations intended to protect investors and to reduce the amount of information we provide in our reports filed with the SEC, which could undermine investor confidence in our company and adversely affect the market price of our ordinary shares.
For so long as we remain an “emerging growth company” as defined in the JOBS Act, we intend to take advantage of certain exemptions from various requirements that are applicable to public companies that are not “emerging growth companies” including:
•
being permitted to provide only two years of audited financial statements, in addition to any required unaudited interim financial statements, with correspondingly reduced “Management’s Discussion and Analysis of Financial Condition and Results of Operations” disclosure;

•
not being required to comply with the auditor attestation requirements for the assessment of our internal control over financial reporting provided by Section 404 of the Sarbanes-Oxley Act of 2002;

•
not being required to comply with any requirements adopted by the Public Company Accounting Oversight Board requiring mandatory audit firm rotation or a supplement to the auditor’s report in which the auditor would be required to provide additional information about the audit and our financial statements;

•
reduced disclosure obligations regarding executive compensation; and

•
not being required to hold a nonbinding advisory vote on executive compensation or seek shareholder approval of any golden parachute payments not previously approved.

In addition, we may delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. As a result of this election, our financial statements may not be comparable to those of companies that comply with public company effective dates.
We intend to take advantage of these exemptions until we are no longer an “emerging growth company.” We will remain an emerging growth company until the earlier of: (1) the last day of the fiscal year (a) following the fifth anniversary of the completion of this offering, (b) in which we have total annual gross revenue of at least $1.07 billion, or (c) in which we are deemed to be a large accelerated filer, which means the market value of our ordinary shares that is held by non-affiliates exceeds $700 million as of the prior June 30, and (2) the date on which we have issued more than $1 billion in non-convertible debt during the prior three-year period.
Additionally, we are a “smaller reporting company” as defined in Item 10(f)(1) of Regulation S-K. Smaller reporting companies may take advantage of certain reduced disclosure obligations, including, among other things, providing only two years of audited financial statements. We will remain a smaller reporting company until the last day of the fiscal year in which (1) the market value of our ordinary shares held by non-affiliates exceeds $250 million as of the prior June 30, or (2) our annual revenues exceeded $100 million during such completed fiscal year and the market value of our ordinary shares held by non-affiliates exceeds $700 million as of the prior June 30. To the extent we take advantage of such reduced disclosure obligations, it may also make comparison of our financial statements with other public companies difficult or impossible.
After we are no longer an “emerging growth company,” we expect to incur additional management time and cost to comply with the more stringent reporting requirements applicable to companies that are deemed accelerated filers or large accelerated filers, including complying with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act. We cannot predict or estimate the amount of additional costs we may incur or the timing of such costs.
General Risk Factors
Economic conditions could adversely affect our business.
Uncertain global economic conditions, in particular in light of the COVID-19 pandemic, could adversely affect our business. Negative global economic trends, such as decreased consumer and business spending, high unemployment levels and declining consumer and business confidence, pose challenges to our business and could result in declining revenues, profitability and cash flow. Although we continue to devote significant resources to support our brands, unfavorable economic conditions may negatively affect demand for our products.
Litigation may adversely affect our business, financial condition and results of operations.
From time to time in the normal course of our business operations, we may become subject to litigation that may result in liability material to our financial statements as a whole or may negatively affect our operating results if changes to our business operation are required. The cost to defend such litigation may be significant and may require a diversion of our resources. There also may be adverse publicity associated with litigation that could negatively affect customer perception of our business, regardless of whether the allegations are valid or whether we are ultimately found liable. As a result, litigation may adversely affect our business, financial condition and results of operations. Since inception, the Company has not been a party to any material litigation.
We have and may continue to be impacted by macroeconomic conditions resulting from the global COVID-19 pandemic.
The 2019 novel coronavirus (“COVID-19”), which is widely acknowledged as having originated in Wuhan, China has since spread throughout the United States and globally. Our business, results of operations, and financial condition have been, and may continue to be, adversely impacted in material respects by COVID-19 and by related government actions (including declared states of emergency and quarantine, “shelter in place” orders, or similar orders), non-governmental organization recommendations, and public perceptions, all of which have led and may continue to lead to disruption in global economic and labor markets. These effects have had a significant impact on our business, including reduced demand for our products and workforce solutions, early terminations or reductions in projects, hiring freezes, and a shift of a portion of our workforce to remote operations, all of which have contributed to a decline in revenues and other significant adverse impacts on our financial results. Other potential impacts of COVID-19 may include continued or expanded closures or reductions of operations with respect to our supplier partners’ and customer operations or facilities, the possibility our customers will not order and will not be able to pay for our products, or that they will attempt to defer payments owed to us, either of which could materially impact our liquidity, the possibility that the uncertain nature of the pandemic may not yield the increase in certain of our workforce solutions that we have historically observed during periods of economic downturn, and the possibility that various government-sponsored programs to provide economic relief may be inadequate. Further, we may continue to experience adverse financial impacts, some of which may be material, if we cannot offset revenue declines with cost savings through expense-related initiatives, human capital management initiatives, or otherwise.
Some of our suppliers and partners also experienced temporary suspensions before resuming. Reduced operations or closures at government offices, motor vehicle departments and municipal and utility company inspectors have resulted in challenges in or postponements for our vehicle manufacturing and sales. Global trade conditions and consumer trends may further adversely impact us and our industries. For example, pandemic-related issues have exacerbated port congestion and intermittent supplier shutdowns and delays, resulting in additional expenses to expedite delivery of critical parts. Sustaining our production will require the readiness and solvency of our suppliers and vendors, a stable and motivated production workforce and ongoing government cooperation.
We cannot predict the duration or direction of current global trends, the sustained impact of which is largely unknown, is rapidly evolving and has varied across geographic regions. Ultimately, we continue to monitor macroeconomic conditions to remain flexible and to optimize and evolve our business as appropriate, and we will have to accurately project demand and infrastructure requirements globally and deploy our production, workforce and other resources accordingly. If current global market conditions continue or worsen, or if we cannot or do not maintain operations at a scope that is commensurate with such conditions or are later required to or choose to suspend such operations again, our business, prospects, financial condition and operating results may be harmed.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
This prospectus, including the sections entitled “Prospectus Summary,” “Risk Factors,” “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and “Business” contains forward-looking statements. All statements other than statements of historical facts contained in this prospectus, including statements regarding our future results of operations and financial position, business strategy and plans and our objectives for future operations, are forward-looking statements. The words “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect” and similar expressions are intended to identify forward-looking statements. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy, short term and long-term business operations and objectives, and financial needs. These forward-looking statements are subject to a number of risks, uncertainties and assumptions, including those described in “Risk Factors.” Moreover, we operate in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this prospectus may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements.
You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that the future results, levels of activity, performance or events and circumstances reflected in the forward-looking statements will be achieved or occur. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements. We undertake no obligation to update publicly any forward-looking statements for any reason after the date of this prospectus to conform these statements to actual results or to changes in our expectations.
You should read this prospectus and the documents that we reference in this prospectus and have filed with the SEC as exhibits to the registration statement of which this prospectus is a part with the understanding that our actual future results, levels of activity, performance and events and circumstances may be materially different from what we expect.
MARKET, INDUSTRY AND OTHER DATA
Unless otherwise indicated, information contained in this prospectus concerning our industry and the markets in which we operate, including our general expectations and market position, market opportunity and market size, is based on information from various sources, on assumptions that we have made that are based on those data and other similar sources and on our knowledge of the markets for our services. These data involve a number of assumptions and limitations, and you are cautioned not to give undue weight to such estimates. We have not independently verified any third party information and cannot assure you of its accuracy or completeness. While we believe the market position, market opportunity and market size information included in this prospectus is generally reliable, such information is inherently imprecise. In addition, projections, assumptions and estimates of our future performance and the future performance of the industry in which we operate is necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in “Risk Factors” and elsewhere in this prospectus. These and other factors could cause results to differ materially from those expressed in the estimates made by the independent parties and by us.

USE OF PROCEEDS
We estimate that we will receive net proceeds from this offering of approximately $      , based on an assumed initial public offering price of $      per share, which is the midpoint of the price range set forth on the cover of this prospectus, and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriters exercise their option to purchase additional shares, we estimate that we will receive an additional $      million in net proceeds.
A $1.00 increase (decrease) in the assumed initial public offering price of $      would increase (decrease) the net proceeds to us from this offering by $      .
We intend to use the net proceeds from this offering to invest in our technology, research and development efforts, obtain, maintain, expand our intellectual property portfolio and provide funding for working capital and other general corporate purposes. Pending specific utilization of the net proceeds as described above, we intend to invest the net proceeds of the offering in short-term investment grade and U.S. government securities.
DIVIDEND POLICY
We have never paid cash dividends on any of our capital stock and currently intend to retain our future earnings, if any, to fund the development and growth of our business.

CAPITALIZATION
The following table sets forth our capitalization as of December 31, 2020:
•
On an actual basis; and

•
On a pro forma as adjusted basis, to give further effect to (i) the sale of             shares of common stock by us in this offering at the initial public offering price of $        per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

You should read this table in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the financial statements and related notes included elsewhere in this prospectus.
	As of December 31, 2020 (USD ‘000)
	Actual	As adjusted
Cash and cash equivalents	$15,699
Stockholders’ equity:
Common stocks, par value $0.0001, 450,000,000 shares authorized, 70,000,000 issued and outstanding, as adjusted, respectively	$7
Subscription receivable	$(7)
Additional paid-in capital	$26,033
Accumulated deficit	$(1,243)
Total stockholders’ equity	$24,790
Total capitalization	$24,790
The number of shares of our common stock outstanding set forth in the table above excludes:
•
10,114,000 shares of common stock issuable upon the exercise of outstanding options and warrants at a weighted average exercise price of $0.43 per share; and

DILUTION
“Net tangible book value” is total assets minus the sum of liabilities and intangible assets. “Net tangible book value per share” is net tangible book value divided by the total number of shares outstanding on December 31, 2020 After giving pro forma effect to the conversion of our outstanding shares of preferred stock into             shares of common stock immediately prior to the closing of this offering, our pro forma net tangible book value on December 31, 2020 was approximately $       million, or $       per share.
After giving effect to our issuance and sale of                 shares of common stock in this offering at an assumed initial public offering price of $      per share, the mid-point of the estimated price range shown on the cover of this prospectus, after deducting the estimated underwriting discounts and offering expenses payable by us, the pro forma as adjusted net tangible book value as of December 31, 2020 would have been $      , or $      per share. This represents an immediate increase in pro forma net tangible book value of $       per share to our existing stockholders and an immediate dilution in pro forma net tangible book value of $       per share to investors purchasing shares of common stock in this offering at the assumed public offering price.
The following table illustrates this dilution:
Assumed public offering price per share	$
Pro forma net tangible book value per share as of December 31, 2020	$
Increase in pro forma net tangible book value per share attributable to the offering	$
Pro forma as adjusted net tangible book value per share as of December 31, 2020 after the offering
Dilution per share to new investors in the offering	$
A $1.00 increase (decrease) in the assumed initial public offering price of $       per share would increase (decrease) the pro forma net tangible book value by            , the pro forma net tangible book value per share after this offering by $       per share and the dilution in pro forma net tangible book value per share to investors in this offering by $       per share, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discount and offering expenses payable by us. If the underwriters exercise their over-allotment option in full, the pro forma as adjusted net tangible book value will increase to $       per share, representing an immediate increase to existing stockholders of $        per share and an immediate dilution of $       per share to new investors. If any shares are issued in connection with outstanding options, you will experience further dilution.
The following table presents, on a pro forma basis as of December 31, 2020, the differences between the existing stockholders and the new investors purchasing our common stock in this offering with respect to the number of shares purchased from us, the total consideration paid or to be paid to us, which includes net proceeds received from the issuance of common stock, cash received from the exercise of stock options and the average price per share paid or to be paid to us at the public offering price of $       per share, the midpoint of the price range set forth on the cover page of this prospectus, before deducting estimated underwriting discounts and commissions and estimated offering expenses:
	Shares Purchased		Total Consideration		Average Price Per Share
	Number	Percent	Amount	Percent
Existing stockholders		%	$	%	$
New investors		%	$	%	$
Total		%	$	%
Assuming the underwriters’ option to purchase additional shares is exercised in full, sales in this offering will reduce the percentage of shares held by existing stockholders to            % and will increase the number of shares held by our new investors to                   shares, or            %, assuming no purchases of our common stock by existing stockholders in this offering.

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
You should read the following discussion and analysis of Phoenix’s financial condition and results of Phoenix’s operations together with its consolidated financial statements and the notes thereto appearing elsewhere in this prospectus. This discussion contains forward-looking statements reflecting Phoenix’s current expectations, whose actual outcomes involve risks and uncertainties. Actual results and the timing of events may differ materially from those stated in or implied by these forward-looking statements due to a number of factors, including those discussed in the sections entitled “Risk Factors”, “Cautionary Statement regarding Forward-Looking Statements” and elsewhere in this prospectus.
Basis of Presentation
On November 12, 2020, EdisonFuture, Inc. (“EdisonFuture”), a Delaware corporation wholly owned by SPI Solar, Inc., which is a wholly owned subsidiary of SPI Energy Co., Ltd (“SPI”), acquired 100% of the membership interest of Phoenix Cars, LLC (“PCL”) and Phoenix Motorcars Leasing, LLC. (“PML”)(the “Business Combination”). Simultaneously, EdisonFuture effected the transfer of 100% membership interests of PCL and PML to Phoenix. The acquisition has been accounted for under ASC 805 Business Combinations. For the purposes of the consolidated financial data included in this prospectus, periods on or prior to November 12, 2020 reflect the financial position, results of operations and cash flows of the Company and its consolidated subsidiaries prior to the Business Combination, referred to herein as the Predecessor, and periods beginning after November 12, 2020 reflect the financial position, results of operations and cash flows of the Company after the Business Combination, referred to herein as the Successor. As a result of the Business Combination, the results of operations and financial position of the Predecessor and Successor are not directly comparable because of the application of the acquisition method during purchase accounting, which required a step up in basis of our assets and liabilities from their historical carrying values to fair value on the date of the Business Combination.
Principal Factors Affecting Our Results of Operations
We believe that the following factors have had, and we expect that they will continue to have, a significant effect on the development of our business, financial condition and results of operations.
•
Covid-19 Impact.   On January 30, 2020, the World Health Organization declared the COVID-19 outbreak, a “Public Health Emergency of International Concern” and, on March 11, 2020, declared it to be a pandemic. Actions taken around the world to help mitigate the spread of COVID-19 include restrictions on travel, quarantines in certain areas and forced closures for certain types of public places and businesses. COVID-19 and actions taken to mitigate its spread have had and are expected to continue to have an adverse impact on the economies and financial markets of many countries, including the geographical area in which we operate. On March 27, 2020, the CARES Act was enacted to, among other provisions, provide emergency assistance for individuals, families and businesses affected by the COVID-19 pandemic. As the COVID-19 pandemic continues to evolve, the ultimate extent of the impact on our businesses, operating results, cash flows, liquidity and financial condition will be primarily driven by the severity and duration of the pandemic, the pandemic’s impact on the U.S. and global economies and the timing, scope and effectiveness of federal, state and local governmental responses to the pandemic. The COVID-19 pandemic has resulted in government authorities’ implementing numerous measures to try to contain the virus, such as travel bans and restrictions, quarantines, stay-at-home or shelter-in-place orders, and business shutdowns. These measures have adversely impacted our employees’ ability to collaborate in a discipline that requires a high degree of collaborative work. Our operations have had to change and adapt to meet these new demands. However, various aspects of our business cannot be conducted remotely, including manufacturing and testing of our EVs. Further, our ability to hire, onboard and train new employees has been impacted and has required us to evaluate areas of our business that will not result in the best use of our human capital for long-term growth. The spread of COVID-19 has also caused us and many of our contractors and service providers to modify our business practices (including employee travel, recommending that all non-essential personnel work from home and cancellation or reduction of physical participation in testing activities, meetings, events and conferences), and, collectively with our contractors and service providers, we have been and may further be required to take actions as required by government authorities or that we determine are in the best interests of our employees, customers, suppliers, vendors and business partners. There is no certainty that such actions will be sufficient to mitigate the risks posed by the virus or otherwise be satisfactory to government authorities. If significant portions of our workforce or contractors and service providers are unable to work effectively, including due to illness, quarantines, social distancing, government actions or other restrictions in connection with the COVID-19 pandemic, our operations will be impacted. These factors related to COVID-19 are beyond our knowledge and control and, as a result, at this time, we are unable to predict the ultimate impact, both in terms of severity and duration, that the COVID-19 pandemic will have on our business, operating results, cash flows and financial condition, but it could be material if the current circumstances continue to exist for a prolonged period of time.
•
Product Development and Scaling.   Our results are impacted by our ability to sell our electrification solutions and services to new and existing customers. We have had initial success with selling to our fleet customers. We believe continued reduction in costs, improvement in battery performance and increase in production volumes will enable commercial vehicle customers to adopt electrification more quickly. In order to sell additional products to new and existing customers, we will require substantial additional capital to develop our products and services, ramp up production and support expansion. We expect that both our capital and operating expenditures will increase significantly in connection with our ongoing activities, as we continue to invest in our technology, research and development efforts, obtain, maintain and improve our operational, financial and management information systems, hire additional personnel, obtain, maintain, expand and protect our intellectual property portfolio. Until we can generate sufficient revenue from vehicle sales, we expect to primarily finance our operations through funding from SPI, our parent company, proceeds from public or private stock offering, and/or debt financings, and potentially federal and state incentive funding programs. The amount and timing of our future funding requirements, will depend on many factors, including the pace and results of our research and development efforts and our ability to successfully manage and control costs and scale our operations. If we fail to make the right investment decisions in our technology and electrification solutions, including electrification and charging solutions, if customers do not adopt our technology or our products and services, or if our competitors are able to develop technology or products and services that are superior to ours, our business, prospects, financial condition, and operating results could be adversely affected.

•
BOM and Supply Chain.   Purchased materials represent the largest component of cost of goods sold in our products and we continue to explore ways to improve cost structure of our products through better design, strategic alliances for sourcing, supply chain optimization, and, in some cases vertical integration. We believe that an increase in volume and additional experience will allow us to reduce our Bill of Materials (“BOM”), labor and overhead costs, as a percentage of total revenue. By reducing material costs, increasing facility utilization rates and improving overall economies of scale, we can reduce prices while maintaining or growing gross margins of our products to improve customers’ total cost of ownership and help accelerate commercial electric vehicle adoption. Our ability to achieve our cost-saving and production-efficiency objectives could be negatively impacted by a variety of factors including, among other things, lower-than-expected facility utilization rates, manufacturing and production cost overruns, increased purchased material costs, and unexpected supply chain quality issues or interruptions. If we are unable to achieve our goals, we may not be able to reduce price enough to accelerate commercial vehicle electrification, and our cost of goods sold and operating costs could be greater than anticipated, which would negatively impact gross margin and profitability. Specifically, as a result of the COVID-19 pandemic, the operations of our suppliers, vendors and business partners have been impacted, and partially due to our capital constraints in year 2020 prior to Business Combination, which forced us to maintain raw material inventories at low levels, we have been experiencing significant delivery delays and supply shortages with BOM components — battery packs in particular. Although we have been working with our suppliers to mitigate the risks, we expect supply chain delays to continue to have a significant impact on our 2021 production and revenue and possibly thereafter.

•
Government Subsidies and Incentive Policies.   With growing emphasis on improving air quality around our communities, large states like California are mandating key end user segments to switch to zero emission transportation options. Some of the key regulations driving growth in our addressable market include — requiring all transit buses in California to be zero emissions by 2040; requiring all airport shuttles in California to be all electric by 2035, requiring at least 50% of all medium-duty trucks sold in California to electric by 2030, requiring specific end user segments like drayage and yard trucks to go electric. Other states like New York, New Jersey and Massachusetts are also expected to bring in regulatory requirements for key end user segments like, transit agencies and school buses to switch to all electric transportation options. Fifteen other states including Connecticut, Colorado, Hawaii, Maine, Maryland, Massachusetts, New Jersey, New York, North Carolina, Oregon, Pennsylvania, Rhode Island, Vermont, and Washington have committed to follow California’s Advanced Clean Trucks Regulation. Primarily driven by the urgent need to meet carbon and greenhouse gas emission reduction targets, various state and federal agencies are also supporting the switch to zero emission transportation, providing a host of funding and incentive support to develop, demonstrate and deploy zero emission transportation solutions. Some of the key funding / incentives driving adoption of electric medium duty vehicles include: the California Hybrid and Zero-Emission Truck and Bus Voucher Incentive Project, which offers a minimum of $60,000 per vehicle as incentive for Class 4 electric vehicles registered and operating in the state; the New York Truck Voucher Incentive Program offering up to $100,000 per Class 4 electric vehicle; funding from federal agencies like the Federal Transit Administration, covering up to 80% of the cost of procuring electric transit buses and various funding options covering up to 100% of the cost of procuring all electric school buses across key states. Federal and various state agencies have established incentives for setting up both public and private charging infrastructure. Notably, the California Energy Commission and the California Public Utilities Commission have approved funding up to 100% of the cost of setting up chargers and related infrastructure. Large utilities like Southern California Edison, Pacific Gas & Electric and San Diego Gas & Electric have ‘Charge Ready’ programs that cover the entire cost of setting up charging infrastructure. Other states like New York, Chicago, North Carolina, Tennessee, Texas and Ohio have also introduced programs to support fleets with their charging infrastructure requirements.
Results of Operations
Our results of operations and statements of assets and liabilities may not be comparable to historical results as a result of the Business Combination, which was completed late in the fourth quarter of 2020.
	Successor	Predecessor
In thousands	Period from November 13, 2020 to December 31, 2020	Period from January 1, 2020 to November 12, 2020	Year Ended December 31, 2019
Consolidated Statements of Operations:
Net sales	$377	$4,132	$3,990
Cost of revenue	479	4,451	4,288
Gross loss	(102)	(319)	(298)
Operating expenses:
Selling, general and administrative	1,147	3,686	5,381
Total operating expenses	1,147	3,686	5,381
Operating loss	(1,249)	(4,005)	(5,679)
Other income (expense):
Interest expense, net	(4)	(4)	(300)
Others	12	587	8
Total other income (expense), net	8	583	(292)
Loss before income taxes	(1,241)	(3,422)	(5,971)
Income tax provision	(2)	—	(2)
Net loss	$(1,243)	$(3,422)	$(5,973)
Revenue
Our revenues were primarily derived from sale and lease of EVs, and other revenue. Other revenue consists of maintenance service, sales of component and charging stations, shipping and delivery fees and others.

For the period from November 13, 2020 to December 31, 2020 (Successor), and the period from January 1, 2020 to November 12, 2020 (Predecessor) and for the year ended December 31, 2019 (Predecessor), our revenue were $0.4 million, $4.1 million and $4.0 million, respectively. Our revenue breakdown by major categories for relevant periods is as follows:
	Successor	Predecessor
In thousands	Period from November 13, 2020, to December 31, 2020,	Period from January 1, 2020 to November 12, 2020	Year ended December 31 2019
Sales of EVs	$235	$2,690	$2,649
Lease of EVs	92	492	303
Other	50	950	1,038
	$377	$4,132	$3,990
Cost of Revenue
For the period from November 13, 2020 to December 31, 2020 (Successor), and the period from January 1, 2020 to November 12, 2020 (Predecessor) and for the year ended December 31, 2019 (Predecessor), our costs of revenue were $0.5 million, $4.5 million and $4.3 million, respectively. Our costs of revenue consist primarily of direct parts, materials, labor, manufacturing overheads.
Operating Expenses
Operating expenses consist of selling, general, administrative expenses.
Our selling, general and administrative expenses which consist primarily of salaries, research and development, professional service fees, rent expense, and office supplies expenses, for the period from November 13, 2020 to December 31, 2020 (Successor), the period from January 1, 2020 to November 12, 2020 (Predecessor) and for the year ended December 31, 2019 (Predecessor), were $1.1 million and $3.7 million, and $5.4 million, respectively.
Other Income (Expense)
Other income (expense) includes interest expense and others.
Interest Expense.   Our interest expense, for the period from November 13, 2020 to December 31, 2020 (Successor), and the period from January 1, 2020 to November 12, 2020 (Predecessor), and for the year ended December 31, 2019 (Predecessor), were $4 thousand and $4 thousand, and $0.3 million, respectively.
Other revenue.   Our other revenue for the period from January 1, 2020 to November 12, 2020 (Predecessor) was $0.6 million, primarily due to recognition of a forgiven PPP loan.
Net Loss
As a result of the above factors, our net loss for the periods from November 13, 2020 through December 31, 2020 (Successor), January 1, 2020 through November 12, 2020 (Predecessor), and the year ended December 31, 2019 (Predecessor) was $1.2 million, $3.4 million, and $6.0 million, respectively.
Critical Accounting Policies and Estimates
Principles of Consolidation
The consolidated financial statements include the financial statements of Phoenix Motor Inc., and its subsidiaries. All material inter-company transactions and balances have been eliminated upon consolidation.
Revenue Recognition
On January 1, 2019, we adopted Accounting Standards Codification (“ASC”) No. 606, “Revenue from Contracts with Customers” (“ASC 606” or “Topic 606”) and applied the modified retrospective method to all contracts that were not completed as of January 1, 2019. We have determined that the impact of the transition to the new standard is immaterial to our revenue recognition model. Accordingly, we have not made any adjustments to opening retained earnings and revenues for the period from November 13, 2020 to December 31, 2020 (Successor), the period from January 1, 2020 to November 12, 2020 (Predecessor) and the year ended December 31, 2019 (Predecessor) were presented under ASC 606.
Our accounting practices under ASC Topic 606 are as followings:
Sales of EVs
We generated revenue from sales of EVs and identified the customers who purchase the vehicle as our customers. EV buyers in California are entitled to government grants when they purchase EV that qualifies certain government grant project. We applied for and collected such government grants on behalf of the customers. Accordingly, customers only pay the amount after deducting government grants.
We recognize revenue on sale of EVs at a point in time following the transfer of control of such products to the customer, which typically occurs upon the delivery to the customer. We determined that the government grants should be considered as part of the transaction price because it is granted to the EV buyer and the buyer remains liable for such amount in the event the grants were not received by us or returned due to the buyer breaks the government grant terms and conditions.
Lease of EVs
EV leasing revenue included revenue recognized under lease accounting guidance for direct leasing programs. We accounted for these leasing transactions as operating leases under ASC 840 Leases, and revenues were recognized on a straight-line basis over the contractual term.
Other revenue
Other revenue consisted of maintenance service, sales of component and charging stations, shipping and delivery fees and others.
Inventories
Inventories are stated at the lower of cost or net realizable value (market value). The cost of inventories is determined on the basis of first in first out method. The cost of finished goods comprises direct materials, direct labor and an appropriate proportion of overhead. Net realizable value is based on estimated selling prices less selling expenses and any further costs expected to be incurred for completion. Adjustments to reduce the cost of inventory to net realizable value are made, if required, for estimated excess, obsolescence, or impaired balances.
Accounts Receivables and Allowance for Doubtful Accounts
We grant open credit terms to credit-worthy customers. Accounts receivable are primarily related to sales of EVs and EV components. We maintain allowances for doubtful accounts. We regularly monitor and assess the risk of not collecting amounts owed by customers. This evaluation is based upon a variety of factors, including an analysis of amounts current and past due along with relevant history and facts particular to the customer. We do not have any off-balance-sheet credit exposure related to its customers.
Income Taxes
We account for income taxes under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is recognized if it is more likely than not that some portion, or all, of a deferred tax asset will not be realized.

We recognize in the consolidated financial statements the impact of a tax position, if that position is more likely than not of being sustained upon examination, based on the technical merits of the position. In evaluating whether a tax position has met the more-likely-than-not recognition threshold, management presumes that the position will be examined by the appropriate taxing authority that has full knowledge of all relevant information. In addition, a tax position that meets the more-likely-than-not recognition threshold is measured to determine the amount of benefit to be recognized in the financial statements. The tax position is measured at the largest amount of benefit that is greater than 50 percent likely of being realized upon settlement. Our tax liability associated with unrecognized tax benefits is adjusted periodically due to changing circumstances, such as the progress of the tax audits, case law developments and new or emerging legislation. Such adjustments are recognized entirely in the period in which they are identified. We record interest and penalties related to an uncertain tax position, if and when required, as part of income tax expense in the consolidated statements of income. No reserve for uncertainty tax position was recorded by the Group during any period presented.
Recent Accounting Pronouncements
Recently Adopted Accounting Standards
In August 2018, the FASB issued ASU No. 2018-13, Fair Value Measurement (Topic 820), Disclosure Framework-Changes to the Disclosure Requirements for Fair Value Measurement. ASU 2018-13 removes the amounts and reasons for transfers between Level 1 and Level 2 of the fair value hierarchy and the valuation processes for Level 3 fair value measurements; modifies certain disclosure requirements in Topic 820; and require additional disclosures such as the range and weighted average of significant unobservable inputs used to develop Level 3 measurements etc. ASU No. 2018-13 is effective for the Group beginning in the first quarter of fiscal year 2020. The Group adopted this ASU as of January 1, 2020 and it did not have a material impact on its consolidated financial statements.
In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments — Credit Losses (Topic 326), Measurement of Credit Losses on Financial Instruments, which amends the current accounting guidance and requires the measurement of all expected losses based on historical experience, current conditions and reasonable and supportable forecasts. For trade receivables, loans, and other financial instruments, the Group will be required to use a forward-looking expected loss model that reflects losses that are probable rather than the incurred loss model for recognizing credit losses. The standard became effective for interim and annual periods beginning after December 15, 2019. Application of the amendments is through a cumulative-effect adjustment to retained earnings as of the effective date. The Group adopted this ASU as of January 1, 2020 and it did not have a material impact on its consolidated financial statements.
Accounting Pronouncements Issued But Not Yet Adopted
In February 2016, the FASB issued ASU 2016-12, Leases (ASC Topic 842), which amends the leases requirements in ASC Topic 840, Leases. Under the new lease accounting standard, a lessee will be required to recognize a right-of-use asset and lease liability for most leases on the balance sheet. The new standard also modifies the classification criteria and accounting for sales-type and direct financing leases, and enhances the disclosure requirements. Leases will continue to be classified as either finance or operating leases. In June 2020, ASU 2020-05, amendment to ASC Topic 842 modified the effective dates of all other entities. For all other entities, ASC Topic 842 is effective for fiscal years beginning after December 15, 2021. We are an “emerging growth company” (“EGC”) as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). Under the JOBS Act, EGC can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies. We are evaluating the impact of this guidance on its consolidated financial statements and the impact is not expected to be material.
In December 2019, the FASB issued ASU No. 2019-12, Income taxes (Topic 740), Simplifying the Accounting for Income Taxes. This guidance amends ASC Topic 740 and addresses several aspects including 1) evaluation of step-up tax basis of goodwill when there is not a business combination, 2) policy election to not allocate consolidated taxes on a separate entity basis to entities not subject to income tax, 3) accounting for tax law changes or rates during interim periods, 4) ownership changes from equity method investment to subsidiary or vice versa, 5) elimination of exception to intraperiod allocation when there is gain in discontinued operations and a loss from continuing operations, 6) treatment of franchise taxes that are partially based on income. For public business entities, the amendments in this Update are effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020. For all other entities, the amendments in this Update are effective for fiscal years beginning after December 15, 2021 and interim periods beginning after December 15, 2022. We are evaluating the impact of this guidance on its consolidated financial statements and the impact is not expected to be material.
We do not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the consolidated financial position, statements of income and cash flows.
Liquidity and Capital Resources
As of December 31, 2020, we had cash and cash equivalents of $15.7 million. In assessing our liquidity and capital resources, we monitor and analyze our cash on-hand and our needs to meet our working capital requirements, investment in new products and technologies, as well as needs associated with improvement and expansion of existing manufacturing facilities, operating expenses, and general corporate purposes. We have historically funded our operation, capital expenditure and working capital requirements through borrowings from prior owner, payments received from customers, and in the year end December 31, 2020, the Paycheck Protection Program (the “PPP loan”) under CARES Act. Most recently, the Business Combination substantially boosted our liquidity due to a capital contribution in the amount of $17 million by SPI. The recapitalization has supported our efforts to increase and optimize production and expand our current portfolio of products and services.
We believe that our sources of existing cash and cash equivalents and funding and capital commitments provided in connection with the Business Combination and payments from customers will be sufficient to meet our working capital and capital expenditure needs for at least the next twelve months. However, as we continue to execute our business strategy and seek to ramp up production and intensify research and development efforts, additional funding may be required for a variety of reasons, including, but not limited to, delays in anticipated schedule to develop the ground-up chassis platform and the electric pickup truck. In addition, our budget projections may be subject to cost overruns for reasons outside of our control and it may experience slower sales growth than anticipated, which would pose a risk to our achieving certain cash flow and profitability goals. While we continue to evaluate our operational performance and requirements and continue to consider alternative operational schedules and opportunities, any significant changes to our current plans and projections could require us to seek more funding earlier than originally anticipated. If we are unable to generate sufficient cash flows from operations in the future, or fund availability as committed by SPI is not sufficient, or other factors beyond our control, including those described under “Risk Factors”, we may have to obtain additional equity or debt financing, or a combination of these potential sources of funds. The incurrence of indebtedness would result in increased fixed obligations and could result in significant financial and operating covenants that would restrict our operations. In the event that we need access to additional cash, we may not be able to access the equity or credit markets on commercially acceptable terms or at all.
A summary of the cash flow activities for the period from November 13, 2020 to December 31, 2020 (Successor), the period from January 1, 2020 to November 12, 2020 (Predecessor) and the year ended December 31, 2019 (Predecessor) is as follows:
	Successor	Predecessor
	Period from November 13, 2020 to December 31, 2020	Period from January 1, 2020 to November 12, 2020	Year Ended December 31, 2019
Net cash provided by (used in) operating activities	$(1,434)	$11	$(3,334)
Net cash used in investing activities	(80)	(556)	(2,839)
Net cash generated from financing activities	16,985	744	6,015
Net increase (decrease) in cash and cash equivalents	$15,471	$199	$(158)

Operating Activities
Net cash used in operating activities was $1.4 million for the period from November 13, 2020 to December 31, 2020 (Successor), the decrease of cash was primarily as a result of (i) net loss of $1.2 million, adjusted by an add-back of non-cash depreciation and amortization in the amount of $0.4 million, (ii) increase in prepaid expenses and other assets of $0.3 million, (iii) decrease in accounts payable of $0.1 million.
Net cash generated from operating activities was $0.01 million for the period from January 1, 2020 to November 12, 2020 (Predecessor), the increase of cash was primarily as a result of (i) net loss of $3.4 million, adjusted by non-cash items of depreciation and amortization of $0.9 million and income from PPP loan forgiveness of $0.6 million, (ii) decrease in accounts receivable of $0.6 million, (iii) decrease in inventories of $1.8 million, (iv) increase in accounts payable of $0.3 million.
Net cash used in operating activities operating activities was $3.3 million for the period from the year ended December 31, 2019 (Predecessor), the decrease of cash was primarily as a result of (i) net loss of $6.0 million, adjusted by non-cash items of depreciation and amortization of $0.6 million and noncash expenses of $1.2 million (ii) increase in accounts receivable of $1.3 million, (iii) increase in inventories of $1.6 million; the decrease was partially offset by (i) decrease in prepaid expenses and other assets of $0.9 million, (ii) increase in accounts payable of $1.0 million, iii) increase in customer deposit of $1.6 million.
Investing Activities
Net cash used in investing activities was $0.1 million for the period from November 13, 2020 to December 31, 2020 (Successor), primarily as a result of capital expenditure.
Net cash used in investing activities was $0.6 million for the period from January 1, 2020 to November 12, 2020 (Predecessor), primarily as a result of capital expenditure.
Net cash used in investing activities was $2.8 million for the year ended December 31, 2019 (Predecessor), primarily as a result of capital expenditure.
Financing Activities
Net cash generated from financing activities was $17.0 million for the period from November 13, 2020 to December 31, 2020 (Successor), primarily the proceeds of capital contribution from SPI.
Net cash generated from financing activities was $0.7 million for the period from January 1, 2020 to November 12, 2020 (Predecessor), primarily as result of net proceeds from PPP loan and other long-term borrowing.
Net cash generated in financing activities was $6.0 million for the year ended December 31, 2019 (Predecessor), primarily consisting of (i) a $1.2 million net proceeds from related party, (ii) a $4.8 million of member’s contribution.
Trend information
Our operating results substantially depend on revenues derived from our sales and leasing of EVs. As the COVID-19 spread continues, the measures implemented to curb the spread of the virus have resulted in supply chain disruptions, insufficient work force and suspended manufacturing and construction works for EV industry. In light of the rapidly changing situation across different countries and regions, it remains difficult to estimate the extent, duration and/or magnitude of COVID-19’s impact on our business. Given the globalized supply chain, recent flare-ups in COVID-19 infections in Asian and other countries have impacted the price and availability prospects of many EV products as well as shipping timing and costs, which create risks that may affect our business.
Other than as disclosed elsewhere in this prospectus, we are not aware of any trends, uncertainties, demands, commitments or events for 2019 and 2020 that are reasonably likely to have a material effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause reported consolidated financial information not necessarily to be indicative of future operating results or financial conditions.

Off-Balance Sheet Arrangements
Phoenix has no significant off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on its financial condition or results of operations that are material to stockholders.

BUSINESS
Our History
Our predecessor entity was founded in 2003 as Phoenix MC, Inc., a Delaware corporation headquartered in Ontario, California. On November 13, 2020, EdisonFuture Inc., a Delaware corporation (“EdisonFuture”) wholly owned by SPI Solar, Inc, which is a wholly owned subsidiary of SPI Energy Co., Ltd, a Nasdaq listed public company, entered into Membership Interest Purchase Agreement with the third-party owner of the LLC interests in PCL and PML. As a result, all of the issued and outstanding membership interests in each of Phoenix Cars LLC, a Delaware limited liability company (“PCL”), and Phoenix Motorcars Leasing LLC, a California limited liability company (“PML”), were acquired by EdisonFuture. Simultaneously, EdisonFuture effected the transfer of 100% of the membership interests of PCL and PML to us, Phoenix Motor Inc., a Delaware corporation incorporated on October 20, 2020. On July27, 2021, EdisonFuture Motor, Inc., a wholly owned subsidiary of PMI, was established to focus on development of our pickup trucks and last mile utility vans business.
Doing business as “Phoenix Motorcars,” PCL manufactures and assembles our electric vehicles. PML sells and leases our EVs under the name, “Phoenix Electric Sales.”
We launched our first medium-duty electric drivetrain in 2009 and sold our first commercial EV in 2014. Los Angeles Air Force Base in El Segundo and NASA’s Jet Propulsion Laboratory in Pasadena, California are among our customers for our first generation E Series Zeus electric vehicle. In 2015, we began offering more body options on the Ford E450 chassis, delivering flatbed and work trucks to US Naval Base Ventura County Port Hueneme and the City of Irvine, California, respectively.
In 2016, we received an order for 33 of Zero Emissions Utility Shuttle (ZEUS) buses from WallyPark, Joe’s Airport Parking and Joe’s Auto Parks, subsidiaries of the L&R Group of Companies, a leader in the airport shuttle bus industry. Our14-passenger, fully electric ZEUS 300 buses were acquired to service airport parking at one of the nation’s busiest airports — Los Angeles International, where our fleet has grown to 39.
In 2018, we entered into a non-binding memorandum of understanding with Creative Bus Sales and Forest River, to build and distribute electric buses. The parties are jointly preparing to complete Altoona testing for the electric shuttle bus product, which would enable transit agencies to procure the vehicle with FTA funding. Through the nationwide dealer Creative Bus Sales, Phoenix has secured orders for 22 units to date and also listed on various state procurement contracts. Deliveries on the 22 units are expected to be completed in 2022 and are dependent on receipt of chassis from Creative Bus Sales, and successful completion of Altoona testing. In 2019, we launched our second generation (“Gen 2”) High Power Drive System for the Ford E450 chassis, the E-200. In April 2021, we began production on our third generation (“Gen 3”) drivetrains (E-300), featuring our new, made-in-USA modular battery packs, giving customers choices among 63 kWh, 94 kWh, 125 kWh, and 156 kWh batteries.
Industry Overview
Around the world, countries have announced target dates by which they would allow the sale of only zero emission vehicles (ZEVs) to accelerate the transition to a cleaner, electrified transportation sector. On August 5, 2021, President Biden signed an executive order setting a target for zero-emissions vehicles to account for half of all automobiles sold in the United States by 2030. In early 2021, President Biden signed an executive order mandating the replacement of all civilian federal vehicles, over 600,000 vehicles, with U.S.-made clean and zero-emission vans, trucks and passenger vehicles; meanwhile, the administration has also announced a goal of building more than 500,000 EV chargers across the United States and has expressed its support for an expansion of federal tax credits and incentives targeted at EVs and EV manufacturing. According to Grandview Research, the North American EV market is estimated at $16 billion in 2021 and is expected to grow to $148 billion in 2028. In 2020, 15 states, including California, Connecticut, Massachusetts, New Jersey, and Pennsylvania signed a memorandum of understanding to increase sales of zero emission new medium- and heavy- duty vehicles to 30% by 2030 and to 100% by 2050. California requires 100% of airport shuttle fleets and 75% of Class 4 through Class 8 truck sales to be zero-emission by 2035. EV100 is a global initiative bringing together 82 companies committed to accelerating the EV transition and making electric transport the new normal by 2030.

Examples of Announced Fleet Electrification Commitments:
Retail	Amazon	2022: 10,000 electric delivery vans (short-term goal) 2030: 100,000 electric delivery vans total (long-term goal)
	Walmart	2040: Zero emission vehicle fleet, including long-haul (6,000 trucks)
Power	Schneider Electric	2030: 100% electric fleet (14,000 vehicles)
Transportation	Uber	2030: 100% of rides take place in EVs in U.S., Canadian, and European cities 2040: 100% of rides take place in zero-emission vehicles, on public transit or with micro-mobility
Delivery	DHL	2025: 70% of first- and last-mile delivery services with clean transport modes 2050: Reduce logistics-related emissions to zero
	FedEx	2040: 100% global pickup and delivery (PUD) vehicle purchases electric
Biotech	Genentech	2030: 100% electrification of sales fleet (1,300 vehicles) and commuter buses
Municipal	New York, New York	2017: Only purchase Plug-in Hybrid EVs (PHEV) for non-emergency sedans going forward 2025: Add 2,000 EVs to NYC sedan fleet 2040: 100% electric MTA bus fleet
	New Jersey	2024: At least 10% of new bus purchases will be zero emission buses 2026: At least 50% of new bus purchases will be zero emissions buses 2032: 100% of new bus purchases will be zero emissions buses
Los Angeles, California
2028: 100% ZEV vehicle conversions “where technically feasible” (2028: taxi fleet, school buses; 2035: urban delivery vehicles)
2035: 100% electrification of sanitation fleet through LA Department of Sanitation Commitment

	Houston, Texas	2030: 100% EV non-emergency, light-duty municipal fleet
	Chicago, Illinois	2040: 100% electric Chicago Transit Authority (CTA) bus fleet (1,850 buses)
With these commitments, the number of electric buses and trucks in use could increase substantially in the near future, from approximately 2,000 in 2019 to 54,000 by 2025. Further, according to the North American Council for Freight Efficiency, the initial costs of electric trucks are expected to reach parity with diesel combustion vehicles in class 3 through 6 vehicles by 2030.

We believe that given the corporate fleet electrification commitments, together with increasing government incentives and stringent government regulations, the market for electric buses and trucks will experience substantial demand and significant growth in the foreseeable future. Other major factors that are contributing to the growth of the commercial EV market size include advancements in battery pack technologies and electric powertrains, accelerated investment in charging infrastructure, accelerated electrification of public transport fleets. Some of the regulations directly impacting the growth of our target segments include:
•
California Air Resources Board Zero-Emission Airport Shuttle rule that requires fixed route airport shuttles serving the state’s 13 largest airports to transition to 100% zero-emission vehicles by 2035

•
California Air Resources Board Innovative Clean Transit Regulation that sets a statewide goal for public transit agencies to gradually transition to 100% zero-emission bus (ZEB) fleets by 2040.

•
California Air Resources Board Advanced Clean Fleet Rule proposal which requires that beginning in 2025, 50% of the total annual vehicle purchases by public agencies that do not solely serve low-population areas must be zero-emission vehicles, requiring mandates for certain fleets to start deploying electric vehicles and overall proposing that at least 50% of class 4 – 8 vehicles in the state of California be electric by 2030.

•
Additionally, 15 states have signed an MOU to adopt California’s Clean Truck Rule.

While the current market penetration of electric commercial vehicles is low, the segment is expected to see significant growth. Phoenix is specifically targeting the medium-duty EV segment, particularly Class 4, 5 and 6 segments.
Battery Technology Momentum
Due to technological advancements and the production of EV batteries in large volumes, battery costs, have decreased significantly over the past decade, and prices continue to fall. These cost reductions significantly improve the total cost of ownership of EV vehicles as EV batteries are one of the most expensive parts of an electric vehicle.
As illustrated in a 2019 report by BloombergNEF, from 2010 to 2020, lithium-ion battery prices have fallen 88%, from $1,160 per kilowatt-hour (“kWh”) to $137 per kWh, primarily due to reduced manufacturing costs, lower cathode material prices and greater volumes of production, As investment in battery technology continues to increase as a result of OEMs’ allocating more capital to next-generation electric powertrain technology, this trend in battery cost reduction is expected to continue, achieving $150 per kWh as the US Department of Energy’s long-term goal for commercialization (see chart below for projected battery pack average costs below according to ACT research).
Industry Focused on TCO
In the highly competitive trucking industry, when choosing between truck models that meet their technical requirements, customers mainly base their purchasing decision on total cost of ownership

(“TCO”). TCO is the total cost of owning the vehicle through its lifecycle, including purchase price or lease payments, fuel costs, and service and maintenance expenses. According to ACT Research, traditionally, TCO for gasoline and diesel powered trucks, typically break down into cost of fuel (approximately 50%), purchase or lease payments (approximately 22%), and repairs and maintenance (approximately 28%).
Depending on prevailing fuel prices, gasoline and diesel fuel comprise 40% to 60% of TCO, exposing ICE fleet operators are exposed to volatility in their largest cost component, creating risk and uncertainty. Prices of Phoenix EVs range from $165,000 to $220,000, whereas prices of comparable traditional vehicles range from approximately $50,000 to $70,000. The cost difference is due to the incremental cost of electric drivetrain, including lithium-ion batteries, motors, inverter and control software, coupled with the relatively low volume of production, leading to higher overheads.
Although more expensive on initial purchase, we believe that our ZEUS electric vehicles will have a lower TCO over the useful life of a comparable bus or truck as:
•
the cost of recharging batteries in our EVs is less than the price of gasoline or diesel fuel; and

•
the repairs and maintenance of our EVs are less, as there are far fewer parts in the electric motor and drivetrain than in an internal combustion engine; fewer fluid changes are required; and regenerative braking extends the life of brake parts significantly.

Market Opportunities
Our target market is largely light and light and medium-duty buses and trucks. Vehicles that operate on fixed routes, have stop-and-go operations, maintain low average speeds, and are centrally maintained and fueled are ideal candidates for zero emission electric technologies.
Zero emission, light and medium-duty (MD) electric trucks are well on their way to becoming mainstream technology that will impact both the transportation and mobility sectors over the next two decades. However, innovations on light and medium-duty electric trucks have predominantly focused on adapting battery-electric drivetrains to conventional chassis designed for internal combustion engines (ICE). Given the relatively low volume demand for MD electric vehicles, early movers including Phoenix followed a similar approach and electrified ICE chassis available from manufacturers like Ford, Chevrolet, Freightliner etc. While efficient in addressing the niche markets, such a retrofit model results in electric trucks that continue to be less than optimal in terms of efficiency and cost, leading to limited adoption among fleet operators in the long term. Key drawbacks of available zero emission medium-duty vehicles include:
•
Non-optimized chassis and body designs

•
Limited operating range due to size and capacity of batteries

•
Significantly reduced payload due to increased weight of battery packs

•
High cost due to need for large battery packs required to accommodate the maximum range use cases, which are often the outliers

•
Operational challenges due to high recharge time and lack of adequate charging infrastructure

•
Operational challenges from conventional plug-in charging includes time constraints, safety concerns, driver errors, and refueling labor restrictions at ports.

By taking advantage of increasing EV demand boosted by government incentives, grants and regulations, as well as our leading technology, experience and expertise, and our strong relationships with dealers such as Creative Bus Sales and Forest River, we believe we are well positioned to capitalize on the commercial market opportunities.
Total Addressable Market
Regulatory tailwinds and a rapidly improving cost structure have accelerated the pace of adoption for electric vehicles, allowing operators to transition fleets to zero-emission standards in accelerated timelines. According to Bloomberg NEF, global commercial EV sales are expected to increase from 96,000 vehicles in

2020 to 473,000 vehicles in 2040, representing a nearly 500% increase over the next 20 years. We define our total addressable market based on our ability to compete on price and quality within the geographic regions we plan to compete in.
According to Electric Vehicle Outlook 2021 by BloombergNEF, the adoption of EVs in the commercial market is still low with over one million commercial EVs on the road, including buses, delivery vans and trucks compared to 12 million passenger EVs in use. The commercial EV market, which we believe is currently underserved, is projected to grow from a low base today to global sales of three million units by 2025 and nine million by 2030, led by buses and light trucks, representing significant growth opportunities.
Phoenix is focused on the medium-duty commercial EV market in the US. According to data sourced by Phoenix from IHS Markit, in 2019, medium duty (Class 4, 5, and 6) vehicles in the US accounted for around 202,000 units in sales. Phoenix management expects this segment to grow to approximately 272,000 units by 2030, of which 30% is projected to be powered by electric drivetrains, translating to an addressable market of approximately 81,000 units. an $11billion market. Phoenix is one of the few manufacturers delivering all-electric medium-duty vehicles today and we anticipate to address this market effectively through production capacity expansion and further investments in technology and new vehicle development.
Annual light duty electric vehicles sales globally are projected to grow from 2.5 million units in 2020 to 31.1 million units, by 2030, as per Deloitte Insights article ‘Electric Vehicles Setting Course for 2030,’ published in July 2020, securing approximately 32 per cent of the total market share for new car sales. Battery Electric Vehicles are projected to account for 25.3 million units. According to the report, the US is projected to account for 14 percent of the global market, approximately 4.2 million units and 27 percent of all new cars sales. With our EdisonFuture line of EVs, we aim to address this opportunity, starting with the all-electric pickup truck that is in concept development stage currently.
Our Competitive Strengths
In response to the market opportunities, we offer the following competitive strengths:
•
Demonstrated Capabilities to Develop and Deliver Commercial EVs While Developing Next Generation Vehicles to Fuel Future Growth — Phoenix is in position to generate revenue today with its legacy business line (electric powertrains), and we will begin the sales and delivery in the [•] quarter of [•] of our charger business line, while also investing in the development of future technologies with the New Commercial Vehicle Platform Business line.

•
Strong EV Development Experience and a One-Stop Shop Solution for Customers — For more than 12 years, Phoenix has developed electric drivetrains for our EVs. We are currently in production of our recently developed third-generation drivetrain, which includes the largest battery pack and longest electric range for any Class 4 product on the market, offering up to 160 miles in range. With over 3 million electric miles driven by its customers, Phoenix provides a one-stop shop for sales, product and route planning, charger requirements and installation, manufacturing, service support, as well as maintenance plans and training.

•
Experienced and Proven Management Team — We have a well-rounded team with years of experience in the design and integration of electric drivetrain systems, hardware and software engineering capabilities, as well as proven telematics technical expertise, and senior management public company track record, supported by strong advisors and leading industry institutional investors.

•
Key Relationships with OEMs, Customers and Dealerships — Phoenix has a deep customer base given its been in this market since 2014 with its first product deployment and establishment of customers across segments including the US Navy, US Air Force, JPL-NASA campus, airport shuttle buses, cities, municipalities, school districts, large corporates, seaports and small businesses. As of July 31, 2021 Phoenix has 31 customers who have deployed our range of electric shuttle buses and trucks. Phoenix also has agreements with the largest US dealership for shuttle buses and largest OEM for shuttle buses with Forest River. Phoenix is also building the first of its kind autonomous shuttle bus in collaboration with EasyMile.

•
Optimized Production Supply Chain Catered to Class 4 Market — Our Class 4 EV customers benefit from customizations that are not possible with internal combustion engine vehicles. Our factory is focused on low volume, high customization products through the vertical integration on a few parts and processes, a factory layout that supports multiple Class 4 production lines and a high level of purchased parts from an established network of US commercial vehicle manufacturing partners that allow for significant customization.
•
Modular Software and Hardware Design — We have developed proprietary optimized modular software and hardware solutions and know-how that allow us to address the diversified opportunities in the markets we serve in a cost-effective manner. We serve a highly segmented Class 4 vehicle market where there are numerous specialty vehicles with significant mechanical and electrical complexities. Therefore, a one-size-fit-all design would likely fail in the face of the high degree of customization required. We have innovated in this space to create a vehicle class and application agnostic design enabled by modular software and hardware design. With a software-enabled platform and integration capabilities, we can bring vehicles across the class and application types to market faster and at a lower cost than our peers.

Phoenix has been developing medium-duty EVs since 2010 and delivered our first customer vehicle in 2014, establishing itself as a pioneer in commercial electric vehicles. Over the last six years we have developed and deployed for customers all-electric shuttle buses, utility trucks, service trucks, cargo trucks and flatbed trucks and combined these vehicles have accumulated over 3 million zero-emission miles. This differentiates us in the market where most commercial EV manufacturers are still in the prototype phase. We have gained significant experience and learnt from all the data gathered from the early deployments, translating these into design enhancements and innovations in our Gen-2 and Gen-3 drivetrain systems. As of July 31, 2021, we have deployed 96 Class 3 and 4 EVs, generating approximately $18 million in vehicle revenue since 2014, and our Gen-3 drivetrain offers a segment-leading battery warranty at 5 years / 150,000 miles and four different battery pack sizes, enabling customers to prioritize between payload, range and cost constraints. The commercial EV market has been in its early stages, and, since inception, the industry was challenged by limited market demand, high costs and investment. As demand grows and technology matures, cost of EVs are expected to reduce, while the environment for EVs becomes more conducive, with higher penetration of charging infrastructure, regulatory requirements, industry momentum and technology cost inflection points, in particular for on-board energy storage. By taking advantage of our proprietary technology, experience and expertise, EV demand boosted by government incentives, grants and regulations, and our strong relationships with dealers such as Creative Bus Sales and Forest River, we believe we are well positioned to address the commercial market opportunities.
Our Strategy
Strategies for EV business
We intend to be a leading designer, developer and manufacturer of electric vehicles and electric vehicle technologies. Key elements of our strategy include:
•
Capitalize on increasing regulatory and customer demands for commercial emission free vehicles.   We believe the commercial EV space is at a significant inflection point driven by multiple tailwinds including regulations, corporate mandates and state as well as federal grants. The growing supply chain maturity is also significantly increasing the economic attractiveness of EVs when compared with internal combustion vehicles. We have already capitalized on these trends for over a decade and will continue to aggressively pursue demand for increased EV adoption.

•
Acquire new customers.   By leveraging our strategic partners including Forest River and EasyMile, we will continue to win new customers and expand into new markets. In addition, despite a relatively small sales staff, we have been able to generate strong revenue growth and a large pipeline of customers. We also intend to bolster our sales staff as we grow to help improve our pipeline and acquire new customers for our business.

•
Focus on current revenue generating business while also building for the future.   Phoenix expects to leverage electric powertrain business lines, as well as our charger business line, to continue to grow our customer base and generate consistent revenue. Concurrently, Phoenix is investing in new technologies with purpose-built commercial chassis planned for introduction to the market by 2024.

•
Broaden Our Class 4 Vehicle Product Line.   We believe the continued growth and development of our Class 4 vehicle model ZEUS model with our new 4th generation drive train will be critical to our ability to capitalize on the electric vehicle market opportunity. We are currently executing a detailed plan to improve the design, engineering and component sourcing for the Class 4 product line and obtain the equipment to support its production.

•
Increase Manufacturing Capacity and Develop Integrated Engineering and Manufacturing Capabilities.    We intend to relocate to a new plant with greater production capacity and establish a substantially integrated electric vehicle manufacturing facility, allowing our design, vehicle engineering, and manufacturing teams to work alongside one another to streamline the feedback loop for rapid product enhancements and quality improvements. The engineering team is being expanded to support R&D work on the powertrain business line and development of our purpose-built ground up electric commercial vehicle platform.

•
Expand our global channel relationships.   We intend to continue building partnerships to accelerate the development and production of our solutions. Phoenix Motorcars’ strategic, engineering, production and technology partners augment our internal resources, and we intend to leverage their capabilities and infrastructure to bring our solutions to market more quickly and to meet industry standards, without requiring us to invest substantial amounts of capital.

•
Leverage Industry Advancements in Battery Cells.   We intend to leverage the substantial investments being made globally by battery cell manufacturers, as we have designed our powertrain technology to permit flexibility with respect to battery cell chemistry, form factor, drive time and distance, and vendor.

•
Develop a purpose-built, ground-up, zero-emission, medium-duty platform.   As part of our future product development, we plan to develop a purpose-built, ground-up, zero-emission, medium-duty platform that will overcome the abovementioned challenges by incorporating various technological innovations and applying advanced design approaches. This product line will be designed to be a world leader from both performance and cost perspective. that will overcome the abovementioned challenges by incorporating various technological innovations and applying advanced design approaches. This product line will be designed to be a world leader from both performance and cost perspective.

Strategies for EV Charging business
Creating an accessible public charging network will be essential to achieving wide-spread EV adoption. In the United States an infrastructure plan proposed in early 2021 would establish grant and incentive program to install 500,000 chargers, adding to about 100,000 existing charging points. Leading states such as California and New York offer subsidies and tax incentives and collaborate with electric utilities to promote EV deployment.
The primary focus of our EV charging strategy currently is to support our clients who are purchasing Zeus EV’s for their fleets. As a customer purchases a vehicle, we support their charging needs by offering them chargers for their facilities. We anticipate driving future revenues from our fleet customers by offering the following services:
•
Charging Analytics:   Through partnerships with fleet software providers, we will be able to collect and offer to our customers real time data from our charging stations that are powering fleet vehicles. This data is crucial in understanding the driving habits and vehicle performance, and most importantly, understanding charging times to improve charging habits and strategies. Having the ability to manage charging times and load balancing via a software platform will also allow fleet managers to better mitigate costs when charging their vehicles.

•
Energy-as-a service:   As fleet vehicle sales continue to grow, we expect that, in certain instances, our customers would need to rely on chargers that are deployed in public locations. We expect to build upon our wealth of experience within the EV infrastructure industry to develop programs with other industry participants, so that we can offer our clients better pricing at public charging stations that are operated by other companies, when they need to rely on public charging stations.

•
Charging-as-a-service (ChaaS):   As part of our ability to offer a charging station solution to our customers, we are developing and intend to implement our ChaaS offering. Our ChaaS offerings will provide a unique value added proposition for our fleet customers, in which we manage the entire process of procuring, installing, operating and maintaining the charging equipment for our customers. We will continue to develop a number of different pricing models for our customers, which will include outright ownership of all infrastructure, financing options, and operating and management services.

•
Own / Operate — We will evaluate on a project-by-project basis, deploying our own capital to either create fleet hubs or to own and operate chargers with our host partners when warranted. This will further benefit our existing clients with additional charging options, as well as to develop and capture charging revenues from public users. Capital discipline is crucial in driving this type of opportunity, and based upon the financial analysis and payback time, we will pursue opportunities where we believe there is a positive ROI.

As part of our ongoing strategy for our fleet customers, our focus will be these key areas:
•
Customer service

•
Proper capital deployment

•
Growing our product offerings to satisfy any and all needs for our customers (e.g. new vendors)

•
Providing the most relevant data points to our customers so they can take advantage of what the data tells them (analytics, on both vehicle and charging infrastructure side).

•
Continuing to develop new revenue opportunities for our customers that they may not have taken advantage of (e.g., managing the reporting and monetization of Low Carbon Fuel Standard (“LCFS”) credits for customers

•
Assisting customers in pursuing public grants, subsidies, and incentives, to reduce capex.

We will continue to pursue public grants, subsidies, and incentives to help reduce capital expenditures when we deploy our own capital to own and operate charging station assets. As we are technology agnostic, we are able to offer a variety of different products from different equipment manufacturers, as needs will vary from one customer to another. At the same time, we expect to use one software provider to monitor all chargers that we sell and deploy. Leveraging our in depth knowledge of the industry will allow us to provide the best customer experience, both for those we sell charging stations to, as well as the EV drivers who use those chargers that are deployed.
Phoenix Zero-Emission Commercial Product Line
As the short-haul, commercial transportation sector adopts towards zero-emission solutions, we believe there will be a need to offer tailored solutions that meet the needs of each customer.
We sell our products both fully integrated into complete vehicles and in kit form to other partners for integration in the same vehicle platforms. For example, we sell to our shuttle partner/dealer electric drive system kits that are integrated into the E-450 based shuttle buses sold by them. The integration can be completed either at Phoenix manufacturing facilities or as part of the customer’s manufacturing process. We are currently selling our recently developed third-generation drivetrain, which includes the largest battery pack and longest electric range for any Class 4 product on the market, offering up to 160 miles in range. Our current generation drivetrain allows for a variety of battery pack options which offer customers flexibility on pricing and configuration. Our latest technology also offers the largest variety of cutaway bodies including service trucks, utility trucks, flatbed trucks, cargo trucks, walk-in vans, shuttle buses, and school buses. In addition to engineering and final stage assembly of our electric drivetrain, Phoenix serves as a one-stop shop for companies or agencies looking to electrify their fleets. In advance of sales, we assist customers in analyzing their fleets’ routes for suitability for EV adoption, vehicle type, and battery pack size (range vs. payload and costs). Route analysis also encompasses charger requirements, including location, and we provide site reviews and infrastructure installation support to customers. In addition, we offer leasing services to our customers, as well as assistance in identifying federal and state incentives for fleet electrification. While providing limited warranties for the parts and components of the vehicles we sell, we offer a full range of after-sale customer support over the vehicles’ lifespans, with our all-inclusive monthly service packages covering substantially all the maintenance needs.
We have developed a portfolio of proprietary technologies that are embedded and integrated in our EV zero-emission vehicles.
Z400 All-Electric Shuttle Bus
Z500 All-Electric Shuttle Bus

Z600 All-Electric Type A School Bus
Electric Drive System Kits
We develop proprietary electric drive systems for integration into Ford E-Series commercial vehicles. We sell our products both fully integrated into complete vehicles and in kit form to other partners for integration in the same vehicle platforms. For example, we sell to our shuttle partner/dealer electric drive system kits that are integrated into the E-450 based shuttle buses sold by them. The integration can be completed either at Phoenix manufacturing facilities or as part of the customer’s manufacturing process. We are currently in production of our recently developed third-generation drivetrain, which includes the largest battery pack and longest electric range for any class 4 product on the market, offering up to 160 miles in range. Our current generation drivetrain allows for a variety of battery pack options which offer customers flexibility on pricing and configuration.
Class 2 Pickup Truck and Delivery Van
We have contracted with a global leading and recognized design company, Icona Design (“Icona”), to collaboratively develop EF1-T e-pickup truck, first of our all-electric class 2 pickup truck and delivery/utility van vehicle line that will be on our roadmap for development with key partners. Icona delivered a prototype of this concept vehicle to us in September, 2021, and we will have in on display at key tradeshows in the coming months. We are targeting the global market for this product line and will work with key partners on the design, development, manufacture and launch of this product line.
EV Charging
We currently sell both L2 and DC Fast Charging solutions to its existing fleet customers at the point of sale for any of our fleet vehicles. As we expand our product offerings, we will be offering charging products for the residential and multi-family markets, in both networked and non-networked configurations. In most cases, Level 2 charging will be the focal point for the residential and multi-family markets, but we are able to offer DC fast charging, as well. The other market we will focus on is the commercial/public market, where we will offer both Level 2 and DC fast charging solutions, with both networked and non-networked offerings.
Competition
Competition in the light and medium-duty truck industry is intense, as new regulatory requirements for vehicle emissions, technological advances, and shifting customer demands are pushing the industry towards zero-emission solutions. Notable regulations include California Air Resources Board’s Zero Emission Airport Shuttle regulation requiring airport shuttles at 13 major airports in California to switch to zero emission by 2035, the Innovate Clean Transit Rule requiring all transit buses to be zero emissions by 2040 and the Advanced Clean Truck Rule mandating 30 – 50 percent of new truck sales in the State to be electric by 2030. Following the Advanced Clean Truck Rule, 15 US states and the District of Columbia announced a joint memorandum of understanding (MOU) to advance the market for electric medium- and heavy-duty vehicles (MHDV) to ensure that 100% of all new medium- and heavy-duty vehicle sales be zero emission vehicles by 2050 with an interim target of 30% zero-emission vehicle sales by 2030.
We believe the primary competitive factors in the light and medium duty market include, but are not limited to:
•
total cost of ownership (TCO);

•
product performance and uptime;

•
availability of charging or re-fueling network;

•
emissions profile;

•
vehicle quality, reliability and safety;

•
technological innovation;

•
improved drivability through reduced noise, clean operation and smoother acceleration.

•
ease of autonomous operation capability development; and

•
service options.

Phoenix competes with a number of commercial EV manufacturers, including those such as Lightning eMotors, GreenPower Bus, SEA Electric and Arrival. In addition to Tesla & Rivian, a number of traditional global automobile manufacturers, including Ford, General Motors, Mercedes Benz, and Nissan-Renault-Mitsubishi-Toyota, have entered the consumer EV business, and several major companies, including BYD, Ford, General Motors, Tesla and Daimler have begun entry into the commercial EV market. There are several recent entrants in the commercial market, including Lightning eMotors, Lordstown, Nikola and Workhorse. It is possible that others in the consumer EV business, or heavy-duty EV manufacturers, could expand into the medium-duty EV business and compete with Phoenix. In addition, many of the aforementioned companies, along with others, such as Volvo, BYD, Hyundai, Honda, and Fiat participate in the hybrid combined electric and gasoline powered vehicle business, which includes commercial vehicles that may compete with Phoenix.
Most of our current and potential competitors have greater financial, technical, manufacturing, marketing, and other resources than we do. They may be able to deploy greater resources to the design, development, manufacturing, distribution, promotion, sales, marketing and support of their electric truck programs. Additionally, those competitors have greater name recognition, larger sales forces, broader customer and industry relationships, and other resources than we do.
Sales and Marketing
We sell our vehicles to fleet customers directly and through our strategic relationships with premier commercial vehicle companies, including Creative Bus Sales (“Creative”), the largest bus dealer in the

United States, with 18 physical locations, a 75-person sales team and more than 200 service and support staff and through Forest River, a Berkshire Hathaway company. Phoenix leverages Creative’s national sales footprint in selling and servicing its vehicles. Forest River, one of the nation’s largest manufacturers of commercial vehicles, serves as a source of vehicles for Phoenix and we believe could become a partner in assembling EVs.
Our EV charging business has been centered around supporting the companies base of fleet vehicle customers. As part of the company sales process for its Electric Vehicles, we offer a variety of different DC fast chargers and L2 products, to support our customers charging needs. The company will continue to add equipment manufacturers and software partners to our offerings for our customers. As we are currently technology agnostic, we are perfectly positioned to offer our fleet customers the best solution for their specific needs, both from a hardware and software standpoint. The company intends on offering charging solutions for the residential, commercial, and fleet vehicle markets.
Customers and Backlog
Phoenix targets fleet customers with established sustainability goals, as well as fleets operating along dedicated routes that are located in regions offering strong incentives for using zero-emission vehicles to transport people and products. Current customers for our ZEUS line of shuttle buses and Class 4 trucks include companies such as major airports, airport shuttle operators, hotel chains, seaports, universities, municipalities, and large corporations,
Our current backlog of approximately 71 orders consists of 46 vehicles and 25 electric drive system kits.
We expect to fulfill the current confirmed backlog of 71 firm orders in the fourth quarter of 2021 and the first quarter of 2022. The vehicle order backlog represents $12.5 million of revenue, with 18 of the orders awaiting California HVIP incentive funding approvals, which we expect to be obtained by the end of 2021. Additionally, Phoenix has binding orders for 25 chargers representing over $700,000 in revenue.
Suppliers
With the emerging state of our market and products, our strategy is to remain as flexible as possible with our supply chain to ensure we can have maximum flexibility to adopt the most cost effective and technically advanced products as possible to support our applications. We currently purchase our key components from the following suppliers for our current line of products:
Phoenix has a long-term contract with its current battery supplier, offering pricing guarantees through 2022 based on volume commitments.
We currently have no other long-term supply contracts that guarantee pricing on key components including base chassis and drivetrain components (excluding batteries), exposing us to risks of increases in prices of the raw materials, parts, and components, and equipment used in EV production. Substantial increases in such prices would increase our operating costs and could reduce our margins if we cannot recoup the increased costs through increased vehicle prices. Any attempts to increase the announced or expected prices of our vehicles in response to increased costs could be viewed negatively by our customers and could adversely affect our business, prospects, financial condition and operating results.
Manufacturing and Production
U.S. Production Facility
We have carried out the production of our EV shuttle buses and trucks from the 401 S. Doubleday Ave, Ontario, California (the “Ontario Facility”) manufacturing facility since 2014. Our lease on this facility expired on July 1, 2021 and we elected not to renew the expiring lease. In accordance with the agreement with the lessor of this facility, we have until August 15, 2021 to move out of the space. We are in process of transitioning to a newly leased facility at 1500 Lakeview Loop, Anaheim, California (the “Anaheim Facility”). The Anaheim Facility is leased by us at a rent of $0.4 million per year and comprises 39,043 square feet of space consisting of 21,000 square feet of manufacturing floor and 18,043 square feet of office space. Our

Anaheim Facility will allow us design, build, and test prototype vehicles and components in-house. The lease on Anaheim Facility expires in March 2027.
Our Anaheim Facility will allow us to produce up to 120 units a year, with one manufacturing shift and 240 units a year with two shifts per day.
Research and Development
Our research and development activities take place out of our headquarters facility in Anaheim, California and at our development partners’ facilities located around the world. In addition to autonomous vehicle development, our research and development projects include the following:
•
Gen 4 drivetrain:   We have started the development work on our next generation electric drivetrain (“Gen 4”). In Gen 4, we plan to incorporate the latest technology developments in electric drive systems (e.g. E-axles, advanced charging protocols, etc.) and engineering repackaging that will enable Phoenix to diversify components sourcing, particularly for key items like high voltage batteries, as well as reduce BOM costs.

•
Ground-up Platform:   We plan to start the design development of our purpose bult New Commercial Vehicle Platform (“Ground-up Platform”) in the second half of 2021. Targeting electric chassis for the mid-size commercial vehicle markets and strongly supported by our sales and supply chain partners such as Forest River, Creative Bus Sales, EasyMile, this Ground-up Platform will allow us to be independent of other chassis providers and customize our product offering (chassis and drive system) to meet customer and fleet requirements, and substantially increase our gross and net margins and accelerate achieving our goals towards enhanced profitability.

•
This new vehicle will be FMVSS- and NHTSA-compliant and, we believe, significantly improve efficiencies, reduce cost, and enable operational improvements for fleet operators. The next- generation platform will be built by combining structural and design innovations, modular and interchangeable battery systems and fuel cell range extenders to significantly reduce the standard battery capacity required, learning-based energy-efficient automated driving and power management, as well as utilize various software and data mapping solutions to enable route and fleet optimization. A key goal of this development is to demonstrate an zero-emission medium-duty vehicles that offers significantly lower total cost of ownership while enabling measurable fleet efficiency improvements through vehicle design, powertrain, energy management and real-time intelligent route and driving optimization solutions.

•
The key technical track and components of the new project will be:

•
Purpose-Built Medium-Duty EV Chassis Design and Development

•
Modular and on-demand Energy Unit Sharing System including batteries and Fuel Cell Range Extenders

•
Learning-based Energy-efficient Automated Driving and Power Management

•
Truck-level Eco-routing for Optimal Delivery Efficiency

•
Fleet-level Management and Optimization

•
Shared Automated Charging Infrastructure

•
Benefits of the Ground-up Platform would include:

•
Low Floor and ADA capability for shuttle bus variants

•
Utilizing latest in battery technology to maximize range and payload and reduce costs

•
Cost competitiveness with ICE vehicles, thereby reducing dependencies on incentives and subsidies

•
Modular chassis configuration ranging from class 3-6 as well as modular battery sizes

•
Fuel Cell Range extender option

•
Autonomous Driving:   We are collaborating with EasyMile, an industry leader in autonomous vehicle technology, to jointly design, develop and deploy autonomous shuttle buses and delivery vans. In September 2020, EasyMile and Phoenix, in cooperation with the Metropolitan Transit Authority of Harris County (Houston Metro), secured the Federal Transit Administration (FTA) Accelerating Innovative Mobility (AIM) grant to deploy the first-of-its-kind, all-electric Level 4 autonomous cutaway shuttle bus. EasyMile’s award winning driverless software will be integrated into Phoenix’s ZEUS range of all-electric shuttle buses and trucks and is being called EZ ZEUS. The EZ ZEUS development will initially use a Starcraft Allstar vehicle chassis, which is supported by the manufacturer Forest River Inc., Creative Bus Sales, the nation’s largest bus dealer, will offer the EZ ZEUS to its customers.

•
Our 3rd generation all-electric shuttle buses and trucks are an ideal product to automate, as they are widely used in many fixed route, short loop and low-speed applications. According to the U.S. Federal Motor Carrier Safety Association, in the U.S., many truck drivers face total hours restrictions that do not allow them to operate their vehicles more than 11 hours a day. In the EU, drivers are generally restricted to 9 hours a day, according to the European Parliament. Autonomous driving will help achieve higher utilization by avoiding the limitations on truck drivers’ hours.

•
In addition to potential cost savings available to fleet operators, we believe that autonomous technology, will significantly improve vehicular safety and asset utilization.

•
E-pickup truck:   In partnership with Icona Design, a world-leading automotive design company, we are at an advanced stage of developing our EF1-T e-pickup truck (“e-pickup truck”), our first in a line of all-electric pickup trucks and last-mile delivery vans incorporating our vision for sustainable transportation with focus on energy efficiency and innovative designs. We’re also actively pursuing various opportunities with potential engineering, supply chain and production partners to tap the synergies of our common development capabilities, platforms and technologies.

Intellectual Property
Our success depends in part upon our ability to protect our core technology and intellectual property. We protect our intellectual property rights, both in the U.S. and abroad, through a combination of patent, trademark, copyright and trade secret protection, as well as confidentiality and invention assignment agreements with our employees and consultants. We seek to control access to, and distribution of, our proprietary information through non-disclosure agreements with our vendors and business partners. Unpatented research, development, know-how, and engineering skills make a vital contribution to our business, and we pursue patent protection when we believe it is possible and consistent with our overall strategy for safeguarding intellectual property.
On May 13, 2021, the Company filed a design application with the U.S. Patent Office for the design of a certain vehicle. The application was assigned U.S. Serial No. 29/783,529. A “design patent” protects an article’s ornamental appearance (35 U.S.C. 171), while a “utility patent” protects the way an article is used and works (35 U.S.C. 101). The ornamental appearance of an article includes its shape/configuration or surface ornamentation upon the article, or both.
On May 19, 2021, the Company filed a trademark application for EdisonFuture in the class of goods and services of motor vehicles. The mark was assigned an application number 90721679. The mark consists of standard character mark and logo for “EdisonFuture.” On May 21, 2021, we filed a trademark application for EdisonFuture in the class of goods and services of motor vehicles. The mark was assigned an application number 90727325. The mark consists of single word “EdisonFuture” in stylized font with the letter E of Edison capitalized and the letter F of Future capitalized and all other letters in small font.
On August 17, 2021, the Company filed a design application with the U.S. Patent Office for the design of Retractable Solar Roof for a Motor Vehicle. The application was assigned U.S. Serial No. 29/804,007. A “design patent” protects an article's ornamental appearance (35 U.S.C. 171), while a “utility patent” protects the way an article is used and works (35 U.S.C. 101). The ornamental appearance of an article includes its shape/configuration or surface ornamentation upon the article, or both.

Service and Maintenance
A key requirement for our fleet customers is knowing there is an available service infrastructure for the maintenance and repair of our vehicles. We have a service facility for our customers in southern California. Phoenix also has a strong network of third party providers, including Creative Bus Sales, who provide several levels of service depending on the complexity and type of maintenance required.
Phoenix’s service and maintenance of its vehicles include the following:
•
Electric vehicles have a system of sensors and controls that allow for precise monitoring of the vehicle and component operation performance. We use this data to provide smart predictive maintenance, which will decrease downtime and costs by identifying a potential problem before it results in a breakdown.

•
In cases where a customer has its own maintenance infrastructure, we identify and provide procedures for items that can be maintained at its shop. This may include procedures such as tire changes, wiper and windshield repair and brake servicing.

In cases where the customer does not have a maintenance infrastructure or for more complex items, Phoenix outsources maintenance and warranty work. Customers will have access to an already established network of service centers and a network of service providers, and we plan to deploy a mobile service model.
Employees
As of June 30, 2021, we had 37 full-time employees based primarily in the greater Ontario, California area. A majority of our employees are engaged in manufacturing functions. Our targeted hires typically have significant experience working for well-respected original equipment manufacturers, automotive engineering firms and software companies. To date, we have not experienced any work stoppages and consider our relationship with our employees to be in good standing. None of our employees are either represented by a labor union or subject to a collective bargaining agreement.
Government Regulation
We operate in an industry that is subject to extensive environmental regulation, which has become more stringent over time. The laws and regulations to which we are subject govern, among others, water use; air emissions; use of recycled materials; energy sources; the storage, handling, treatment, transportation and disposal of hazardous materials; the protection of the environment, natural resources and endangered species; and the remediation of environmental contamination. We have been required to obtain and comply with the terms and conditions of multiple environmental permits, many of which are difficult and costly to obtain and could be subject to legal challenges. Compliance with such laws and regulations at an international, regional, national, provincial and local level is an important aspect of our ability to continue our operations.
Environmental standards applicable to Phoenix are established by the laws and regulations of the state and countries in which Phoenix operates, standards adopted by regulatory agencies and the permits and licenses. Each of these sources is subject to periodic modifications and increasingly stringent requirements. Violations of these laws, regulations or permits and licenses may result in substantial civil and criminal fines, penalties, and possibly orders to cease the violating operations or to conduct or pay for corrective works. In some instances, violations may also result in the suspension or revocation of permits and licenses.
Vehicle Safety and Testing Regulation
Our vehicles are subject to, and comply with, numerous regulatory requirements established by the National Highway Traffic Safety Administration (“NHTSA”), including applicable U.S. federal motor vehicle safety standards (“FMVSS”). As a manufacturer, we must self-certify that the vehicles meet or are exempt from all applicable FMVSSs before a vehicle can be imported into or sold in the U.S.
There are numerous FMVSSs that apply to our vehicles. Examples of these requirements include:

•
Electric Vehicle Safety — limitations on electrolyte spillage, battery retention, and avoidance of electric shock following specified crash tests;

•
Crash Tests for High-Voltage System Integrity — preventing electric shock from high voltage systems and fires that result from fuel spillage during and after motor vehicle crashes.

In addition to the FMVSS rules, Phoenix designs our vehicles to meet the Federal Motor Carrier Safety Regulations of the Federal Motor Carrier Safety Administration, which prescribes requirements for bus and truck fleet owners. These include standards defrosting, and defogging systems, and speedometers, such as steps and handholds.
We are also required to comply with other NHTSA requirements and federal laws administered by NHTSA, including early warning reporting requirements regarding warranty claims, field reports, death and injury reports, foreign recalls, and owner’s manual requirements.
Altoona Testing
Under the Surface Transportation and Uniform Relocation Assistance Act of 1987 (“STURAA”), federal funding of acquisition of a new model bus is unavailable unless a bus of that model has been tested for safety, structural integrity, durability, performance, maintainability, noise, and fuel economy. Testing is conducted at the Larson Transportation Institute’s Bus Research and Testing Center, in Altoona, Pennsylvania established for that purpose.
Vehicles that are built to Buy America compliant standards and have passed the Altoona test are eligible for FTA funding of up to 80% of the capital cost of a transit vehicle. Our new E-300 Shuttle Bus is scheduled for the Altoona testing in the fourth quarter of 2021; testing will last between three and six months. Failure to complete testing in this timeframe would materially adversely affect order fulfillment, as well as future sales, to customers and potential customers that require successful completion of the test program.
EPA Emissions & Certificate of Conformity
The U.S. Clean Air Act requires that we obtain a Certificate of Conformity issued by the EPA and a California Executive Order issued by the California Air Resources Board (“CARB”), concerning emissions for our vehicles. A Certificate of Conformity is required for vehicles sold in states covered by the Clean Air Act’s standards and an Executive Order is required for vehicles sold in states that have sought and received a waiver from the EPA to utilize California standards. CARB sets the California standards for emissions control for certain regulated pollutants for new vehicles and engines sold in California. States that have adopted the California standards as approved by EPA also recognize the Executive Order for sales of vehicles. There are currently four states which have adopted the California standard for heavy-duty vehicles.
The Greenhouse Gas Rule was incorporated into the Clean Air Act on August 9, 2011. Since our vehicles have zero-emissions, Phoenix is required to seek an EPA Certificate of Conformity for the Greenhouse Gas Rule, and a CARB Executive Order for the CARB Greenhouse Gas Rule. We expect to receive the Certificate of Conformity followed by an Executive Order for sales of the Phoenix Tre in the second half of 2021.
Battery Safety and Testing Regulation
In addition, our vehicles are designed to standard for electrically-propelled vehicles in vehicle operational safety specifications and connecting to an external power supply. Additionally, we are incorporating other battery system standards in our vehicles.
Some of these standards include:
•
Conductive Charging — for on-board charge electromagnetic requirements;

•
Battery Pack Enclosure Protection — degrees of protection of the electrical equipment within an enclosure from the effects due to the ingress of water; and

•
Testing Lithium-ion Traction Battery Packs and Systems — safety performance requirements during a variety of testing, like vibration, thermal cycling, overcharge, and loss of thermal control.

Our battery pack conforms with mandatory regulations governing the transport of “dangerous goods,” which includes lithium-ion batteries that may present a risk in transportation. The governing regulations, which are issued by the Pipeline and Hazardous Materials Safety Administration, are based on the United Nations Recommendations on the Safe Transport of Dangerous Goods Model Regulations, and related UN Manual Tests and Criteria. The regulations vary by mode of transportation when these items are shipped by ocean vessel, rail, truck, or by air.
Our battery packs are designed to meet the compliance requirements of the UN Manual of Tests and Criteria demonstrating our ability to ship the vehicles and battery packs by any method.
These tests include:
•
Altitude simulation — simulating air transport;

•
Thermal cycling — assessing cell and battery seal integrity;

•
Vibration — simulating vibration during transport;

•
Shock — simulating possible impacts during transport;

•
External short circuit — simulating an external short circuit; and

•
Overcharge — evaluating the ability of a rechargeable battery to withstand overcharging.

The cells in our battery packs are composed mainly of lithium-ion. In addition, our battery packs include packaging for the lithium-ion cells. This packaging includes trace amounts of various hazardous chemicals whose use, storage, and disposal is regulated under federal law.
Greenhouse Gas (GHG) Credits — U.S. Environmental Protection Agency
In connection with the delivery and placement into service of our zero-emission vehicles under the Greenhouse Gas Rule, Phoenix will earn tradable credits that under current laws and regulations can be sold. Under the EPA’s Greenhouse Gas Rule, each BEV earns a credit multiplier of 4.5 for use in the calculation of emission credits. Commercial vehicle manufacturers are required to ensure they meet the nitrogen oxide emission standard for each type of vehicle produced. This emission standard continues to lower the emission requirement over time, increasing the difficulty for conventional diesel vehicles to meet the standard. Until technology catches up for commercial vehicles, manufacturers of diesel trucks will need to purchase GHG credits to cover their emission deficit. The Greenhouse Gas Rule provides the opportunity for the sale of excess credits to other manufacturers who apply such credits to comply with these regulatory requirements. Furthermore, the regulation does not limit the number of battery-electric credits sold within the same commercial vehicle categories.
Greenhouse Gas Credits — California Air Resources Board
California also has a greenhouse gas emissions standard which follows very closely to the EPA Greenhouse Gas Emissions Standard. The delivery and placement into service of our zero-emission vehicles in California under the Greenhouse Gas Rule will earn Phoenix tradable credits that can be sold. Under CARB greenhouse gas regulations, each BEV will also earn a credit multiplier of 4.5 for use in the calculation of emission credits. Commercial vehicle manufacturers are required to ensure they meet the nitrogen oxide emission standard for each type of vehicle produced. This emission standard continues to lower the emission requirement over time, increasing the difficulty for conventional diesel vehicles to meet the standard.
Until technology catches up for commercial vehicles, manufacturers of diesel buses and trucks will need to purchase GHG credits to cover their emission deficit. The California timeline for reaching very low GHG emissions is more aggressive than the EPA. Commercial vehicle manufacturers will look to cover their emission deficits first for California. The Greenhouse Gas Rule provides an opportunity for the sale of excess credits to other manufacturers who apply such credits to comply with these regulatory requirements. Furthermore, the regulation does not limit the number of battery-electric credits sold within the same commercial vehicle categories.

Legal Proceedings
From time to time, we may become involved in additional legal proceedings arising in the ordinary course of our business. We are currently not a party to any legal proceedings the outcome of which, if determined adversely to us, would individually or in the aggregate have a material adverse effect on our business, financial condition, and results of operations.
Emerging Growth Company Status
We qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, which we refer to as the JOBS Act. As a result, we are permitted to, and intend to, rely on exemptions from certain disclosure requirements that are applicable to other companies that are not emerging growth companies. Accordingly, we have included detailed compensation information for only our three most highly compensated executive officers and have not included a compensation discussion and analysis (CD&A) of our executive compensation programs in this prospectus. In addition, for so long as we are an “emerging growth company,” we will not be required to:
•
engage an auditor to report on our internal controls over financial reporting pursuant to Section 404(b) of the Sarbanes — Oxley Act of 2002 (the “Sarbanes — Oxley Act”);

•
comply with any requirement that may be adopted by the Public Company Accounting Oversight Board (the “PCAOB”) regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (i.e., an auditor discussion and analysis);

•
submit certain executive compensation matters to shareholder advisory votes, such as “say-on-pay,” “say-on-frequency,” and “say-on-golden parachutes;” or

•
disclose certain executive compensation related items such as the correlation between executive compensation and performance and comparison of the chief executive officer’s compensation to median employee compensation.

In addition, the JOBS Act provides that an “emerging growth company” can use the extended transition period for complying with new or revised accounting standards.
We will remain an “emerging growth company” until the earliest to occur of:
•
our reporting $1.07 billion or more in annual gross revenues;

•
our issuance, in a three-year period, of more than $1 billion in non-convertible debt;

•
the end of the fiscal year in which the market value of our common stock held by non-affiliates exceeds $700 million on the last business day of our second fiscal quarter; and

•
[           ], 2026.

DIRECTORS AND EXECUTIVE OFFICERS
The following table sets forth certain information about our executive officers, key employees and directors as of the date of this Registration Statement. We intend to appoint [3] additional independent directors prior to the consummation of this offering.
Name	Age	Position
Xiaofeng Denton Peng	46	Chairman
Joseph R. Mitchell	60	Chief Executive Officer
Tarek Helou	40	Chief Operating Officer
Ron Iacobelli	53	Chief Technology Officer
Wenbing Chris Wang	49	Chief Financial Officer
Ira Feintuch	50	SVP & Global Head of EV Charging Solutions
Edmund Shen	62	VP, Product Management and Supply Chain
HoongKhoeng Cheong	56	Director
John F. Perkowski		Independent Director Nominee
Sam Van		Independent Director Nominee
Mr. Xiaofeng Denton Peng has served as our Chairman of the board of directors since December 2020. Mr. Peng has served as a director and the executive chairman of the board of directors of SPI Energy Co., Ltd., our parent company, since January 10, 2011 and as the chief executive officer of SPI Energy Co. Ltd. since March 25, 2016. Mr. Peng founded LDK Solar Co., Ltd., or LDK, in July 2005 and is LDK’s chairman of the board and chief executive officer. Prior to founding LDK, Mr. Peng founded Suzhou Liouxin Co., Ltd., or Suzhou Liouxin, in March 1997 and was its chief executive officer until February 2006. Suzhou Liouxin is a leading manufacturer of personal protective equipment in Asia. Mr. Peng graduated from Jiangxi Foreign Trade School with a diploma in international business in 1993 and from Beijing University Guanghua School of Management with an executive MBA degree in 2002.
Mr. Joseph R. Mitchell has served as our Chief Executive Officer since March 2021. Mr. Mitchell is a veteran of the automotive and electric vehicle market with 30 years of Automotive experience with 20 of those years directly in the Electric Vehicle market. Most recently, Mr. Mitchell served as President and CEO of UQM Technologies, a previously NYSE/Amex listed leading global developer of electric powertrains for the automotive and commercial vehicle markets from 2015 to 2019 and as Senior VP of Operations from 2012 and 2015. While at UQM, Mr. Mitchell led the company to win a number of major electric commercial vehicle contracts globally. In 2019, Mr. Mitchell led the merger of UQM with Danfoss, a large Denmark based global industrial company and stayed on to support integration and served as VP of the post-merger, newly formed Editron division of Danfoss with focus on the development of Electric Powertrains for the commercial on and off highway EV markets along with the Marine EV market. Mr. Mitchell started his career with Ford Motor Company of Canada in Operations and Quality and had a number of positions of increasing responsibility throughout the US, Canada and Mexico. In 1999 Mr. Mitchell was introduced to the EV and fuel cell vehicle market taking on a position to run the electric powertrain operations for a newly formed JV between Ford, Daimler and Ballard Power to develop a fuel cell electric powertrain system for this emerging market. Through a number of mergers and restructurings, Mr. Mitchell continued with this organization leading the electric powertrain group under the ownership of the Ballard, Siemens VDO and Continental Automotive. Mr. Mitchell has an MBA from Vanderbilt University along with a BSc from Niagara University and diploma in Operations and Industrial Management from Niagara College in Canada.
Mr. Tarek Helou has served as our Chief Operating Officer since December 2020. Mr. Helou served as Chief Operating Officer of Phoenix Motorcars from August 2019 to December 2020. Prior to that, Mr. Helou oversaw the Sales Division of the company as VP of Sales from August 2016 to August 2019. He joined Phoenix Motorcars as Director of Sales in February 2014. Mr. Helou worked for TD Bank in Toronto, Canada in its corporate banking head office in Treasury, Capital Markets and Marketing from 2011 to 2014. From 2003 to 2011, Mr. Helou started his career at Bombardier Aerospace with increasing responsibilities as Avionics and Telecommunication Engineer, Integrations team lead and Product Planning Manager. Mr. Helou has an Electrical Engineering Degree from McGill University and a Master’s in Business Administration from HEC — Montreal.

Mr. Ronald Iacobelli has served as our Chief Technology Officer since May 2021. Mr. Iacobelli is an experienced technology executive with 30 years of advanced automotive technology experience including 20 years in electrification. He is one of a group of pioneers in the modern electrified vehicle industry having developed some of the earliest hybrid electric commercial vehicles in the era of the original Prius and launching the first production light duty van in North America and Europe at the time of the original Nissan Leaf. As a serial entrepreneur, Mr. Iacobelli has grown three companies from concept to production, and launched vehicles at both a major OEM and at a start-up which became a vehicle manufacturer. Most recently in April 2020, Mr. Iacobelli Co-founded INTGR8 Technologies, a business focused on vehicle automation and electrification for fleets. From 2017 to 2019 Mr. Iacobelli served on the Technology Advisory Board of one of China’s largest new energy vehicle companies. Prior to that, Mr. Iacobelli co-founded Spur Innovations in 2013 developing connected fleet vehicle controls from concept to production readiness. Spur was acquired by telematics developer, Streamline Transportation Technologies in 2016 where Mr. Iacobelli assumed the COO role leading the growth of Streamline’s cloud-based vehicle telematics and electronics log SAAS business. From 2001 to 2013, Mr. Iacobelli served as CTO then Interim CEO of Azure Dynamics. At Azure, he led the implementation of processes, technology and partnerships from a clean sheet to the market leading commercial hybrid and electric vehicle manufacturer in North America with major OEM and Tier 1 partnerships. Under Mr. Iacobelli’s leadership, Azure successfully launched the Transit Connect Electric Van in North America and Europe in collaboration with Ford Motor Company in 2010, a milestone event in modern EV history. From 1999 to 2001, he worked for Ballard Power, where he pioneered the company’s fuel cell supplier development program. Mr. Iacobelli spent his early career at Ford Motor Company engineering vehicle electrical and chassis systems, then managing supplier quality and continuous improvements for the Crown Victoria and Grand Marquis Carlines. Mr. Iacobelli holds a B.A.Sc in Mechanical Engineering from the University of Windsor.
Mr. Wenbing Chris Wang has served as our Chief Financial Officer since June 2021. Mr. Wang was the senior vice president of finance of our parent company SPI Energy Co., Ltd (Nasdaq: SPI) and interim CFO of Phoenix Motorcars from November 2020 to June 2021. Prior to joining SPI, Mr. Wang served as Chief Executive Officer of Redwood Group International, a Hong Kong-based merchant bank focused on Greater-China growth and venture opportunities, from February 2017 to November 2020, and a partner with SAIF Xinhuihuang Asset Management Co., Ltd. from December 2018 to March 2020. Prior to that, Mr. Wang served as President of Fushi Copperweld, Inc. (previously NasdaqGS: FSIN) from 2009 to 2016 and its Chief Financial Officer from 2005 to 2010. At Fushi Copperweld, Mr. Wang led the company’s public listing on the Nasdaq and the acquisition of Copperweld Bimetallics in 2007, $290 million in total equity and debt financing from 2005 to 2012, and its $345 million privatization transaction in 2012. Prior to that, Mr. Wang worked for Cornerstone China Opportunities Fund, Redwood Capital, Credit Suisse, VCChina from 2001 to 2005 with progressive responsibilities. Mr. Wang obtained a BSc from the University of Science and Technology Beijing and an MBA degree in Finance and Corporate Accounting from the University of Rochester. Mr. Wang is currently a board member of IT Tech Packaging, Inc. (NYSE/Amex: ITP) and Dragon Victory International Ltd (Nasdaq: LYL), starting from October 2009 and December 2017 respectively.
Mr. Ira B. Feintuch has served as our SVP & Global Head of EV Charging Solutions since June 14, 2021. Mr. Feintuch has over 10 years of operational experience in the electric vehicle charging infrastructure business, with a focus around the deployment of charging equipment, software/technology needs, and EV charging sales. Prior to joining Phoenix Motorcars, Mr. Feintuch served as the Chief Operating Officer of Blink Charging (Nasdaq: BLNK) from March 2015 to October 2018, and its VP of Operations from Dec 2009 to March 2015. At Blink, Mr. Feintuch was part of the executive team that led the company’s listing on the Nasdaq market. Mr. Feintuch was one of the first employees at Car Charging Group, and was a key contributor in Blink charging becoming one of the largest owner/operators in the EV infrastructure space. He was involved in strategic planning, negotiating key contracts with host partners across all market segments (commercial, retail, municipalities, real estate developers, multi family/apartment owners) and was a key contributor in designing many of the owner/operator business models in use today. He also oversaw the integration of a number of acquisitions as well as thousands of charging station deployments, both with L2 and DCFC charging stations. Mr. Feintuch served on the board of the ROEV Association, which was a collaborative effort between both EV charging networks and EV manufacturers, with a goal of creating the framework of interoperability between network providers, by using one RFID card or one account, across all participating networks (2015-2016). Mr. Feintuch received a B.S in management from Touro College.

Mr. Edmund Shen has served as our Vice President of Product Management and Supply Chain since January 2021. Prior to that, Shen was one of the earliest founding members of SERES EV as the company’s head of Product and Sr. Director of Global Supply Chain Development & Management, and Sr. Director of Product Marketing. He led the product development and launch programs for SF-5 and SF-7 EVs. Prior to that, Shen worked in Tesla when the company was still as small startup in 2009. He was interviewed and hired by Elon Musk as an early Tesla employee. During his seven years at Tesla, he led many key projects of Tesla EV product development and global launch programs, contributing to Tesla’s Roadster, Model S, Model X, Model 3, Powerwall, and Powerpack programs, as well as OEM programs for Mercedes Benz B-Class EV, and Toyota Rav 4 EV programs. Previously, Shen held product manager, new product development program leader, marketing manager, electrical engineer, and systems engineer roles at leading global semiconductor companies, including Applied Materials, Lam Research, and KLA. As a Silicon Valley professional, Edmund has a proven track record specializing in leading new product development and new technology startups with experience taking products from concept to market launch, with limited resources and in fast-paced environments. He intuitively sees the threads of opportunity that wind through a market, brings them together into a coherent whole, and drives technology, productization, and business advantages.
Mr. HoongKhoeng Cheong has served as our director since December 2020. Mr. Cheong has served as chief operating officer of SPI Energy Co., Ltd. since May 2014. Mr. Cheong has more than 20 years of engineering and operation experience in the solar and electronics industries. He served in various management positions in LDK from 2011 to 2014 and he was appointed as the chairman of the Management Board and chief executive officer of Sunways AG, a publicly-listed company in Germany. He previously served as our general manager from 2007 to 2011 and was responsible for PV system design and development as well as the manufacturing of key components for PV modules and racking systems before joining LDK. Prior to joining the solar industry in 2007, Mr. Cheong spent 16 years in the electronics industry responsible for engineering development and manufacturing of liquid crystal display products and he served as the Vice President of Engineering of an affiliate of Flextronics International Ltd. Mr. Cheong holds a Bachelor of Science degree in mechanical engineering from the University of Louisiana and obtained his Master of Science in computer integrated manufacturing from Nanyang Technology University, Singapore in 1997.
Mr. John F. Perkowski will serve as our director starting from the SEC’s declaration of effectiveness of our registration statement on Form S-1. Mr. Perkowski is the founder and managing partner of JFP Holdings, a merchant bank focused primarily on transactions in China. From March 2017 to May 2018, Mr. Perkowski served as the Chief Executive Officer of Green4U Technologies, Inc., a Georgia-based company that was founded to meet the growing demand for electric vehicles from taxi sleets, municipalities, military units, logistics companies and individual consumers. From 1994 through 2008, Mr. Perkowski served as the Chairman and Chief Executive Officer of ASIMCO Technologies, a supplier and manufacturer of automotive components headquartered in Beijing, China. From 1973 to 1993, Mr. Perkowski held various positions with PaineWebber. Mr. Perkowski serves on several boards of directors, including the China Advisory Council of Magna International, Inc. and Green4U Technologies, Inc. Mr. Perkowski received his Bachelor of Science degree in American Studies from Yale, and his Masters degree in Business Administration from Harvard Business School. Mr. Perkowski is qualified to serve as a director due to his experience in finance, investment banking, mergers and acquisitions and the automotive industry, including his experience in China, as well as his experience as a director of a U.S. public company.
Mr. Sam Van will serve as our director starting from the SEC’s declaration of effectiveness of our registration statement on Form S-1. Mr. Van currently serves as a Managing Director and Head of Deltec Investment Advisers Limited, where he leads the effort in U.S. and International Exchange Listing Advisory practice since 2018. In 2019, Van was entrusted by the U.S. government’s Committee on Foreign Investment in the United States (CFIUS) to serve as co-chair and trustee member to oversee the liquidation of an investment project. Previously, Van served as an Associate Principal for the Financial Industry Regulatory Authority (FINRA) in various roles from 2012 to 2017, which included Trading and Financial Compliance Examinations, Sales Practice and Financial Risk Oversight & Operational Regulation. During Van’s tenure as Director at the New York Stock Exchange (NYSE) from 2001 to 2011, Van was responsible for new business development, specializing in the emerging capital markets throughout Asia. Van secured more than 60 companies on the NYSE with total market capitalization exceeding $7 billion. Van received his BS in Finance from St. John’s University and his MBA from Cornell University.

CORPORATE GOVERNANCE
Controlled Company
We intend to apply to list the shares of our common stock offered in this offering on the Nasdaq Capital Market. As Edison Future will continue to control more than 50% of our combined voting power upon the completion of this offering, we will be considered a “controlled company” for the purposes of that exchange’s rules and corporate governance standards. However, we intend to follow all of the Nasdaq rules and requirements.
Director Independence
The board of directors has reviewed the independence of our directors based on the listing standards of the NASDAQ. Based on this review, the board of directors determined that each of [                 ] are independent within the meaning of the NASDAQ rules. In making this determination, our board of directors considered the relationships that each of these non-employee directors has with us and all other facts and circumstances our board of directors deemed relevant in determining their independence. As required under applicable NASDAQ rules, we anticipate that our independent directors will meet in regularly scheduled executive sessions at which only independent directors are present.
Board Committees
Our Board has established the following three standing committees: audit committee; compensation committee; and nominating and governance committee, or nominating committee. Our board of directors has adopted written charters for each of these committees. Upon completion of this offering, copies of the charters will be available on our website. Our board of directors may establish other committees as it deems necessary or appropriate from time to time.
Audit Committee
The audit committee is responsible for, among other matters:
•
appointing, compensating, retaining, evaluating, terminating, and overseeing our independent registered public accounting firm;

•
discussing with our independent registered public accounting firm the independence of its members from its management;

•
reviewing with our independent registered public accounting firm the scope and results of their audit;

•
approving all audit and permissible non-audit services to be performed by our independent registered public accounting firm;

•
overseeing the financial reporting process and discussing with management and our independent registered public accounting firm the interim and annual financial statements that we file with the SEC;

•
reviewing and monitoring our accounting principles, accounting policies, financial and accounting controls, and compliance with legal and regulatory requirements;

•
coordinating the oversight by our board of directors of our code of business conduct and our disclosure controls and procedures

•
establishing procedures for the confidential and/or anonymous submission of concerns regarding accounting, internal controls or auditing matters; and

•
reviewing and approving related-person transactions.

Our audit committee consists of [                 ], with [                 ] serving as the chairman. The NASDAQ rules require us to have one independent audit committee member upon the listing of our common stock, a majority of independent directors within 90 days of the date of this prospectus and all independent audit committee members within one year of the date of this prospectus. Our board of directors has affirmatively determined that [                 ] meet the definition of “independent director” for purposes of serving on an audit committee under Rule 10A-3 and NASDAQ rules. Our board of directors has determined that [                 ] qualifies as an “audit committee financial expert,” as such term is defined in Item 407(d)(5) of Regulation S-K.
Compensation Committee
The compensation committee is responsible for, among other matters:
•
reviewing key employee compensation goals, policies, plans and programs;

•
reviewing and approving the compensation of our directors and executive officers;

•
reviewing and approving employment agreements and other similar arrangements between us and our executive officers; and

•
appointing and overseeing any compensation consultants or advisors.

Our compensation committee consists of [                 ], with [           ] serving as the chairman.
Nominating Committee
The purpose of the nominating committee is to assist the board in identifying qualified individuals to become board members, in determining the composition of the board and in monitoring the process to assess board effectiveness. Our nominating committee consists of [           ], with [          ] serving as the chairman.
Board Leadership Structure
Currently, our principal executive officer is [          ] and our chairman of the board is [          ].
Risk Oversight
Our board of directors will oversee a company-wide approach to risk management. Our board of directors will determine the appropriate risk level for us generally, assess the specific risks faced by us and review the steps taken by management to manage those risks. While our board of directors will have ultimate oversight responsibility for the risk management process, its committees will oversee risk in certain specified areas.
Specifically, our compensation committee will be responsible for overseeing the management of risks relating to our executive compensation plans and arrangements, and the incentives created by the compensation awards it administers. Our audit committee will oversee management of enterprise risks and financial risks, as well as potential conflicts of interests. Our board of directors will be responsible for overseeing the management of risks associated with the independence of our board of directors.
Code of Business Conduct and Ethics
Our board of directors adopted a code of business conduct and ethics that applies to our directors, officers and employees. Upon completion of this offering, a copy of this code will be available on our website. We intend to disclose on our website any amendments to the Code of Business Conduct and Ethics and any waivers of the Code of Business Conduct and Ethics that apply to our principal executive officer, principal financial officer, principal accounting officer, controller, or persons performing similar functions.

EXECUTIVE COMPENSATION
Summary Compensation Table
The following table provides information regarding the compensation paid during the years ended December 31, 2020 and 2019 to our principal executive officer, principal financial officer and chief technology officer, who are collectively referred to as “named executive officers” elsewhere in this prospectus.
Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)(1)	Non-Equity Incentive Plan Compensation ($)	Non-qualified Deferred Compensation Earnings ($)	All Other Compensation ($)(2)	Total ($)
Xiaofeng Denton Peng Chairman	2019
	2020
Joseph R. Mitchell Chief Executive Officer	2019
	2020
Tarek Helou Chief Operating Officer	2019
	2020	190,000							190,000
Ronald Iacobelli Chief Technology Officer	2019
	2020
Wenbing Chris Wang Chief Financial Officer	2019
	2020
Employment Agreements
We have entered into employment agreements with each of our senior executive officers. Under these agreements, each of our senior executive officers is employed for a specified time period. We may terminate employment for cause, at any time, without advance notice or remuneration, for certain acts of the executive officer, such as conviction or plea of guilty to a felony or any misdemeanor involving moral turpitude, willful misconduct or gross negligence, dishonest acts to our detriment, continued failure to satisfactorily perform agreed duties, or material breach of any provisions of the employment agreement. We may also terminate an officer’s employment without cause upon advance written notice.
Each of the executive officers has agreed to hold, both during and after the termination or expiry of his or her employment agreement, in strict confidence and not to use, except as required in the performance of his or her duties in connection with the employment, any confidential information or trade secrets of ours, our customers or prospective customers, or the confidential or proprietary information of any third-party received by us and for which we have confidential obligations. Each of the executive officers has also agreed to disclose in confidence to us all inventions, discoveries, concepts and plans which they conceive, develop or reduce to practice during the executive officer’s employment with us and to assign all right, title and interest in them to us, and to assist us in obtaining and enforcing those patents, copyrights and other legal rights.
We have also entered into indemnification agreements with our directors and senior executive officers. Under these agreements, we will agree to indemnify them against certain liabilities and expenses that they incur in connection with claims made by reason of their being a director or officer of our company.
Potential Payments Upon Termination or Change in Control
There are no potential payments payable to our named executive officers upon a termination of employment without cause or resignation for good reason or termination of employment without cause or resignation for good reason following a change in control.
Outstanding Equity Incentive Awards At Fiscal Year-End
The following table sets forth certain information concerning option awards held by Phoenix’s named executive officers as of August 10, 2021. Phoenix’s named executive officers did not hold any stock awards as of December 31, 2020 and August 10, 2021.

	Option Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date
Xiaofeng Denton Peng	4,200,000(1)		0.43	1/24/2028
Joe Mitchell		700,000(2)	0.43	3/30/2031
Tarek Helou		550,000(3)	0.43	3/30/2031
Ronald Iacobelli		500,000(4)	0.43	4/26/2031
Wenbing Chris Wang		500,000(5)	0.43	3/30/2031

(1)
On January 24, 2021, Mr. Peng, who’s the CEO of SPI, our parent company, and our Chairman, was granted options to purchase 4,200,000 shares of Phoenix’s common stock as a special one-time award in recognition of the work done related to the Business Combination. The options were vested immediately, exercisable at $0.43 per share and expiring seven years from the date of grant.

(2)
On March 30, 2021, Mr. Mitchell was granted options to purchase 700,000 shares of Phoenix’s common stock under its 2021 Stock Plan, which options vest over four years, provided Mr. Mitchell remains in continuous service with Phoenix during the vesting period, with 25% vesting on each of the first, second, third and fourth anniversary of the grant date, exercisable at $0.43 per share and expiring 10 years from the grant date.

(3)
On March 30, 2021, Mr. Helou was granted options to purchase 550,000 shares of Phoenix’s common stock under its 2021 Stock Plan, which options vest over four years, provided Mr. Helou remains in continuous service with Phoenix during the vesting period, with 25% vesting on each of the first, second, third and fourth anniversary of the grant date, exercisable at $0.43 per share and expiring 10 years from the grant date.

(4)
On April 26, 2021, Mr. Iacobelli was granted options to purchase 500,000 shares of Phoenix’s common stock under its 2021 Stock Plan, which options vest over four years, provided Mr. Iacobelli remains in continuous service with us during the vesting period, with 25% vesting on each of the first, second, third and fourth anniversary of the grant date, exercisable at $0.43 per share and expiring 10 years from the date of grant.

(5)
On March 30, 2021, Mr. Wang was granted options to purchase 500,000 shares of Phoenix’s common stock under its 2021 Stock Plan, which options vest over four years, provided Mr. Wang remains in continuous service with us during the vesting period, with 25% vesting on each of the first, second, third and fourth anniversary of the grant date, exercisable at $0.43 per share and expiring 10 years from the date of grant.

Non-Executive Director Compensation
The non-executive members of our board of directors have not received any compensation prior to this offering and no arrangements have been entered into in relating to compensation after this offering. Following this offering, the board of directors will establish a compensation package for the non-executive members of the board of directors.
Compensation Committee Interlocks and Insider Participation
None of our officers currently serves, or has served during the last completed fiscal year, on the compensation committee or board of directors of any other entity that has one or more officers serving as a member of our board of directors.

2021 Omnibus Equity Incentive Plan
Our board of directors and stockholders have adopted and approved the 2021 Omnibus Equity Incentive Plan (the “2021 Plan”). The 2021 Plan is a comprehensive incentive compensation plan under which we can grant equity-based and other incentive awards to our officers, employees, directors, consultants and advisers. The purpose of the 2021 Plan is to help us attract, motivate and retain such persons with awards under the 2021 Plan and thereby enhance shareholder value.
Administration.   The 2021 Plan is administered by the board, and upon consummation of this offering will be administered by a committee of the board, which shall consist of two of more members of the board, each of whom is a “non-employee director” within the meaning of Rule 16b-3 promulgated under the Exchange Act and independent” for purposes of any applicable listing requirements. Among other things, the committee has complete discretion, subject to the express limits of the 2021 Plan, to determine the directors, employees and nonemployee consultants to be granted an award, the type of award to be granted the terms and conditions of the award, the form of payment to be made and/or the number of shares of common stock subject to each award, the exercise price of each option and base price of each stock appreciation right (“SAR”), the term of each award, the vesting schedule for an award, whether to accelerate vesting, the value of the common stock underlying the award, and the required withholding, if any. The compensation committee may amend, modify or terminate any outstanding award, provided that the participant’s consent to such action is required if the action would impair the participant’s rights or entitlements with respect to that award. The compensation committee is also authorized to construe the award agreements, and may prescribe rules relating to the 2021 Plan. Notwithstanding the foregoing, the compensation committee does not have any authority to grant or modify an award under the 2021 Plan with terms or conditions that would cause the grant, vesting or exercise thereof to be considered nonqualified “deferred compensation” subject to Code Section 409A.
Grant of Awards; Shares Available for Awards.   The 2021 Plan provides for the grant of stock options, SARs, performance share awards, performance unit awards, distribution equivalent right awards, restricted stock awards, restricted stock unit awards and unrestricted stock awards to non-employee directors, officers, employees and nonemployee consultants of Phoenix or its affiliates. The aggregate number of shares of common stock that may be issued under the 2021 Plan shall not exceed ten percent (10%) of the issued and outstanding shares of common stock on a fully diluted basis. Shares shall be deemed to have been issued under the 2021 Plan solely to the extent actually issued and delivered pursuant to an award. If any award expires, is cancelled, or terminates unexercised or is forfeited, the number of shares subject thereto is again available for grant under the 2021 Plan.
Stock Options.   The 2021 Plan provides for either “incentive stock options” (“ISOs”), which are intended to meet the requirements for special federal income tax treatment under the Code, or “nonqualified stock options” (“NQSOs”). Stock options may be granted on such terms and conditions as the compensation committee may determine; provided, however, that the per share exercise price under a stock option may not be less than the fair market value of a share of common stock on the date of grant and the term of the stock option may not exceed 10 years (110% of such value and five years in the case of an ISO granted to an employee who owns (or is deemed to own) more than 10% of the total combined voting power of all classes of capital stock of our Company or a parent or subsidiary of our Company). ISOs may only be granted to employees. In addition, the aggregate fair market value of common stock covered by one or more ISOs (determined at the time of grant), which are exercisable for the first time by an employee during any calendar year may not exceed 100,000. Any excess is treated as a NQSO.
Stock Appreciation Rights.   A SAR entitles the participant, upon exercise, to receive an amount, in cash or stock or a combination thereof, equal to the increase in the fair market value of the underlying common stock between the date of grant and the date of exercise. SARs may be granted in tandem with, or independently of, stock options granted under the 2021 Plan. A SAR granted in tandem with a stock option (i) is exercisable only at such times, and to the extent, that the related stock option is exercisable in accordance with the procedure for exercise of the related stock option; (ii) terminates upon termination or exercise of the related stock option (likewise, the common stock option granted in tandem with a SAR terminates upon exercise of the SAR); (iii) is transferable only with the related stock option; and (iv) if the related stock option is an ISO, may be exercised only when the value of the stock subject to the stock option exceeds the exercise price of the stock option. A SAR that is not granted in tandem with a stock option is exercisable at such times as the compensation committee may specify.
Performance Shares and Performance Unit Awards.   Performance share and performance unit awards entitle the participant to receive cash or shares of common stock upon the attainment of specified performance goals. In the case of performance units, the right to acquire the units is denominated in cash values.
Distribution Equivalent Right Awards.   A distribution equivalent right award entitles the participant to receive bookkeeping credits, cash payments and/or common stock distributions equal in amount to the distributions that would have been made to the participant had the participant held a specified number of shares of common stock during the period the participant held the distribution equivalent right. A distribution equivalent right may be awarded as a component of another award under the 2021 Plan, where, if so awarded, such distribution equivalent right will expire or be forfeited by the participant under the same conditions as under such other award.
Restricted Stock Awards and Restricted Stock Unit Awards.   A restricted stock award is a grant or sale of common stock to the participant, subject to our right to repurchase all or part of the shares at their purchase price (or to require forfeiture of such shares if issued to the participant at no cost) in the event that conditions specified by the compensation committee in the award are not satisfied prior to the end of the time period during which the shares subject to the award may be repurchased by or forfeited to us. Our restricted stock unit entitles the participant to receive a cash payment equal to the fair market value of a share of common stock for each restricted stock unit subject to such restricted stock unit award, if the participant satisfies the applicable vesting requirement.
Unrestricted Stock Awards.   An unrestricted stock award is a grant or sale of shares of our common stock to the participant that is not subject to transfer, forfeiture or other restrictions, in consideration for past services rendered to Mullen or an affiliate or for other valid consideration.
Change-in-Control Provisions.   In connection with the grant of an award, the compensation committee may provide that, in the event of a change in control, such award will become fully vested and immediately exercisable.
Amendment and Termination.   The compensation committee may adopt, amend and rescind rules relating to the administration of the 2021 Plan, and amend, suspend or terminate the 2021 Plan, but no such amendment or termination will be made that materially and adversely impairs the rights of any participant with respect to any award received thereby under the 2021 Plan without the participant’s consent, other than amendments that are necessary to permit the granting of awards in compliance with applicable laws. We have attempted to structure the 2021 Plan so that remuneration attributable to stock options and other awards will not be subject to the deduction limitation contained in Code Section 162(m).]

CERTAIN RELATIONSHIPS AND RELATED-PARTY TRANSACTIONS
Predecessor
The Predecessor’s parent company, Al Yousuf, LLC (“Al Yousuf”), provided an operating line of credit to the Predecessor to provide funds for the purchase of materials to build EVs. There is no established payment schedule, but repayments are made when cash is collected from sales. The interest rate is variable and resets on January 1 of each new year. The Predecessor borrowed $1.7 million and accrued interest expenses of $$0.3 million during the year ended December 31, 2019. The balance of the loan payable was $2.8 million and the accrued interest payable was $0.6 million as of December 31, 2019. There was no change to loan payable balance and there was no additional interest accrued during the period from January 1, 2020 to November 12, 2020. This loan payable in amount of $2.8 million and accrued interest payable in amount of $0.6 million was cancelled and recorded in additional paid in capital by Al Yousuf on November 12, 2020.
The Predecessor also accrues a management fee payable to Al Yousuf as payment of management services provided to Predecessor. It is calculated as a percentage of the capital contributed to the Predecessor at a variable management fee rate, fixed for 12 months at a time, which resets on January 1 of each new year. The balance of the accrued management fee payable was $13.4 million as of December 31, 2019. No management fee was charged in the year ended December 31, 2019 and for the period from January 1, 2020 to November 12, 2020. This management fee payable was cancelled and recorded in additional paid in capital by Al Yousuf on November 12, 2020.
The capital structure of the Predecessor consists of one class of LLC interests. Al Yousuf, as the sole member, as well as the managing member, of both PCL and PML owns all of the common interests issued and outstanding of the Predecessor as of December 31, 2019. As such, Al Yousuf owns and controls 100% of the equity in the Predecessor as of December 31, 2019 until November 12, 2020 when the Predecessor was acquired.
During the period from January 1, 2020 to November 12, 2020 and the year ended December 31, 2019, Al Yousuf waived the receivables from the Predecessor of $16.8 million and $1.0 million, respectively, which was recorded in addition paid-in capital in the consolidated balance sheets. During the year ended December 31, 2019, Al Yousuf made contribution of $4.8 million to the Predecessor.
Successor
Our ultimate parent company, SPI, made a capital contribution of $17.0 million to us in December 2020. Before this offering, SPI beneficially owns 100% of our currently outstanding shares of common stock.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT
The following table sets forth certain information regarding the beneficial ownership of our common stock as of August 10, 2021, and as adjusted to reflect the sale of common stock being offered in this offering by:
•
each person, or group of affiliated persons, known to us to own beneficially more than 5% of our common stock;

•
each of our current directors;

•
each of our named executive officers; and

•
all of our current directors and executive officers as a group.

The information in the following table has been presented in accordance with the rules of the SEC. Under such rules, beneficial ownership of a class of capital stock includes any shares of such class as to which a person, directly or indirectly, has or shares voting power or investment power and also any shares as to which a person has the right to acquire such voting or investment power within 60 days through the exercise of any stock option, warrant or other right. If two or more persons share voting power or investment power with respect to specific securities, each such person is deemed to be the beneficial owner of such securities. Except as we otherwise indicate below and under applicable community property laws, we believe that the beneficial owners of the common stock listed below, based on information they have furnished to us, have sole voting and investment power with respect to the shares shown. Except as otherwise indicated, each stockholder named in the table is assumed to have sole voting and investment power with respect to the number of shares listed opposite the stockholder’s name.
The calculations of beneficial ownership in this table are based on 70,000,000 shares of common stock outstanding at September 30, 2021.
Name and Address of Beneficial Owner	Shares Beneficially Owned	Percent of Class	Percent of Class after this Offering
EdisonFuture, Inc.	70,000,000(1)	100%
4677 Old Ironsides Dr, Suite 190 Santa Clara, CA 95054
Xiaofeng Peng	4,200,000(2)	5.7%
4677 Old Ironsides Dr, Suite 190 Santa Clara, CA 95054

(1)
All of our outstanding shares of common stock held by EdisonFuture, Inc., a Delaware corporation wholly owned by SPI Solar, Inc., a wholly owned subsidiary of SPI Energy Co., Ltd., which is a Cayman Islands company listed on Nasdaq. The principal address of SPI Solar, Inc. is at 4677 Old Ironsides Dr #190, Santa Clara, CA 95054.

(2)
Represents shares of common stock underlying options that are exercisable at $0.43 per share of common stock for a period ending February 2028.

DESCRIPTION OF SECURITIES
General
On August 3, 2021, the Company amended its Certificate of Incorporation and the Company’s authorized all classes of stock is amended to 500,000,000 shares, of which (i) 450,000,000 shares shall be common stock, par value $0.0001 per share, and (ii) 50,000,000 shares shall be preferred stock, par value $0.0001 per share. On August 3, 2021, the Company effectuated a 70,000 for 1 stock split on the Company’s issued and outstanding common stock. After that, the Company’s issued and outstanding common stock is 70,000,000 shares.
Common Stock
Each holder of common stock is entitled to one vote for each share of common stock held on all matters submitted to a vote of the stockholders, including the election of directors. Our articles of incorporation and bylaws do not provide for cumulative voting rights.
Subject to preferences that may be applicable to any then outstanding preferred stock, the holders of our outstanding shares of common stock are entitled to receive dividends, if any, as may be declared from time to time by our board of directors out of legally available funds. In the event of our liquidation, dissolution or winding up, holders of common stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of our debts and other liabilities, subject to the satisfaction of any liquidation preference granted to the holders of any outstanding shares of preferred stock.
Holders of our common stock have no preemptive, conversion or subscription rights, and there are no redemption or sinking fund provisions applicable to the common stock. The rights, preferences and privileges of the holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of our preferred stock that are outstanding or that we may designate and issue in the future.
Preferred Stock
Our board of directors is empowered, without stockholder approval, to issue shares of preferred stock with dividend, liquidation, redemption, voting or other rights which could adversely affect the voting power or other rights of the holders of common stock. In addition, the preferred stock could be utilized as a method of discouraging, delaying or preventing a change in control of us. Although we do not currently intend to issue any shares of preferred stock, we cannot assure you that we will not do so in the future.
Options
We currently have the following outstanding options to purchase shares of our common stock:
	Number of unexercised options-exercisable	Number of unexercised options-unexercisable
Xiaofeng Denton Peng	4,200,000
Joe Mitchell		700,000
Tarek Helou		550,000
Ron Iacobelli		500,000
Wenbing Chris Wang		500,000
Ira Feintuch		350,000
Edmund Shen		250,000
Directors and other employees		3,064,000
All of these options are exercisable at $0.43 per share.
Warrants
We currently do not have any outstanding warrants to purchase shares of our common stock or other securities.

Transfer Agent
The transfer agent for our common stock is Vstock Transfer, LLC. The transfer agent and registrar’s address is 18 Lafayette Place, Woodmere, NY 11598.
Listing
We intend to apply to have our common stock listed on the NASDAQ Capital Market under the symbol “PEV.”
Holders
As of August 10, 2021, there were 70,000,000 shares of common stock outstanding, which were held by one record stockholder.
Anti-takeover Effects of Our Articles of Incorporation and By-laws
We will be subject to the provisions of Section 203 of Delaware General Corporation Law, or the DGCL, regulating corporate takeovers upon completion of this offering. This statute prevents certain Delaware corporations, under certain circumstances, from engaging in a “business combination” with:
•
a stockholder who owns 10% or more of our outstanding voting stock (otherwise known as an “interested stockholder”);

•
an affiliate of an interested stockholder; or

•
an associate of an interested stockholder, for three years following the date that the stockholder became an interested stockholder.

A “business combination” includes a merger or sale of more than 10% of our assets. However, the above provisions of Section 203 do not apply if:
•
our board of directors approves the transaction that made the stockholder an “interested stockholder,” prior to the date of the transaction;

•
after the completion of the transaction that resulted in the stockholder becoming an interested stockholder, that stockholder owned at least 85% of our voting stock outstanding at the time the transaction commenced, other than statutorily excluded shares of common stock; or

•
on or subsequent to the date of the transaction, the business combination is approved by our board of directors and authorized at a meeting of our stockholders, and not by written consent, by an affirmative vote of at least two-thirds of the outstanding voting stock not owned by the interested stockholder.

Special meeting of stockholders
Our bylaws provide that special meetings of our stockholders may be called only by resolution of the board of directors, or by the Chairman or the President.

SHARES ELIGIBLE FOR FUTURE SALE
Prior to this offering, no public market for our common stock existed, and a liquid trading market for our common stock may not develop or be sustained after this offering. Future sales of substantial amounts of our common stock in the public market could adversely affect prevailing market prices of our common stock from time to time and could impair our future ability to raise equity capital in the future. Furthermore, because only a limited number of shares of our common stock will be available for sale shortly after this offering due to certain contractual and legal restrictions on resale described below, sales of substantial amounts of our common stock in the public market after such restrictions lapse, or the anticipation of such sales, could adversely affect the prevailing market price of our common stock and our ability to raise equity capital in the future.
Based upon the number of shares outstanding as of            , 2020, upon the closing of this offering, we will have outstanding an aggregate of             shares of common stock, assuming no exercise of the underwriters’ over-allotment option and no exercise of outstanding options and warrants, after giving effect to the conversion of all outstanding shares of our preferred stock into             shares of common stock immediately prior to the closing of this offering. All of the shares sold in this offering by us will be freely tradable without restrictions or further registration under the Securities Act, unless held by our affiliates, as that term is defined under Rule 144 under the Securities Act, or subject to lock-up agreements. The remaining shares of common stock outstanding upon the closing of this offering are restricted securities as defined in Rule 144. Restricted securities may be sold in the U.S. public market only if registered or if they qualify for an exemption from registration, including by reason of Rule 144 or Rule 701 under the Securities Act, which rules are summarized below. These remaining shares will generally become available for sale in the public market as follows:
•
no shares will be eligible for sale in the public market on the date of this prospectus; and

•
approximately            shares will be eligible for sale in the public market upon expiration of lock-up agreements 181 days after the date of this prospectus, subject in certain circumstances to the volume, manner of sale and other limitations of Rule 144 and Rule 701.

As of            , 2020, of the             shares of common stock issuable upon exercise of outstanding options and warrants, approximately            shares will be vested and eligible for sale 181 days after the date of this prospectus.
We may issue shares of common stock from time to time as consideration for future acquisitions, investments or other corporate purposes. In the event that any such acquisition, investment or other transaction is significant, the number of shares of common stock that we may issue may in turn be significant. We may also grant registration rights covering those shares of common stock issued in connection with any such acquisition and investment.
In addition, the shares of common stock reserved for future issuance under our 2021 Plan will become eligible for sale in the public market to the extent permitted by the provisions of various vesting schedules, the lock-up agreements, a registration statement under the Securities Act or an exemption from registration, including Rule 144 and Rule 701.
Rule 144
In general, persons who have beneficially owned restricted shares of our common stock for at least six months, and any affiliate of the company who owns either restricted or unrestricted shares of our common stock, are entitled to sell their securities without registration with the SEC under an exemption from registration provided by Rule 144 under the Securities Act.
In general, a person who has beneficially owned restricted shares of our common stock for at least six months would be entitled to sell their securities provided that (1) such person is not deemed to have been one of our affiliates at the time of, or at any time during the 90 days preceding, a sale, (2) we have been subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale and (3) we are current in our Exchange Act reporting at the time of sale.

Persons who have beneficially owned restricted shares of our common stock for at least six months, but who are our affiliates at the time of, or any time during the 90 days preceding, a sale, would be subject to additional restrictions, by which such person would be entitled to sell within any three-month period only a number of securities that does not exceed the greater of either of the following:
•
1% of the number of shares of our common stock then outstanding, which will equal approximately             shares immediately after the closing of this offering based on the number of common shares outstanding as of            , 2020.

•
the average weekly trading volume of our common stock on            during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Such sales by affiliates must also comply with the manner of sale, current public information and notice provisions of Rule 144.
Rule 701
In general, under Rule 701, a person who purchased shares of our common stock pursuant to a written compensatory plan or contract and who is not deemed to have been one of our affiliates during the immediately preceding 90 days may sell these shares in reliance upon Rule 144, but without being required to comply with the notice, manner of sale, public information requirements or volume limitation provisions of Rule 144. Rule 701 also permits affiliates to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. All holders of Rule 701 shares, however, are required to wait until 90 days after the date of this prospectus before selling such shares pursuant to Rule 701. As of            , 2020,             shares of our outstanding common stock had been issued in reliance on Rule 701 as a result of exercises of stock options and issuance of restricted stock. However, substantially all Rule 701 shares are subject to lock-up agreements as described below and will become eligible for sale upon the expiration of the restrictions set forth in those agreements.]
Form S-8 Registration Statements
Following this offering, we intend to file with the SEC a registration statement on Form S-8 under the Securities Act to register the offer and sale of shares of our common stock that are issuable pursuant to our equity incentive plan. Shares covered by this registration statement will then be eligible for sale in the public markets, subject to vesting restrictions, any applicable lock-up agreements described below and Rule 144 limitations applicable to affiliates.]
Lock-Up Arrangements
We, all of our directors and executive officers and holders of one percent (1%) or more of our outstanding shares of common stock as of the effective date of the registration statement related to this offering (and all holders of securities exercisable for or convertible into shares of common stock), have agreed with the underwriters that, for a period of 180 days following the date of this prospectus, subject to certain exceptions, we and they will not, directly or indirectly, offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale, or otherwise dispose of or hedge any of our shares of common stock, any options, or any securities convertible into, or exchangeable for or that represent the right to receive shares of our common stock. These agreements are described in the section of this prospectus titled “Underwriting.”
Registration Rights
[Insert disclosure regarding any registration rights of holders of company securities]

UNDERWRITING
We are offering our shares of common stock described in this prospectus through the underwriters named below. Maxim Group (or Maxim) is acting as representative of the underwriters. We have entered into an underwriting agreement with the underwriters. Subject to the terms and conditions of the underwriting agreement, each of the underwriters has severally agreed to purchase, and we have agreed to sell to the underwriters, the number of shares of common stock listed next to its name in the following table.
Underwriters	Number of Shares
Maxim Group LLC

Total
The underwriting agreement provides that the underwriters must buy all of the shares of common stock if they buy any of them. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ option to purchase additional shares as described below.
Our shares of common stock are offered subject to a number of conditions, including:
•
receipt and acceptance of our shares of common stock by the underwriters; and

•
the underwriters’ right to reject orders in whole or in part.

We have been advised by Maxim that the underwriters intend to make a market in our shares of common stock but that they are not obligated to do so and may discontinue making a market at any time without notice.
In connection with this offering, certain of the underwriters or securities dealers may distribute prospectuses electronically.
Option to Purchase Additional Shares
We have granted the underwriters an option to buy up to an aggregate of        additional shares of common stock. The underwriters have 45 days from the date of this prospectus to exercise this option. If the underwriters exercise this option, they will each purchase additional shares of common stock approximately in proportion to the amounts specified in the table above.
Underwriting Discount
Shares sold by the underwriters to the public will initially be offered at the initial offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $       per share from the initial public offering price. The underwriters may offer the shares through one or more of their affiliates or selling agents. If all the shares are not sold at the initial public offering price, Maxim may change the offering price and the other selling terms. Upon execution of the underwriting agreement, the underwriters will be obligated to purchase the shares at the prices and upon the terms stated therein.
The following table shows the per share and total underwriting discount we will pay to the underwriters assuming both no exercise and full exercise of the underwriters’ option to purchase up to        additional shares.
	No Exercise	Full Exercise
Per share	$	$
Total	$	$

	No Exercise	Full Exercise
Per share	$	$
Total	$	$
We have agreed to pay Maxim’s out-of-pocket accountable expenses, including Maxim’s legal fees, up to a maximum amount of $100,000, irrespective of whether the offering is consummated.
We estimate that the total expenses of the offering payable by us, not including the underwriting discount, will be approximately $[      ] million. We have also agreed to reimburse the underwriters for certain expenses incurred by them.
Representative’s Warrants
We have also agreed to issue to Maxim (or its permitted assignees) the warrants to purchase a number of our shares of common stock equal to an aggregate of 7% of the total number of shares of common stock sold in this offering (or Representative’s Warrants). The Representative’s Warrants will have an exercise price equal to 110% of the offering price of the shares of common stock sold in this offering and may be exercised on a cashless basis. The Representative’s Warrants are exercisable commencing six (6) months after the effective date of the registration statement related to this offering, and will expire five years after such date. The Representative’s Warrants are not redeemable by us. We have agreed to a one time demand registration of the shares of common stock underlying the Representative’s Warrants for a period of five years from the closing date of this offering. The Representative’s Warrants also provide for unlimited “piggyback” registration rights at our expense with respect to the underlying shares of common stock during the five year period commencing from the closing date of this offering. The Representative’s Warrants and the shares of common stock underlying the Representative’s Warrants, have been deemed compensation by FINRA and are therefore subject to a 180-day lock-up pursuant to Rule 5110(g)(1) of FINRA. The underwriters (or permitted assignees under the Rule) may not sell, transfer, assign, pledge or hypothecate the Representative’s Warrants or the securities underlying the Representative’s Warrants, nor will they engage in any hedging, short sale, derivative, put or call transaction that would result in the effective economic disposition of the Representative’s Warrants or the underlying securities for a period of six (6) months from the effective date of this offering, except to any FINRA member participating in the offering and their bona fide officers or partners. The Representative’s Warrants will provide for adjustment in the number and price of such Representative’s Warrants (and the shares of common stock underlying such Representative’s Warrants) to prevent dilution in the event of a forward or reverse stock split, stock dividend or similar recapitalization.
Right of First Refusal
We have agreed to grant Maxim, for the twelve (12) month period following the effective date of the registration statement related to this offering, a right of first refusal to act as lead managing underwriter and book runner for any and all future public or private equity, equity-linked offerings during such twelve (12) month period by us, or any successor to or any subsidiary of our company subject to such procedures as agreed upon in the underwriting agreement.
Lock-Up Agreements
We and our directors, officers and holders of one percent (1%) or more of our outstanding shares of common stock as of the effective date of the registration statement related to this offering (and all holders of securities exercisable for or convertible into shares of common stock) shall enter into customary “lock-up” agreements in favor of Maxim pursuant to which such persons and entities shall agree, for a period of 180 days after the effective date of the registration statement related to this offering, that they shall neither offer, issue, sell, contract to sell, encumber, grant any option for the sale of or otherwise dispose of any of our securities without Maxim’s prior written consent, including the issuance of shares of common stock upon the exercise of currently outstanding convertible securities.
Indemnification
We have agreed to indemnify the several underwriters against certain liabilities, including certain liabilities under the Securities Act. If we are unable to provide this indemnification, we have agreed to contribute to payments the underwriters may be required to make in respect of those liabilities.

Other Relationships
Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us or our affiliates. They have received, or may in the future receive, customary fees and commissions for these transactions.
No Public Market
Prior to this offering, there has not been a public market for our securities in the U.S. and the public offering price for our securities will be determined through negotiations between us and the underwriters. Among the factors to be considered in these negotiations will be prevailing market conditions, our financial information, market valuations of other companies that we and the underwriters believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant.
We offer no assurances that the initial public offering price will correspond to the price at which our securities will trade in the public market subsequent to this offering or that an active trading market for our securities will develop and continue after this offering.
Stock Exchange
We have applied to have our shares of common stock approved for listing on the NASDAQ Capital Market under the symbol “PEV.”
Price Stabilization, Short Positions
In connection with this offering, the underwriters may engage in activities that stabilize, maintain or otherwise affect the price of our shares of common stock during and after this offering, including:
•
stabilizing transactions;

•
short sales;

•
purchases to cover positions created by short sales;

•
imposition of penalty bids; and

•
syndicate covering transactions.

Stabilizing transactions consist of bids or purchases made for the purpose of preventing or retarding a decline in the market price of our shares of common stock while this offering is in progress. Stabilization transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum. These transactions may also include making short sales of our shares of common stock, which involve the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in this offering and purchasing shares of common stock on the open market to cover short positions created by short sales. Short sales may be “covered short sales,” which are short positions in an amount not greater than the underwriters’ option to purchase additional shares referred to above, or may be “naked short sales,” which are short positions in excess of that amount.
The underwriters may close out any covered short position by either exercising their option, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option.
Naked short sales are short sales made in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares of common stock in the open market that could adversely affect investors who purchased in this offering.

The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because Maxim has repurchased shares sold by or for the account of that underwriter in stabilizing or short covering transactions.
These stabilizing transactions, short sales, purchases to cover positions created by short sales, the imposition of penalty bids and syndicate covering transactions may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result of these activities, the price of our common stock may be higher than the price that otherwise might exist in the open market. The underwriters may carry out these transactions on the NYSE American, in the over-the-counter market or otherwise. Neither we nor the underwriters make any representation or prediction as to the effect that the transactions described above may have on the price of the shares. Neither we, nor any of the underwriters make any representation that the underwriters will engage in these stabilization transactions or that any transaction, once commenced, will not be discontinued without notice.
Determination of Offering Price
Prior to this offering, there was no public market for our shares of common stock. The initial public offering price will be determined by negotiation among us and Maxim. The principal factors to be considered in determining the initial public offering price include:
•
the information set forth in this prospectus and otherwise available to Maxim;

•
our history and prospects and the history and prospects for the industry in which we compete;

•
our past and present financial performance;

•
our prospects for future earnings and the present state of our development;

•
the general condition of the securities market at the time of this offering;

•
the recent market prices of, and demand for, publicly traded shares of generally comparable companies; and

•
other factors deemed relevant by the underwriters and us.

The estimated public offering price range set forth on the cover page of this preliminary prospectus is subject to change as a result of market conditions and other factors. Neither we nor the underwriters can assure investors that an active trading market will develop for our shares of common stock or that the shares of common stock will trade in the public market at or above the initial public offering price.
Affiliations
The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. The underwriters and their affiliates may from time to time in the future engage with us and perform services for us or in the ordinary course of their business for which they will receive customary fees and expenses. In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve securities and/or instruments of us. The underwriters and their respective affiliates may also make investment recommendations and/or publish or express independent research views in respect of these securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in these securities and instruments.
Electronic Distribution
A prospectus in electronic format may be made available on the Internet sites or through other online services maintained by one or more of the underwriters participating in this offering, or by their affiliates.

In those cases, prospective investors may view offering terms online and, depending upon the particular underwriter, prospective investors may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of shares for sale to online brokerage account holders. Any such allocation for online distributions will be made by the underwriters on the same basis as other allocations. Other than the prospectus in electronic format, the information on any underwriter’s website and any information contained in any other website maintained by an underwriter is not part of the prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or any underwriter in its capacity as underwriter and should not be relied upon by investors.

LEGAL MATTERS
The validity of the shares of our common stock offered hereby has been passed upon for us by Loeb & Loeb LLP, New York, NY. Pryor Cashman LLP, New York, New York, is acting as counsel to the underwriters.
EXPERTS
Our consolidated financial statements as of December 31, 2020 (Successor) and December 31, 2019 (Predecessor) and for the period from November 13, 2020 through December 31, 2020 (Successor), the period from January 1, 2020 through November 12, 2020 (Predecessor) and the year ended December 31, 2019 (Predecessor) have been included herein and in the registration statement in reliance upon the report of Marcum Bernstein & Pinchuk LLP, an independent registered public accounting firm, appearing elsewhere herein, and upon the authority of that firm as experts in accounting and auditing.
WHERE YOU CAN FIND MORE INFORMATION
We have filed with the SEC a registration statement on Form S-1, which includes amendments and exhibits, under the Securities Act and the rules and regulations under the Securities Act for the registration of common stock being offered by this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all the information that is in the registration statement and its exhibits and schedules. Certain portions of the registration statement have been omitted as allowed by the rules and regulations of the SEC. Statements in this prospectus that summarize documents are not necessarily complete, and in each case you should refer to the copy of the document filed as an exhibit to the registration statement.
You may read and copy all or any portion of the registration statement at the SEC’s website at http://www.sec.gov. We also maintain a website at www.Phoenix.com. The information contained on, or that can be accessed through, our website is not part of, and is not incorporated into, this prospectus. We have included our website in this prospectus solely as an inactive textual reference, and you should not consider the contents of our website in making an investment decision with respect to our common stock. The registration statement, including all exhibits and amendments to the registration statement, has been filed electronically with the SEC.
Upon completion of this offering, we will become subject to information and periodic reporting requirements of the Exchange Act and we will file annual, quarterly and current reports, proxy statements, and other information with the SEC.

Phoenix Motor Inc.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Stockholders and Board of Directors of
Phoenix Motor Inc.
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of Phoenix Motor Inc. (the “Company”) as of December 31, 2020 (Successor) and December 31, 2019 (Predecessor), the related consolidated statements of operations, stockholders’ equity (deficit) and cash flows for the period from November 13, 2020 through December 31, 2020 (Successor), the period from January 1, 2020 through November 12, 2020 (Predecessor) and the year ended December 31, 2019 (Predecessor), and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 (Successor) and December 31, 2019 (Predecessor), and the results of its operations and its cash flows for the period from November 13, 2020 through December 31, 2020 (Successor), the period from January 1, 2020 to November 12, 2020 (Predecessor) and the year ended December 31, 2019 (Predecessor), in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
/s/ Marcum Bernstein & Pinchuk llp
Marcum Bernstein & Pinchuk llp
We have served as the Company’s auditor since 2021.
Beijing, China
August 24, 2021

PHOENIX MOTOR INC.
CONSOLIDATED BALANCE SHEETS
(In thousands, except for share and per share data)
	Successor	Predecessor
	December 31, 2020	December 31, 2019
ASSETS
Current assets:
Cash and cash equivalents	$15,699	$29
Accounts receivable, net	1,157	1,695
Inventories, net	1,545	3,176
Prepaid expenses and other current assets	848	652
Total current assets	19,249	5,552
Property and equipment, net	2,766	3,318
Intangible assets, net	2,941	85
Goodwill	4,271	—
Total assets	$29,227	$8,955
LIABILITIES AND EQUITY
Current liabilities:
Accounts payable	$1,356	$1,147
Accrued liabilities	450	281
Advance from customers	1,896	1,744
Amount due to related party, current	—	614
Warranty reserve	530	607
Long-term borrowing, current portion	22	15
Total current liabilities	4,254	4,408
Long-term borrowings	183	12
Amount due to related party, non-current	—	16,172
Total liabilities	4,437	20,592
Commitments and contingencies (Note 13)
Equity:
Common stocks, par $0.0001, 450,000,000 shares authorized, 70,000,000 shares issued and outstanding as of December 31, 2020*	7	—
Subscription receivable	(7)	—
Additional paid-in capital	26,033	49,558
Accumulated deficit	(1,243)	(61,195)
Total equity (deficit)	24,790	(11,637)
Total liabilities and equity (deficit)	$29,227	$8,955

*
The shares are presented on a retrospective basis to reflect the Company’s recapitalization and stock split (Note 11)

The accompanying notes are an integral part of these consolidated financial statements.

PHOENIX MOTOR INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except for share and per share data)
	Successor	Predecessor
	Period from November 13, 2020 to December 31, 2020	Period from January 1, 2020 to November 12, 2020	For the Year Ended December 31, 2019
Net sales	$377	$4,132	$3,990
Cost of revenue	479	4,451	4,288
Gross loss	(102)	(319)	(298)
Operating expenses:
Selling, general and administrative	1,147	3,686	5,381
Total operating expenses	1,147	3,686	5,381
Operating loss	(1,249)	(4,005)	(5,679)
Other income (expense):
Interest expense, net	(4)	(4)	(300)
Others	12	587	8
Total other income (expense), net	8	583	(292)
Loss before income taxes	(1,241)	(3,422)	(5,971)
Income tax provision	(2)	—	(2)
Net loss	$(1,243)	$(3,422)	$(5,973)
Net loss per share of common stock:
Basic and Diluted	$(0.02)
Weighted average shares outstanding*	70,000,000

*
The shares are presented on a retrospective basis to reflect the Company’s recapitalization and stock split (Note 11)

The accompanying notes are an integral part of these consolidated financial statements.

PHOENIX MOTOR INC.
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY
(In thousands, except for share and per share data)
	Shares*	Common Stocks	Subscription Receivable	Additional Paid -In Capital	Accumulated Deficit	Total Equity (deficit)
Predecessor:
Balance as of January 1, 2019	—	$—	$—	$43,741	$(55,222)	$(11,481)
Net loss	—	—	—	—	(5,973)	(5,973)
Liabilities waived by a stockholder	—	—	—	999	—	999
Membership contribution	—	—	—	4,818	—	4,818
Balance as of December 31, 2019	—	$—	$—	$49,558	$(61,195)	$(11,637)
Net loss	—	—	—	—	(3,422)	(3,422)
Liabilities waived by a stockholder	—	—	—	16,847	—	16,847
Balance as of November 12, 2020	—	$—	$—	$66,405	$(64,617)	$1,788
Successor:
Cancellation of Predecessor equity	—	—	—	(66,405)	64,617	(1,788)
Business combination consideration paid by a stockholder	—	—	—	9,033	—	9,033
Recapitalization	70,000,000	7	(7)	—	—	—
Balance as of November 13, 2020	70,000,000	$7	$(7)	$9,033	$—	$9,033
Capital contributions	—	—	—	17,000	—	17,000
Net loss	—	—	—	—	(1,243)	(1,243)
Balance as of December 31, 2020	70,000,000	$7	$(7)	$26,033	$(1,243)	$24,790

*
The shares are presented on a retrospective basis to reflect the Company’s recapitalization and stock split (Note 11)

The accompanying notes are an integral part of these consolidated financial statements.

PHOENIX MOTOR INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)
	Successor	Predecessor
	Period from November 13, 2020 to December 31, 2020	Period from January 1, 2020 to November 12, 2020	Year Ended December 31, 2019
Cash flows from operating activities:
Net loss	$(1,243)	$(3,422)	$(5,973)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	353	852	582
Reclassification of CIP project to research and development expenses	—	—	218
Expenses paid by the stockholder	—	61	701
Non-cash interest expense	—	—	297
Forgiveness of PPP loan	—	(551)	—
Provision for accounts receivable	—	—	15
Loss on disposition of property and equipment	—	—	(4)
Changes in operating assets and liabilities
Accounts receivable	(65)	603	(1,335)
Inventories	(61)	1,793	(1,569)
Prepaid expenses and other assets	(303)	108	938
Accounts payable	(93)	302	954
Accrued liabilities	(25)	194	(22)
Warranty reserve	(59)	(19)	229
Customer deposit	62	90	1,635
Net cash provided by (used in) operating activities	(1,434)	11	(3,334)
Cash flows from investing activities:
Purchases of property and equipment	(80)	(556)	(2,865)
Proceeds from disposal of property and equipment	—	—	26
Net cash used in investing activities	(80)	(556)	(2,839)
Cash flows from financing activities:
Proceeds from borrowings	—	752
Repayment of borrowings	(15)	(8)	(14)
Proceeds from borrowings – related party	—	—	1,697
Repayment of borrowings – related party	—	—	(486)
Proceeds of capital contribution	17,000	—	4,818
Net cash generated from financing activities	16,985	744	6,015
Increase (decrease) in cash and cash equivalents	15,471	199	(158)
Cash and cash equivalents at beginning of year	228	29	187
Cash and cash equivalents at end of year	$15,699	$228	$29
Supplemental cash flow information:
Interest paid	$—	$2	$2
Income tax paid	$—	$2	$2
Non-cash activities:
Loan forgiveness from by the stockholder		$16,786	$298
The accompanying notes are an integral part of these consolidated financial statements.

PHOENIX MOTOR INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in US$ thousands)
1.
Description of Business and Organization

Phoenix Motor Inc. (“Phoenix Motor” and “the Company”) and its subsidiaries (collectively the “Group”) is a leading techno-motive company that designs, assembles, and integrates electric drive systems for medium duty electric vehicles (“EVs”).
Phoenix Cars, LLC (“PCL”), a subsidiary of Phoenix Motor, designs and manufactures advanced zero-emission electric drivetrain systems for integration in medium to heavy-duty commercial fleet vehicles in United States. Phoenix Motorcars Leasing, LLC (“PML”), a subsidiary of Phoenix Motor, serves as a sales and leasing dealership for PCL in United States.
Phoenix Motor was incorporated in the state of Delaware in October 2020. EdisonFuture, Inc., a subsidiary of SPI Energy Co., Ltd (“SPI”), is the parent company of Phoenix Motor. On November 12, 2020, EdisonFuture, Inc. acquired 100% of the membership interest of PCL and PML. Simultaneously, EdisonFuture, Inc. effected the transfer of 100% membership interests of PCL and PML to Phoenix Motor. The acquisition has been accounted for under ASC 805 Business Combinations (see Note 3).
As a result of the Business Combination, the Company is the accounting acquirer and PCL and PML are the accounting acquirees and accounting predecessor. The Company’s financial statements for the year ended December 31, 2019 and for the period from January 1, 2020 to November 12, 2020 presented in this filing reflect the combined historical operations of PCL and PML (labeled “Predecessor”). The Company’s financial statements for the period from November 13, 2020 to December 31, 2020 reflect the operation of the Company after acquisition (labeled “Successor”).
As a result of the application of the acquisition method of accounting as of the effective time of the Business Combination, the accompanying Consolidated Financial Statements include a black line division which indicates that the Predecessor and Successor reporting entities shown are presented on a different basis and are, therefore, not comparable.
2.
Summary of Significant Accounting Policies

(a)
Basis of Presentation

The accompany consolidated financial statements of the Group are prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”).
The accompany consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The realization of assets and the satisfaction of liabilities in the normal course of business are dependent on, among other things, the financial support from shareholder, the capital raises through issuance of common stock, and the Group’s ability to operate profitably, to generate cash flows from operations.
(b)
Principles of Consolidation

The consolidated financial statements include the financial statements of the Group and its subsidiaries. All material intercompany transactions and balances have been eliminated upon consolidation.
(c)
Use of Estimates

The preparation of the financial statements in conformity with U.S. GAAP requires the Group to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant accounting estimates reflected in the Group’s consolidated financial statements include the allowance made for doubtful accounts receivable, inventory write-downs, the estimated useful lives of long-lived assets, the impairment of goodwill and long-lived assets, accrued warranty expenses, the purchase price allocation in acquisition and fair value of financial instruments. Changes in facts and circumstances may result in revised estimates. The current economic environment has increased the degree of uncertainty inherent in those estimates and assumptions.
(e)
Fair Value of Financial Instruments

The Group measures at fair value certain of its financial and non-financial assets and liabilities by using a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, essentially an exit price, based on the highest and best use of the asset or liability. The levels of the fair value hierarchy are:
•
Level 1 — Quoted market prices in active markets for identical assets or liabilities.

•
Level 2 — Significant other observable inputs (e.g., quoted prices for similar items in active markets, quoted prices for identical or similar items in markets that are not active, inputs other than quoted prices that are observable, such as interest rate and yield curves, and market-corroborated inputs).

•
Level 3 — Unobservable inputs in which there is little or no market data, which require the reporting unit to develop its own assumptions.

The Group uses quoted market prices to determine the fair value when available. If quoted market prices are not available, the Group measures fair value using valuation techniques that use, when possible, current market-based or independently-sourced market parameters, such as interest rates.
(f)   Business Combination
Business combinations are recorded using the acquisition method of accounting and, accordingly, the acquired assets and liabilities are recorded at their fair market value at the date of acquisition. Any excess of acquisition cost over the fair value of the acquired assets and liabilities, including identifiable intangible assets, is recorded as goodwill. The Group charges acquisition related costs that are not part of the purchase price consideration to general and administrative expenses as they are incurred. Those costs typically include transaction and integration costs, such as legal, accounting, and other professional fees.
The Group adopted Accounting Standard Update (“ASU”) 2017-01 “Business Combination (Topic 805): Clarifying the Definition of a Business” on January 1, 2019. Upon the adoption of ASU 2017-01, a new screen test is introduced to evaluate whether a transaction should be accounted for as an acquisition and/or disposal of a business versus assets. In order for a purchase to be considered an acquisition of a business, and receive business combination accounting treatment, the set of transferred assets and activities must include, at a minimum, an input and a substantive process that together significantly contribute to the ability to create outputs. If substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or a group of similar identifiable assets, then the set of transferred assets and activities is not a business. The adoption of this standard requires future purchases to be evaluated under the new framework.
(h)
Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, cash accounts, interest bearing savings accounts and all highly liquid investments with original maturities of three months or less, and which are unrestricted as to withdrawal and use. There were no cash equivalents as of December 31, 2020 (Successor) and December 31, 2019 (Predecessor).
(j)
Accounts Receivable, net

The Group grants open credit terms to credit-worthy customers. Accounts receivable are primarily related to sales of EV and EV components. The Group maintains allowances for doubtful accounts. The Group regularly monitors and assesses the risk of not collecting amounts owed by customers. This evaluation is based upon a variety of factors, including an analysis of amounts current and past due along with relevant history and facts particular to the customer. The Group does not have any off-balance-sheet credit exposure related to its customers.

(k)
Inventories, net

Inventories are stated at the lower of cost or net realizable value (market value). The cost of inventories is determined on the basis of first in first out method. The cost of finished goods comprises direct materials, direct labor and an appropriate proportion of overhead. Net realizable value is based on estimated selling prices less selling expenses and any further costs expected to be incurred for completion. Adjustments to reduce the cost of inventory to net realizable value are made, if required, for estimated excess, obsolescence, or impaired balances.
(l)
Property and Equipment

The Group accounts for its property and equipment at cost, less accumulated depreciation. Cost includes the prices paid to acquire or construct the assets and any expenditure that substantially extends the useful life of an existing asset. The Group expenses repair and maintenance costs when they are incurred. Depreciation is recorded on the straight-line method based on the estimated useful lives of the assets as follows:
Furniture, fixtures and equipment	3 to 7 years
Automobile	3 to 5 years
Leased automobile	3 years
Leasehold improvements	The shorter of the estimated life or the lease term

(m)
Intangible Assets other than Goodwill

Intangible assets consist of technology, tradename and others. Amortization is recorded on the straight-line method based on the estimated useful lives of the assets.
(o)
Impairment of Long-lived Assets

The Group’s long-lived assets include property and equipment and other intangible assets with finite lives. The Group evaluates long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If circumstances require a long-lived asset or asset group be tested for possible impairment, the Group first compare undiscounted cash flows expected to be generated by that asset or asset group to its carrying amount. If the carrying amount of the long-lived asset or asset group is not recoverable on an undiscounted cash flow basis, an impairment is recognized to the extent that the carrying amount exceeds its fair value. Fair value is determined through various valuation techniques including discounted cash flow models, quoted market values and third-party independent appraisals, as considered necessary. Any impairment write-downs would be treated as permanent reductions in the carrying amounts of the assets and a charge to operations would be recognized.
(q)
Goodwill

Goodwill represents the excess of the purchase consideration over the fair value of the identifiable tangible and intangible assets acquired and liabilities assumed of the acquired entity as a result of the Group’s acquisitions of interests in its subsidiaries. Goodwill is not amortized but is tested for impairment on an annual basis, or more frequently if events or changes in circumstances indicate that it might be impaired. The Group has an option to first assess qualitative factors to determine whether it is necessary to perform the two-step quantitative goodwill impairment test. In the qualitative assessment, the Group considers primary factors such as industry and market considerations, overall financial performance of the reporting unit, and other specific information related to the operations. Based on the qualitative assessment, if it is more likely than not that the fair value of each reporting unit is less than the carrying amount, the quantitative impairment test is performed.
In performing the two-step quantitative impairment test, the first step compares the fair values of each reporting unit to its carrying amount, including goodwill. If the fair value of each reporting unit exceeds its carrying amount, goodwill is not considered to be impaired and the second step will not be required. If the carrying amount of a reporting unit exceeds its fair value, the second step compares the implied fair value of goodwill to the carrying value of a reporting unit’s goodwill. The implied fair value of goodwill is determined in a manner similar to accounting for a business combination with the allocation of the assessed fair value determined in the first step to the assets and liabilities of the reporting unit. The excess of the fair value of the reporting unit over the amounts assigned to the assets and liabilities is the implied fair value of goodwill. This allocation process is only performed for the purposes of evaluating goodwill impairment and does not result in an entry to adjust the value of any assets or liabilities. Application of a goodwill impairment test requires significant management judgment, including the identification of reporting units, assigning assets, liabilities and goodwill to reporting units, and determining the fair value of each reporting unit.
(n)
Income Taxes

The Group accounts for income taxes under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is recognized if it is more likely than not that some portion, or all, of a deferred tax asset will not be realized.
The Group recognizes in the consolidated financial statements the impact of a tax position, if that position is more likely than not of being sustained upon examination, based on the technical merits of the position. In evaluating whether a tax position has met the more-likely-than-not recognition threshold, management presumes that the position will be examined by the appropriate taxing authority that has full knowledge of all relevant information. In addition, a tax position that meets the more-likely-than-not recognition threshold is measured to determine the amount of benefit to be recognized in the financial statements. The tax position is measured at the largest amount of benefit that is greater than 50 percent likely of being realized upon settlement. The Group’s tax liability associated with unrecognized tax benefits is adjusted periodically due to changing circumstances, such as the progress of the tax audits, case law developments and new or emerging legislation. Such adjustments are recognized entirely in the period in which they are identified. The Group records interest and penalties related to an uncertain tax position, if and when required, as part of income tax expense in the consolidated statements of operations. No reserve for uncertainty tax position was recorded by the Group during any period presented.
(o)
Revenue Recognition

On January 1, 2019, the Group adopted Accounting Standards Codification (“ASC”) No. 606, “Revenue from Contracts with Customers” (“ASC 606” or “Topic 606”) and applied the modified retrospective method to all contracts that were not completed as of January 1, 2019. The Group has determined that the impact of the transition to the new standard is immaterial to the Group’s revenue recognition model. Accordingly, the Group has not made any adjustments to opening retained earnings and revenues for the period from November 13, 2020 to December 31, 2020 (Successor), the period from January 1, 2020 to November 12, 2020 (Predecessor) and the year ended December 31, 2019 (Predecessor) were presented under ASC 606.
The Group’s accounting practices under ASC Topic 606 are as followings:
Sale of EVs
The Group generates revenue from sales of EVs and identifies the customers who purchase the vehicle as its customers. EV buyers in California are entitled to government grants when they purchase EV that qualifies certain government grant project. The Group applies for and collect such government grants on behalf of the customers. Accordingly, customers only pay the amount after deducting government grants.
The Group recognizes revenue on sale of EVs at a point in time following the transfer of control of such products to the customer, which typically occurs upon the delivery to the customer. The Group determined that the government grants should be considered as part of the transaction price because it is granted to the EV buyer and the buyer remains liable for such amount in the event the grants were not received by the Group or returned due to the buyer breaks the government grant terms and conditions.

Lease of EVs
EV leasing revenue includes revenue recognized under lease accounting guidance for direct leasing programs. The Group accounts for these leasing transactions as operating leases under ASC 840 Leases, and revenues are recognized on a straight-line basis over the contractual term.
Other revenue
Other revenue consists of maintenance service, sales of component and charging stations, shipping and delivery fees and other.
Disaggregation of revenues
The Group disaggregates its revenue by three primary categories: sales of EVs, lease of EVs and others. The following is a summary of the Group’s disaggregated revenues:
	Successor	Predecessor
	Period from November 13, 2020 to December 31, 2020	Period from January 1, 2020 to November 12, 2020	Year ended December 31, 2019
Sales of EVs	$235	$2,690	$2,649
Lease of EVs	92	492	303
Others	50	950	1,038
	$377	$4,132	$3,990
A contract liability is the Group’s obligation to transfer goods or services to a customer for which the Group has received consideration (or an amount of consideration is due) from the customer. The Group records contract liabilities as advance from customers. As of December 31, 2020 (Successor) and December 31, 2019 (Predecessor), the balances of contract liabilities were $1,896 and $1,744, respectively.
(p)
Cost of Revenues

Cost of revenues for EV sales includes direct parts, material and labor costs, manufacturing overheads, and shipping and logistics costs. Cost of revenues for EV leasing primarily includes the depreciation of operating lease vehicles over the lease term and other leasing related charges including vehicle insurance. Cost of other revenue includes direct parts, material and labor costs, as well as shipping and delivery and other costs.
(q)
Segment Reporting

Operating segments are defined as components of a Group which separate financial information is available that is evaluated regularly by the operating decision maker in deciding how to allocate resources and assessing performance. The Group’s chief operating decision maker (“CODM”) is Chief Executive Officer, Mr. Joe Mitchell. Based on the financial information presented to and reviewed by the CODM, the Group has determined that it had a single operating and reporting segment for the period from November 13, 2020 to December 31, 2020 (Successor), the period from January 1, 2020 to November 12, 2020 (Predecessor) and the year ended December 31, 2019 (Predecessor).
(s)
Product Warranties

The Group provides warranties on all vehicles or components sold in addition to pass through warranties from third party component suppliers. The Group accrues a warranty reserve for the products sold by the Group, which includes the Group’s best estimate of the projected costs to repair or replace items under warranties. These estimates are based on actual claims incurred to date and an estimate of the nature, frequency and costs of future claims. These estimates are inherently uncertain given the Group’s relatively short history of sales, and changes to the Group’s historical or projected warranty experience may cause material changes to the warranty reserve in the future. The Group considers the warranty provided is not providing incremental service to customers rather an assurance to the quality of the vehicle, and therefore is not a separate performance obligation and should be accounted for in accordance with ASC 460,

Guarantees. Warranty expense is recorded as a component of cost of sales in the consolidated statements of operations. The balance of warranty reserves was $530 and $607 as of December 31, 2020 (Successor) and December 31, 2019 (Predecessor), respectively.
(t)
Government Grant

The Group receives grants from government agencies related to sales and leases of its EVs. The government grants related to the sale of EVs are accounted under ASC 606. For government grants associated with leased vehicles under operating leases, the grants are recorded in advance from customers when received and are recognized to reduce the cost of sales during useful life of leased vehicles.
(u)
Recently Accounting Pronouncements

Recently Adopted Accounting Standards
In August 2018, the FASB issued ASU No. 2018-13, Fair Value Measurement (Topic 820), Disclosure Framework-Changes to the Disclosure Requirements for Fair Value Measurement. ASU 2018-13 removes the amounts and reasons for transfers between Level 1 and Level 2 of the fair value hierarchy and the valuation processes for Level 3 fair value measurements; modifies certain disclosure requirements in Topic 820; and require additional disclosures such as the range and weighted average of significant unobservable inputs used to develop Level 3 measurements etc. ASU No. 2018-13 is effective for the Group beginning in the first quarter of fiscal year 2020. The Group adopted this ASU as of January 1, 2020 and it did not have a material impact on its consolidated financial statements.
In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments — Credit Losses (Topic 326), Measurement of Credit Losses on Financial Instruments, which amends the current accounting guidance and requires the measurement of all expected losses based on historical experience, current conditions and reasonable and supportable forecasts. For trade receivables, loans, and other financial instruments, the Group will be required to use a forward-looking expected loss model that reflects losses that are probable rather than the incurred loss model for recognizing credit losses. The standard became effective for interim and annual periods beginning after December 15, 2019. Application of the amendments is through a cumulative-effect adjustment to retained earnings as of the effective date. The Group adopted this ASU as of January 1, 2020 and it did not have a material impact on its consolidated financial statements.
Accounting Pronouncements Issued But Not Yet Adopted
In February 2016, the FASB issued ASU 2016-12, Leases (ASC Topic 842), which amends the leases requirements in ASC Topic 840, Leases. Under the new lease accounting standard, a lessee will be required to recognize a right-of-use asset and lease liability for most leases on the balance sheet. The new standard also modifies the classification criteria and accounting for sales-type and direct financing leases, and enhances the disclosure requirements. Leases will continue to be classified as either finance or operating leases. In June 2020, ASU 2020-05, amendment to ASC Topic 842 modified the effective dates of all other entities. For all other entities, ASC Topic 842 is effective for fiscal years beginning after December 15, 2021. The Company is an “emerging growth company” (“EGC”) as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). Under the JOBS Act, EGC can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies. The Group is evaluating the impact of this guidance on its consolidated financial statements and the impact is not expected to be material.
In December 2019, the FASB issued ASU No. 2019-12, Income taxes (Topic 740), Simplifying the Accounting for Income Taxes. This guidance amends ASC Topic 740 and addresses several aspects including 1) evaluation of step-up tax basis of goodwill when there is not a business combination, 2) policy election to not allocate consolidated taxes on a separate entity basis to entities not subject to income tax, 3) accounting for tax law changes or rates during interim periods, 4) ownership changes from equity method investment to subsidiary or vice versa, 5) elimination of exception to intraperiod allocation when there is gain in discontinued operations and a loss from continuing operations, 6) treatment of franchise taxes that are partially based on income. For public business entities, the amendments in this Update are effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020. For all other entities, the amendments in this Update are effective for fiscal years beginning after December 15, 2021 and interim periods beginning after December 15, 2022. The Group is evaluating the impact of this guidance on its consolidated financial statements and the impact is not expected to be material.
The Group does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the consolidated financial position, statements of operations and cash flows.
3.   Business Combination
On November 12, 2020, the Company completed the acquisition of 100% equity interest of PCL and PML for total consideration of $9,033 in the form of issued and unissued ordinary shares of SPI, valued at $7.87 per share, subject to certain adjustments. PCL and PML are an electric drivetrain manufacturer for medium-duty commercial vehicles and final stage manufacturer that integrates its drivetrains into these vehicles. This acquisition provided the Company a strong foothold in the U.S. EV sector.
The Group accounted the acquisition using the purchase method of accounting under ASC 805, Business Combinations. The Group made estimates and judgments in determining the fair value of acquired assets and liabilities, based on management’s experiences with similar assets and liabilities. As of November 12, 2020, the allocation of the purchase price is as follows:
Identifiable assets acquired and liabilities assumed
Cash and cash equivalent	$228
Account and other receivables, net	1,092
Inventories, net	1,565
Property, plant and equipment, net	2,864
Identifiable intangible assets, net	3,043
Prepaid expenses and other assets, current and non-current	537
Accounts payables	(1,449)
Accrued and other liabilities	(2,908)
Other long-term liabilities	(210)
Identifiable assets acquired and liabilities assumed (a)	4,762
Consideration (b)	9,033
Goodwill (b-a)	$4,271
The excess of the purchase price over the tangible assets and identifiable intangible assets acquired reduced by liabilities assumed was initially recorded as goodwill and the goodwill is deductible for tax purposes.
Pro Forma Results (Unaudited)
The following summary, prepared on a pro forma basis pursuant to ASC 805, presents the Company’s unaudited consolidated results of operations for the years ended December 31, 2019 and 2020 as if acquisition had been completed on January 1, 2019. The pro forma results are not necessarily indicative of the results of operations that actually would have been achieved had acquisition been consummated as of January 1, 2019.
	For the years ended December 31,
	2020 Unaudited	2019 Unaudited
Revenue	$4,509	$3,990
Net loss	(4,665)	(5,973)

4.
Accounts Receivable, Net

The accounts receivable, net as of December 31, 2020 and 2019 consisted of the following:
	Successor	Predecessor
	December 31, 2020	December 31, 2019
Accounts receivable	$1,187	$1,725
Less: Allowance for doubtful accounts	(30)	(30)
Accounts receivable, net	$1,157	$1,695

5.
Inventories, net

Inventories, net as of December 31, 2020 and 2019 consisted of the following:
	Successor	Predecessor
	December 31, 2020	December 31, 2019
Raw materials	$635	$2,116
Work in process	910	1,060
Total inventories	$1,545	$3,176
During the period from November 13, 2020 to December 31, 2020 (Successor), the period from January 1, 2020 to November 12, 2020 (Predecessor), and the year ended December 31, 2019 (Predecessor), no inventories were written down to reflect the lower of cost or net realizable value.
6.
Prepaid Expenses and Other Current Assets

Prepaid expenses and other current assets as of December 31, 2020 and 2019 consist of the following:
	Successor	Predecessor
	December 31, 2020	December 31, 2019
Prepaid expenses	$360	$—
Vendor deposits	223	438
Prepaid insurance	169	159
Others	96	55
Total prepaid and other current assets	$848	$652

7.
Intangible Assets

Intangible assets as of December 31, 2020 and 2019 consisted of the following:
	Useful Life (in months)	Gross	Accumulated Amortization	Net
Predecessor
As of December 31, 2019
Other	84	$168	$(83)	$85
		$168	$(83)	$85
Successor
As of December 31, 2020
Technology	60	$1,574	$(52)	$1,522
Tradename	60	1,400	(47)	1,353
Other	84	168	(102)	66
		$3,142	$(201)	$2,941

The tradename and developed technology were contributed by the acquisition of PCL and PML in the year of 2020. As the tradename and developed technology was the key driver of the revenue for PCL and PML, which will bring further economic benefit to the Group’s business. Therefore, the tradename and developed technology were separately identified as an intangible asset on the acquisition date. The balance is amortized over the useful life of 5 years.
No impairment loss was provided for intangible assets for the period from November 13, 2020 to December 31, 2020 (Successor), the period from January 1, 2020 to November 12, 2020 (Predecessor), and the year ended December 31, 2019 (Predecessor). Amortization expense for intangible assets was $94, $24 and $29 for the period from November 13, 2020 to December 31, 2020 (Successor), the period from January 1, 2020 to November 12, 2020 (Predecessor) and the year ended December 31, 2019 (Predecessor), respectively.
As of December 31, 2020, the estimated future amortization expense related to intangible assets is as follows:
USD
2021	$613
2022	613
2023	611
2024	609
2025	495
$2,941

8.
Property and Equipment, Net

Property and equipment, net as of December 31, 2020 and 2019 consisted of the following:
	Successor	Predecessor
	December 31, 2020	December 31, 2019
Furniture, fixtures and equipment	$1,364	$1,346
Automobile	2,163	2,603
Leased automobile	3,030	2,255
Leasehold improvements	394	391
Construction in progress	248	219
	7,199	6,814
Less: accumulated depreciation	(4,423)	(3,496)
	$2,776	$3,318
Depreciation of property and equipment was $259, $828 and $553 for the period from November 13, 2020 to December 31, 2020 (Successor), the period from January 1, 2020 to November 12, 2020 (Predecessor) and for the year ended December 31, 2020, respectively.
9.
Long-term Borrowings, current and non-current

	Successor	Predecessor
	December 31, 2020	December 31, 2019
Current portion of long-term borrowings	$22	$15
Long-term borrowings, excluding current portion	183	12
Total long-term borrowings	$205	$27

As of December 31, 2020, the maturities of the long-term borrowings are as follows:
USD
2021	$22
2022	15
2023	15
2024	15
2025	10
Thereafter	128
$205
Vehicle loans with Ford Motor Credit
One vehicle loan from Ford Motor Credit was established on September 21, 2018 with an original balance of $44 and interest rate of 7.34% and a 3-year term with maturity on October 5, 2021. Another vehicle loan from Ford Motor Credit was established on June 4, 2020 with an original balance of $50 with no interest and a 5-year term with maturity on June 19, 2025.
PPP Loan
On May 5, 2020, the Group was granted a loan from Zions Bancorporation, N.A. dba California Bank & Trust in the aggregate amount of $551, pursuant to the Paycheck Protection Program (the “PPP”) under Division A, Title I of the CARES Act, which was enacted on March 27, 2020 (the “PPP Loan”).
The PPP Loan proceeds are available to be used to pay for payroll costs, including salaries, commissions, and similar compensation, group health care benefits, and paid leaves; rent; utilities; and interest on certain other outstanding debt. The amount that will be forgiven will be calculated in part with reference to the Group’s full time headcount during the eight-week period following the funding of the PPP Loan. On October 21, 2020, the Group received approval from the lender for the formal forgiveness of the PPP Loan. As a result, a gain in the amount of $551 has been recognized in the consolidated statement of operations within other income for the period from January 1, 2020 to November 12, 2020 (Predecessor).
EIDL Loan
On May 26, 2020, the Group was granted a loan from the U.S. Small Business Association in the aggregate amount of $150, pursuant to the Economic Injury Disaster Loan under Section 7(b) of the Small Business Act, as amended (the “EIDL Loan”).
The EIDL Loan, which was in the form of a promissory note (the “EIDL Note”) dated May 26, 2020 issued by the Group, matures on May 26, 2050 and bears interest at a rate of 3.75% per annum, payable monthly commencing on May 26, 2021. The EIDL Note may be prepaid at any time prior to maturity with no prepayment penalties. Funds from the EIDL Loan may only be used for working capital purposes to alleviate economic injury caused by disaster occurring in the month of January 31, 2020 and continuing thereafter cause by the coronavirus pandemic. The Group has used the entire EIDL Loan amount for what management believes to be qualifying expenses.
10.
Related Party Transactions

Predecessor
The Predecessor’s parent company, Al Yousuf, LLC (“Al Yousuf”), provided an operating line of credit to the Predecessor to provide funds for the purchase of materials to build EVs. There is no established payment schedule, but repayments are made when cash is collected from sales. The interest rate is variable and resets on January 1 of each new year. The Predecessor borrowed $1,697 and accrued interest expenses of $297 during the year ended December 31, 2019. The balance of the loan payable was $2,775 and the accrued interest payable was $614 as of December 31, 2019. There was no change to loan payable balance and there was no additional interest accrued during the period from January 1, 2020 to November 12, 2020. This loan payable in amount of $2,775 and accrued interest payable in amount of $614 was cancelled and recorded in additional paid in capital by Al Yousuf on November 12, 2020.
The Predecessor also accrues a management fee payable to Al Yousuf as payment of management services provided to Predecessor. It is calculated as a percentage of the capital contributed to the Predecessor at a variable management fee rate, fixed for 12 months at a time, which resets on January 1 of each new year. The balance of the accrued management fee payable was $13,396 as of December 31, 2019. No management fee was charged in the year ended December 31, 2019 and for the period from January 1, 2020 to November 12, 2020. This management fee payable was cancelled and recorded in additional paid in capital by Al Yousuf on November 12, 2020.
11.
Equity

Predecessor
The capital structure of the Predecessor consists of one class of LLC interests. Al Yousuf, as the sole member, as well as the managing member, of both PCL and PML owns all of the common interests issued and outstanding of the Predecessor as of December 31, 2019. As such, Al Yousuf owns and controls 100% of the equity in the Predecessor as of December 31, 2019 until November 12, 2020 when the Predecessor was acquired.
During the period from January 1, 2020 to November 12, 2020 and the year ended December 31, 2019, Al Yousuf waived the receivables from the Predecessor of $16,847 and $999, respectively, which was recorded in addition paid-in capital in the consolidated balance sheets. During the year ended December 31, 2019, Al Yousuf made contribution of $4,818 to the Predecessor.
Successor
(a) Shares of common stock and recapitalization
In October 2020, the Company issued 1,000 shares of common stock par value of $0.001 each to EdisonFuture, Inc., which is a subsidiary of SPI.
On August 3, 2021, the Company amended its Certificate of Incorporation and the Company’s authorized all classes of stock is amended to 500,000,000 shares, of which (i) 450,000,000 shares shall be common stock, par value $0.0001 per share, and (ii) 50,000,000 shares shall be preferred stock, par value $0.0001 per share. On August 3, 2021, the Company effectuated a 70,000 for 1 stock split on the Company’s issued and outstanding common stock. After that, the Company’s issued and outstanding common stock is 70,000,000 shares. As a result of the amendment of authorized stock and the stock split, all share and per share amounts in the consolidated financial statements have been retrospectively adjusted.
The issued and outstanding shares of common stock were 70,000,000 shares of a par value of $0.0001, as of December 31, 2020 (Successor).
(b) Additional paid-in capital
The Company’s ultimate parent company, SPI, made a capital contribution of $17,000 in December 2020 to the Company.

12.
Income Taxes

The provision for income taxes consists of the following for the period from November 13, 2020 to December 2020 (Successor):
Successor
Current tax:
Federal tax	$—
State tax	2
Total current tax
Deferred tax:
Federal tax	$—
State tax	—
Total deferred tax
Total provision for income taxes	$2
The reconciliation between the actual income tax expense and income tax computed by applying the statutory U.S. Federal income tax rate for the period from November 13, 2020 to December 31, 2020 (Successor) is as follows:
Successor
Provision for income taxes at U.S. Federal statutory rate	21.00%
State taxes, net of federal benefit	6.87%
Permanent differences	(0.04)%
Change in valuation allowance	(27.96)%
(0.13)%
Deferred income taxes reflect the net tax effects of loss carry forwards and temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Group’s deferred tax assets and liabilities for federal and state income taxes at December 31, 2020 (Successor) are presented below:
Successor
Deferred tax assets:
Net operating loss carry forwards	$378
Property and equipment	(46)
Deferred revenue	10
Gross deferred tax assets	342
Valuation allowance	(342)
Total deferred tax assets	$—
As of December 31, 2020, the Group had a net operating loss carry forward for federal income tax purposes of approximately $1,352 which will never expire. The Group had a total state net operating loss carry forward of approximately $1,350 which will start to expire in the year 2040.
The Predecessor entity is exempt from filing federal income tax returns as a single member LLC. The Predecessor entity was treated as a partnership, or a flow-through entity, for U.S. federal and state tax purposes. The Successor entity is treated as a corporation for U.S. federal and state tax purposes. As such, income taxes are presented on a different basis and are, therefore, not comparable.
The Group recognizes deferred tax assets if it is more likely than not that those deferred tax assets will be realized. Management reviews deferred tax assets periodically for recoverability and makes estimates and judgments regarding the expected geographic sources of taxable income in assessing the need for a valuation allowance to reduce deferred tax assets to their estimated realizable value. Realization of the Group’s deferred tax assets is dependent upon future earnings, if any, the timing and amount of which are uncertain.
The Group had no unrecognized tax benefits as of December 31, 2020. The Group currently files income tax returns in the U.S., as well as California. The Group is currently not the subject of any income tax examinations. The Group’s tax returns generally remain open for tax years after 2020.
The Group has analyzed the impact of adopting ASC 606 on the Group’s financial statements and disclosures. There is no material impact on the financial statements of adopting ASC 606. Therefore, there is no material tax impact either.
The Coronavirus Aid, Relief and Economy Security (CARES) Act (“the CARES Act, H.R. 748”) was signed into law on 27 March 2020. The CARES Act temporarily eliminates the 80% taxable income limitation (as enacted under the Tax Cuts and Jobs Act of 2017) for NOL deductions for 2018-2020 tax years and reinstated NOL carrybacks for the 2018-2020 tax years. Moreover, the CARES Act also temporarily increases the business interest deduction limitations from 30% to 50% of adjusted taxable income for the 2019 and 2020 taxable year. Lastly, the Tax Act technical correction classifies qualified improvement property as 15-year recovery period, allowing the bonus depreciation deduction to be claimed for such property retroactively as if it was included in the Tax Act at the time of enactment. The Group does not anticipate a material impact on its financial statements as of December 31, 2020 due to the recent enactment.
13.
Commitments and Contingencies

Lease commitment — The Group leases offices and facilities under various operating leases. Rental expenses under operating leases included in the consolidated statement of operations were $65, $247 and $301 for the period from November 13, 2020 to December 31, 2020 (Successor), the period from January 1, 2020 to November 12, 2020 (Predecessor) and for the year ended December 31, 2019 (Predecessor), respectively.
Future minimum payments under non-cancelable operating leases are as follows as of December 31, 2020:
USD
2021	$173
Total	$173
Contingency — In the ordinary course of business, the Group may be subject to legal proceedings regarding contractual and employment relationships and a variety of other matters. The Group records contingent liabilities resulting from such claims, when a loss is assessed to be probable and the amount of the loss is reasonably estimable. In the opinion of management, there were no pending or threatened claims and litigation as of December 31, 2020 and through the issuance date of these consolidated financial statements.
14.
Concentration Risk

Concentration of Credit Risk
Assets that potentially subject the Group to significant concentrations of credit risk primarily consist of cash and cash equivalents, accounts receivable. As of December 31, 2020 (Successor), the cash and cash equivalents are deposit with federally insured banks, which are typically in excess of insured limits. As of December 31, 2020 (Successor) and December 31, 2019 (Predecessor), there’s one customer of which the accounts receivable accounts for 13.0% and 10.6% of total accounts receivable, respectively.

Concentration of Customers
For the period from January 1, 2020 to November 12, 2020 (Predecessor), there were three customers representing 13.0%, 12.4% and 11.4% of total revenue. For the year ended December 31, 2019 (Predecessor), there were three customers representing 12.3%, 11.6% and 10.4% of total revenue. For the period from November 13, 2020 to December 31, 2020 (Successor), the period from January 1, 2020 to November 12, 2020 (Predecessor), there was no vendor representing more than 10% of total purchase. For the year ended December 31, 2019 (Predecessor), there was one vendor representing 27% of total purchase.
15.
Subsequent Events

(a) Recapitalization
On August 3, 2021, the Company amended its Certificate of Incorporation and the Company’s authorized all classes of stock is amended to 500,000,000 shares, of which (i) 450,000,000 shares shall be common stock, par value $0.0001 per share, and (ii) 50,000,000 shares shall be preferred stock, par value $0.0001 per share.
On August 3, 2021, the Company effectuated a 70,000 for 1 stock split on the Company’s issued and outstanding common stock. The authorized number of shares and par value per share of common stock shall not be affected by the stock split. After that, the Company’s issued and outstanding common stock is 70,000,000 shares.
(b) Issuance of stock options
On January 24, 2021, an option to purchase 4,200,000 fully vested common stocks, which has been retrospectively adjusted to reflect the recapitalization as disclosed in Note 15(a), at an exercise price of $0.43 per share was granted to Mr. Xiaofeng Denton Peng, the chairman of the board of directors of the Group. The grant of options is a special one-time award in recognition of the work done related to the Business Combination. The options are valued using the weighted average of the values under income approach, guideline public company method and transaction method, and apply a discount for marketability to come up with the fair value.
(c) 2021 Omnibus Equity Incentive Plan
On January 24, 2021, the Group has adopted the 2021 Omnibus Equity Incentive Plan. Equity awards under the 2021 Omnibus Equity Incentive Plan will be designed to reward the managements and other employees.
As of August 10, 2021, options to purchase 5,914,000 common stocks, which has been retrospectively adjusted to reflect the recapitalization as disclosed in Note 15(a), at an exercise price of $0.43 per share were granted to employees and directors according to 2021 Omnibus Equity Incentive plan.
The Group has evaluated subsequent events through August 24, 2021, the date of issuance of the consolidated financial statements, there were no other subsequent events occurred that would require recognition or disclosure in the consolidated financial statements.

                  Shares
Common Stock
[Phoenix logo]

PROSPECTUS

Maxim Group LLC
Through and including        , 2021 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This requirement is in addition to a dealers’ obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or membership.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS
Item 13.   Other Expenses of Issuance and Distribution
The following table sets forth the various expenses, all of which will be borne by the registrant, in connection with the sale and distribution of the securities being registered, other than the underwriting discounts and commissions. All amounts shown are estimates except for the SEC registration fee and the FINRA filing fee.
SEC registration fee	$
FINRA fees	$
Printing and engraving expenses	$
Accounting fees and expenses	$
Legal fees and expenses	$
Miscellaneous	$
Total	$

*
To be provided by amendment.

Item 14.   Indemnification of Directors and Officers.
Our certificate of incorporation provides that all directors, officers, employees and agents of the registrant shall be entitled to be indemnified by us to the fullest extent permitted by Section 145 of the Delaware General Corporation Law.
Section 145 of the Delaware General Corporation Law concerning indemnification of officers, directors, employees and agents is set forth below.
“Section 145.   Indemnification of officers, directors, employees and agents; insurance.
(a)   A corporation shall have power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person’s conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that the person’s conduct was unlawful.
(b)   A corporation shall have power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.
(c)   (1) To the extent that a present or former director or officer of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections (a) and (b) of this section, or in defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection therewith. For indemnification with respect to any act or omission occurring after December 31, 2020, references to “officer” for purposes of this paragraphs (c)(1) and (2) of this section shall mean only a person who at the time of such act or omission is deemed to have consented to service by the delivery of process to the registered agent of the corporation pursuant to § 3114(b) of Title 10 (for purposes of this sentence only, treating residents of this State as if they were nonresidents to apply § 3114(b) of Title 10 to this sentence).
(2)   The corporation may indemnify any other person who is not a present or former director or officer of the corporation against expenses (including attorneys’ fees) actually and reasonably incurred by such person to the extent he or she has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections (a) and (b) of this section, or in defense of any claim, issue or matter therein.
(d)   Any indemnification under subsections (a) and (b) of this section (unless ordered by a court) shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of the present or former director, officer, employee or agent is proper in the circumstances because the person has met the applicable standard of conduct set forth in subsections (a) and (b) of this section. Such determination shall be made, with respect to a person who is a director or officer of the corporation at the time of such determination:
(1)   By a majority vote of the directors who are not parties to such action, suit or proceeding, even though less than a quorum; or
(2)   By a committee of such directors designated by majority vote of such directors, even though less than a quorum; or
(3)   If there are no such directors, or if such directors so direct, by independent legal counsel in a written opinion; or
(4)   By the stockholders.
(e)   Expenses (including attorneys’ fees) incurred by an officer or director of the corporation in defending any civil, criminal, administrative or investigative action, suit or proceeding may be paid by the corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that such person is not entitled to be indemnified by the corporation as authorized in this section. Such expenses (including attorneys’ fees) incurred by former directors and officers or other employees and agents of the corporation or by persons serving at the request of the corporation as directors, officers, employees or agents of another corporation, partnership, joint venture, trust or other enterprise may be so paid upon such terms and conditions, if any, as the corporation deems appropriate.
(f)   The indemnification and advancement of expenses provided by, or granted pursuant to, the other subsections of this section shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in such person’s official capacity and as to action in another capacity while holding such office. A right to indemnification or to advancement of expenses arising under a provision of the certificate of incorporation or a bylaw shall not be eliminated or impaired by an amendment to or repeal or elimination of the certificate of incorporation or the bylaws after the occurrence of the act or omission that is the subject of the civil, criminal, administrative or investigative action, suit or proceeding for which indemnification or advancement of expenses is sought, unless the provision in effect at the time of such act or omission explicitly authorizes such elimination or impairment after such action or omission has occurred.
(g)   A corporation shall have power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of such person’s status as such, whether or not the corporation would have the power to indemnify such person against such liability under this section.
(h)   For purposes of this section, references to “the corporation” shall include, in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors, officers, and employees or agents, so that any person who is or was a director, officer, employee or agent of such constituent corporation, or is or was serving at the request of such constituent corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, shall stand in the same position under this section with respect to the resulting or surviving corporation as such person would have with respect to such constituent corporation if its separate existence had continued.
(i)   For purposes of this section, references to “other enterprises” shall include employee benefit plans; references to “fines” shall include any excise taxes assessed on a person with respect to any employee benefit plan; and references to “serving at the request of the corporation” shall include any service as a director, officer, employee or agent of the corporation which imposes duties on, or involves services by, such director, officer, employee or agent with respect to an employee benefit plan, its participants or beneficiaries; and a person who acted in good faith and in a manner such person reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner “not opposed to the best interests of the corporation” as referred to in this section.
(j)   The indemnification and advancement of expenses provided by, or granted pursuant to, this section shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.
(k)   The Court of Chancery is hereby vested with exclusive jurisdiction to hear and determine all actions for advancement of expenses or indemnification brought under this section or under any bylaw, agreement, vote of stockholders or disinterested directors, or otherwise. The Court of Chancery may summarily determine a corporation’s obligation to advance expenses (including attorneys’ fees).”
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers, and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment of expenses incurred or paid by a director, officer or controlling person in a successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to the court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.
In accordance with Section 102(b)(7) of the DGCL, our certificate of incorporation, will provide that no director shall be personally liable to us or any of our stockholders for monetary damages resulting from breaches of their fiduciary duty as directors, except to the extent such limitation on or exemption from liability is not permitted under the DGCL unless they violated their duty of loyalty to the company or its stockholders, acted in bad faith, knowingly or intentionally violated the law, authorized unlawful payments of dividends, unlawful stock purchases or unlawful redemptions, or derived improper personal benefit from their actions as directors. The effect of this provision of our certificate of incorporation is to eliminate our rights and those of our stockholders (through stockholders’ derivative suits on our behalf) to recover monetary damages against a director for breach of the fiduciary duty of care as a director, including breaches resulting from negligent or grossly negligent behavior, except, as restricted by Section 102(b)(7) of the DGCL. However, this provision does not limit or eliminate our rights or the rights of any stockholder to seek non-monetary relief, such as an injunction or rescission, in the event of a breach of a director’s duty of care.
If the DGCL is amended to authorize corporate action further eliminating or limiting the liability of directors, then, in accordance with our certificate of incorporation, the liability of our directors to us or our stockholders will be eliminated or limited to the fullest extent authorized by the DGCL, as so amended. Any repeal or amendment of provisions of our certificate of incorporation limiting or eliminating the liability of directors, whether by our stockholders or by changes in law, or the adoption of any other provisions inconsistent therewith, will (unless otherwise required by law) be prospective only, except to the extent such amendment or change in law permits us to further limit or eliminate the liability of directors on a retroactive basis.
Our certificate of incorporation will also provide that we will, to the fullest extent authorized or permitted by applicable law, indemnify our current and former officers and directors, as well as those persons who, while directors or officers of our corporation, are or were serving as directors, officers, employees or agents of another entity, trust or other enterprise, including service with respect to an employee benefit plan, in connection with any threatened, pending or completed proceeding, whether civil, criminal, administrative or investigative, against all expense, liability and loss (including, without limitation, attorney’s fees, judgments, fines, ERISA excise taxes and penalties and amounts paid in settlement) reasonably incurred or suffered by any such person in connection with any such proceeding. Notwithstanding the foregoing, a person eligible for indemnification pursuant to our certificate of incorporation will be indemnified by us in connection with a proceeding initiated by such person only if such proceeding was authorized by our board of directors, except for proceedings to enforce rights to indemnification.
The right to indemnification conferred by our certificate of incorporation is a contract right that includes the right to be paid by us the expenses incurred in defending or otherwise participating in any proceeding referenced above in advance of its final disposition; provided, however, that, if the DGCL requires, an advancement of expenses incurred by our officer or director (solely in the capacity as an officer or director of our corporation) will be made only upon delivery to us of an undertaking, by or on behalf of such officer or director, to repay all amounts so advanced if it is ultimately determined that such person is not entitled to be indemnified for such expenses under our certificate of incorporation or otherwise.
The rights to indemnification and advancement of expenses will not be deemed exclusive of any other rights which any person covered by our certificate of incorporation may have or hereafter acquire under law, our certificate of incorporation, our bylaws, an agreement, vote of stockholders or disinterested directors, or otherwise.
Any repeal or amendment of provisions of our certificate of incorporation affecting indemnification rights, whether by our stockholders or by changes in law, or the adoption of any other provisions inconsistent therewith, will (unless otherwise required by law) be prospective only, except to the extent such amendment or change in law permits us to provide broader indemnification rights on a retroactive basis, and will not in any way diminish or adversely affect any right or protection existing at the time of such repeal or amendment or adoption of such inconsistent provision with respect to any act or omission occurring prior to such repeal or amendment or adoption of such inconsistent provision. Our certificate of incorporation will also permit us, to the extent and in the manner authorized or permitted by law, to indemnify and to advance expenses to persons other that those specifically covered by our certificate of incorporation.
Our bylaws, which we intend to adopt immediately prior to the closing of this offering, include the provisions relating to advancement of expenses and indemnification rights consistent with those set forth in our certificate of incorporation. In addition, our bylaws provide for a right of indemnity to bring a suit in the event a claim for indemnification or advancement of expenses is not paid in full by us within a specified period of time. Our bylaws also permit us to purchase and maintain insurance, at our expense, to protect us and/or any director, officer, employee or agent of our corporation or another entity, trust or other enterprise against any expense, liability or loss, whether or not we would have the power to indemnify such person against such expense, liability or loss under the DGCL.
Any repeal or amendment of provisions of our bylaws affecting indemnification rights, whether by our board of directors, stockholders or by changes in applicable law, or the adoption of any other provisions inconsistent therewith, will (unless otherwise required by law) be prospective only, except to the extent such amendment or change in law permits us to provide broader indemnification rights on a retroactive basis, and will not in any way diminish or adversely affect any right or protection existing thereunder with respect to any act or omission occurring prior to such repeal or amendment or adoption of such inconsistent provision.
We will enter into indemnity agreements with each of our officers and directors a form of which is filed as an exhibit to this Registration Statement. These agreements will require us to indemnify these individuals to the fullest extent permitted under Delaware law and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified.
Pursuant to the Underwriting Agreement filed as Exhibit 1.1 to this Registration Statement, we have agreed to indemnify the underwriters and the underwriters have agreed to indemnify us against certain civil liabilities that may be incurred in connection with this offering, including certain liabilities under the Securities Act.
Item 15.   Recent Sales of Unregistered Securities.
The information below lists all of the securities sold by us during the past three years which were not registered under the Securities Act:
For each of the transactions referred to above, we relied upon an exemption from registration afforded by Section 4(2) of the Securities Act and Rule 506 of Regulation D promulgated thereunder, which exempt transactions by an issuer not involving any public offering.
Item 16.   Exhibits and Financial Statement Schedules.
(a) The following exhibits are filed as part of this Registration Statement:
1.1	Form of Underwriting Agreement*
3.1	Articles of Incorporation of the Registrant, as amended*
3.2	Bylaws of the Registrant*
4.1	Form of Common Stock Certificate*
4.2	Form of Underwriter Warrant*
5.1	Opinion of Loeb & Loeb LLP regarding legality*
10.1	[Other Material Agreements*]
10.2	[Other Material Agreements*]
10.3	Employment Agreement of [ ]*
10.4	Employment Agreement of [ ]*
10.5	[2020 Equity Incentive Plan]*
10.6	[Other Material Agreements*]
10.7	[Other Material Agreements*]
10.8	[Other Material Agreements]*
14.1	Code of Ethics of Phoenix Motor Inc. Applicable To Directors, Officers And Employees*
21.1	Subsidiaries of the Registrant*
23.1	Consent of Marcum Bernstein & Pinchuk LLP, independent registered public accounting firm*
23.2	Consent of Loeb & Loeb LLP (included in Exhibit 5.1)*

24.1	Power of Attorney (included on signature page)
99.1	Form of Audit Committee Charter*
99.2	Form of Compensation Committee Charter*

*
To be filed by amendment.

Item 17.   Undertakings.
The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.
Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.
The undersigned registrant hereby undertakes that:
(1)   For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.
(2)   For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
(3)   For purposes of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:
(i)   Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;
(ii)   Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;
(iii)   The portion of any other free writing prospectus relating to the offering containing materialin formation about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and
(iv)   Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-1 and has duly caused this registration statement or amendment thereto to be signed on its behalf by the undersigned, thereunto duly authorized, in Ontario, California, on                  , 2021.
PHOENIX MOTOR INC.
By: Name: Joseph R. Mitchell Title: Chief Executive Officer (principal executive officer)
POWER OF ATTORNEY
KNOWN ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Joseph R. Mitchell and Chris Wang his true and lawful attorney-in-fact, with full power of substitution and resubstitution for him and in his name, place and stead, in any and all capacities to sign any and all amendments (including post-effective amendments) to this registration statement (and to any registration statement filed pursuant to Rule 462 under the Securities Act of 1933, as amended), and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that said attorney-in-fact or his substitute, each acting alone, may lawfully do or cause to be done by virtue thereof.
Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities held on the dates indicated.
Signature	Title	Date
Joseph R. Mitchell	Chief Executive Officer and Director (principal executive officer)	, 2021
Chris Wang	Chief Financial Officer (principal financial and accounting officer)	, 2021
Tarek Helou	Chief Operating Officer	, 2021
Denton Peng	Chairman and Director	, 2021
TBD	Director	, 2021